Filed Pursuant to Rule 424(b)(4)
Registration No. 333-33370
5,000,000 Shares

[Apollo Group Logo]

University of Phoenix Online Common Stock

         Apollo Group, Inc. is selling 5,000,000 shares of a new series of its non-voting common stock called University of Phoenix Online common stock. University of Phoenix Online common stock is intended to track the economic performance of University of Phoenix Online, a division of the University of Phoenix, Inc., a wholly owned subsidiary of Apollo Group, Inc. The Chairman of Apollo Group, Inc. and his son own 92.9% of the Apollo Group, Inc. voting stock.

      Prior to this offering, there has been no public market for University of Phoenix Online common stock. University of Phoenix Online common stock has been approved for listing on The Nasdaq Stock Market’s National Market under the symbol “UOPX.”

      The underwriters have an option to purchase a maximum of 750,000 additional shares to cover over-allotments of shares.

      Investing in the University of Phoenix Online common stock involves risks. See “Risk Factors” on page 16.

		Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Apollo Group, Inc.

Per Share	$14.00	$0.98	$13.02

Total	$70,000,000	$4,900,000	$65,100,000

      Delivery of the shares of University of Phoenix Online common stock will be made on or about October 3, 2000.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

Banc of America Securities LLC
Chase H&Q

The date of this prospectus is September 27, 2000.

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[Picture of person working on keyboard]

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"The Intelligent Way to Attend Class"

[Six picture frames of various people working on laptops]

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[The term "University of Phoenix Online" written over a list of the programs available through University of Phoenix Online]

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information.” You should be aware that information contained on any of our Web sites, including University of Phoenix Online’s Web site, is not part of this prospectus.

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PROSPECTUS SUMMARY

      Because this is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus, including “Risk Factors” and the financial statements and the related notes, before deciding to invest in University of Phoenix Online common stock. References in this prospectus to “we,” “our,” and “us” refer to Apollo Group, Inc. References to “Apollo Education Group” refer to the assets, liabilities, and businesses of Apollo Group, Inc. other than the assets, liabilities, and business allocated to University of Phoenix Online. Apollo Education Group includes University of Phoenix’s physical campuses in addition to a retained interest in University of Phoenix Online.

Apollo Group, Inc.

      We have been providing higher education to working adults for over 25 years. We operate through our subsidiaries, the University of Phoenix, Inc., which includes both the physical campuses and University of Phoenix Online, the Institute for Professional Development, the College for Financial Planning Institutes Corporation, Western International University, Inc., and Apollo Learning Group, Inc. The consolidated enrollment in our educational programs would make us the largest private institution of higher education in the U.S. We currently offer our programs and services at 52 campuses and 92 learning centers in 35 states, Puerto Rico, and Vancouver, British Columbia. Our combined degree enrollment increased to approximately 94,300 at May 31, 2000 from approximately 36,800 at August 31, 1995.

University of Phoenix Online

      University of Phoenix Online is a division of the University of Phoenix, Inc., a wholly owned subsidiary of ours. University of Phoenix Online common stock is a series of our common stock that is intended to reflect or “track” the economic performance of University of Phoenix Online. Assuming no exercise of the underwriters’ over-allotment option, the shares offered will represent approximately 9.5% of the equity of University of Phoenix Online immediately after this offering and the remaining approximately 90.5% will represent the retained interest of Apollo Education Group in University of Phoenix Online immediately after this offering.

      University of Phoenix Online is an online provider of accessible, accredited education programs for working adults. University of Phoenix Online began operations in 1989 by modifying courses developed by University of Phoenix’s physical campuses for delivery via modem to students worldwide. Today, University of Phoenix Online’s courses and programs are available via the Internet 24 hours a day, 7 days a week and can be accessed using basic technology, such as a Pentium-class personal computer, a 28.8K modem, and an Internet service provider. University of Phoenix Online currently offers 10 accredited degree programs in business, education, information technology, and nursing. As of May 31, 2000, University of Phoenix Online had approximately 13,800 degree students and approximately 1,200 faculty members. University of Phoenix Online’s revenues have increased to $69.6 million for the fiscal year ended August 31, 1999 from $45.1 million for the fiscal year ended August 31, 1998. University of Phoenix Online’s expenses increased to $56.5 million for the fiscal year ended August 31, 1999 from $37.3 million for the fiscal year ended August 31, 1998. University of Phoenix Online’s operating income increased to $13.1 million for the fiscal year ended August 31, 1999 from $7.8 million for the fiscal year ended August 31, 1998.

      We have more than 25 years of experience in providing higher education programs for working adults and University of Phoenix Online has 11 years of experience in delivering these programs online. This enables us to provide students with an effective online education program and responsive customer service by providing students with access to many of the resources from University of Phoenix’s physical campuses, including:

•	accredited degree programs in areas relevant to working adults, which enables University of Phoenix Online’s students to participate in federal student financial aid programs;

•	expertise in developing and implementing a standardized and practical curriculum, including joint development by content experts selected from over 7,400 University of Phoenix faculty and major employers of University of Phoenix Online’s students;

•	proven methods for recruiting and training faculty and monitoring academic quality to ensure student satisfaction and increase retention;

•	University of Phoenix’s Learning Resources Services, which include an electronic library; and

•	an established brand in adult learning, with students and graduates working throughout corporate America.

      The widespread use and acceptance of the Internet is revolutionizing the delivery of education and training, creating new market opportunities for University of Phoenix Online. IDC, an international data research firm, estimates that the number of students enrolled in distance learning will increase to 2.2 million in 2002 from 0.7 million in 1998. We believe that University of Phoenix Online’s extensive educational content and experience in delivering this content over the Internet provide it with a competitive advantage. Traditional universities that have limited experience in tailoring their programs to the Internet and recently formed technology-based education companies possess only a few of the many aspects that are critical to providing a compelling online educational service.

      University of Phoenix Online will implement the following strategic initiatives in an attempt to become the leading online provider of accessible, high-quality education for working adults and the preferred provider of workplace training to their employers:

•	increase enrollments and retention through marketing, partnerships, and other initiatives;

•	expand program offerings;

•	increase and strengthen corporate relationships and offer corporate training programs;

•	expand internationally; and

•	generate new revenue streams by offering complementary educational services.

      Our principal executive office is at 4615 E. Elwood Street, Phoenix Arizona 85040. Our telephone number is (480) 966-5394. University of Phoenix Online’s office is at 3157 E. Elwood Street, Phoenix, Arizona 85034. University of Phoenix Online’s Web site address is http://online.uophx.edu.

University of Phoenix Online Common Stock

Basic investment characteristics:	University of Phoenix Online common stock is what is sometimes referred to as “tracking stock.” Tracking stock is a type of common stock that is intended to reflect or “track” the economic performance of a specified group of a corporation’s assets or businesses instead of the overall economic performance of the corporation.

University of Phoenix Online common stock is intended to track the economic performance of University of Phoenix Online, the online division of the University of Phoenix, Inc., by incorporating terms that are designed to provide the holders of that stock with economic rights in the business of University of Phoenix Online similar to the rights that stock would have if University of Phoenix Online were a separate corporation.

The business and assets allocated to University of Phoenix Online are not, however, those of a separate corporation and no formal transfer of title or assumption of liabilities will be made. Further, if we liquidate, holders of University of Phoenix Online common stock will not have rights to receive specific assets allocated to University of Phoenix Online. Instead, if we liquidate, our assets, after payment of all of our liabilities and liquidation preferences on any outstanding shares of our preferred stock, would be distributed to holders of all series of our common stock based on their respective values.

Although we intend University of Phoenix Online common stock to track the economic performance of University of Phoenix Online, University of Phoenix Online common stock, like our currently outstanding Apollo Education Group Class A common stock and Apollo Education Group Class B common stock, will be a series of our common stock. For this reason, holders of University of Phoenix Online common stock will be subject to all of the risks associated with an investment in us and all of our businesses, assets, and liabilities. Accordingly, we cannot assure you that the market price of University of Phoenix Online common stock will, in fact, track the economic performance of University of Phoenix Online.

In this prospectus, we use the terms “Apollo Education Group Class A common stock” and “Apollo Education Group Class B common stock” to refer to our Class A common stock and Class B common stock after our amended and restated articles of incorporation are adopted. We use the term “Apollo Education Group common stock” to refer to both Apollo Education Group Class A common stock and Apollo Education Group Class B common stock.

Voting rights:	Holders of University of Phoenix Online common stock will have no voting rights except in limited circumstances.

Dividends:	We do not expect to pay any dividends on University of Phoenix Online common stock for the foreseeable future.

If dividends are paid, the total amount paid as dividends on University of Phoenix Online common stock cannot exceed the lesser of

• the amount of assets that would be legally available for the payment of dividends under Arizona law if University of Phoenix Online were a separate Arizona corporation; and

• the amount legally available for the payment of dividends by us under Arizona law.

Under Arizona law, a corporation may pay a dividend only if it is able to pay its debts as they become due and if it maintains positive net worth after the dividend is paid. Therefore, it is possible that University of Phoenix Online could have positive operating results but losses at Apollo Education Group are so severe as to prevent payment of a dividend on University of Phoenix Online common stock. Accordingly, the legal ability to pay dividends will not necessarily link the performance of University of Phoenix Online with the market price of University of Phoenix Online common stock. However, because we do not expect to pay any dividends on University of Phoenix Online common stock for the foreseeable future, we do not believe that the provisions governing the payment of dividends on University of Phoenix Online common stock will affect any correlation of University of Phoenix Online’s economic performance to the market price of University of Phoenix Online common stock.

We will be permitted to pay dividends exclusively on Apollo Education Group common stock, exclusively on University of Phoenix Online common stock, or on both, in equal or unequal amounts.

Rights on disposition of assets:	Generally, if we dispose of 80% or more of the assets allocated to University of Phoenix Online, we would be required to choose one of the following three alternatives:

• pay a dividend to holders of University of Phoenix Online common stock in an amount equal to the holders’ proportionate interest in the net proceeds of that disposition;

• redeem outstanding shares of University of Phoenix Online common stock from holders of those shares for an amount equal to the holders’ proportionate interest in the net proceeds of that disposition; or

• convert shares of University of Phoenix Online common stock to shares of Apollo Education Group Class A common stock based on the average market value of University of Phoenix Online common stock as compared to the average market value of Apollo Education Group Class A common stock over a specified 20 trading day period plus a premium, payable in additional shares of Apollo Education Group Class A common stock, in some cases. The premium will be 10% if the disposition of assets occurs before the second anniversary of the issuance of University of Phoenix Online common stock. However, there will be no premium if specified changes or clarifications in the U.S. federal income tax treatment of tracking stock occur before the conversion or if the disposition of assets occurs on or after the second anniversary of the issuance of University of Phoenix Online common stock.

For purposes of the preceding discussion, the holders’ “proportionate interest” in the net proceeds of the disposition will equal the product of the net proceeds of the disposition, multiplied by a fraction:

• the numerator of which is the number of shares of University of Phoenix Online common stock outstanding at the time of the disposition; and

• the denominator of which is the sum of:

• the number of shares of University of Phoenix Online common stock outstanding at the time of the disposition; plus

• the number of shares of University of Phoenix Online common stock that would be issued at the time of the disposition if Apollo Education Group’s retained interest in University of Phoenix Online were reflected in outstanding shares of University of Phoenix Online common stock.

We will not be required to pursue any of the dividend, redemption, or conversion alternatives described above if the disposition is an exempt disposition under our amended and restated articles of incorporation.

An “exempt disposition” means any of the following:

• a disposition in connection with our dissolution, or our liquidation and winding-up, and the distribution of our assets to our shareholders;

• a disposition to any person or entity controlled by us, as determined by our board of directors;

• a disposition in which we receive consideration consisting primarily of equity securities of an entity that is primarily engaged or proposes to engage primarily in one or more businesses similar or complementary to businesses conducted by University of Phoenix Online prior to the disposition, as determined by our board of directors;

• a disposition that represents a dividend of assets allocated to University of Phoenix Online which is paid to holders of University of Phoenix Online common stock; or

• any other disposition, if at the time of the disposition:

• there are no shares of Apollo Education Group Class A common stock outstanding; or

• there are no shares of University of Phoenix Online common stock outstanding.

Accordingly, if the disposition of assets allocated to University of Phoenix Online constitutes an exempt disposition, we will not pursue any of the dividend, redemption, or conversion alternatives discussed above. Instead, in general:

• If the exempt disposition occurs in connection with our liquidation, holders of University of Phoenix Online common stock would have the conventional rights associated with that stock upon our liquidation, including rights to receive their proportionate interest in our assets remaining after all of our liabilities and the liquidation preferences on any outstanding shares of our preferred stock are paid;

• If the exempt disposition represents a dividend of assets paid to holders of University of Phoenix Online common stock, the holders of University of Phoenix Online common stock would receive those assets directly; and

• If the exempt disposition relates to a transfer of assets to a person or entity controlled by us or the receipt of equity securities from an entity that is primarily engaged or proposes to engage primarily in one or more businesses similar or complementary to businesses conducted by University of Phoenix Online, or if the exempt disposition occurs when there are no shares of Apollo Education Group Class A common stock outstanding, we would receive the consideration from that transfer and holders of University of Phoenix Online common stock would continue to hold their stock. However, if substantially all of our assets, including the assets allocated to Apollo Education Group, are disposed of in a single transaction in exchange for the receipt of equity securities of an entity that is primarily engaged or proposes to engage primarily in one or more businesses similar or complementary to our businesses, then generally the equity securities would be distributed to all of our shareholders.

Our right to convert shares of University of Phoenix Online common stock to shares of Apollo Education Group Class A common stock:	We will have the right, at any time, to convert shares of University of Phoenix Online common stock to shares of Apollo Education Group Class A common stock based on the average market value of University of Phoenix Online common stock as compared to the average market value of Apollo Education Group Class A common stock over a specified 20 day trading period, plus a premium, payable in additional shares of Apollo Education Group Class A common stock, in some cases. The premium will be 25% if the conversion occurs during the first year after the issuance of University of Phoenix Online common stock; 20% if the conversion occurs during the second year after the issuance; 15% if the conversion occurs during the third year after the issuance; and 10% if the conversion occurs thereafter. However, no premium will be payable if the conversion occurs at any time after the aggregate market value of the outstanding University of Phoenix Online common stock has exceeded, for any 20 consecutive trading day period, 60% of the aggregate market value of the outstanding Apollo Education Group Class A common stock.

Additionally, no premium will be payable if the conversion occurs after the occurrence of specified changes or clarifications in the U.S. federal income tax treatment of tracking stock.

Our right to convert shares of University of Phoenix Online common stock to shares of stock of a subsidiary of ours:	We will have the right, at any time, to transfer all of the allocated assets and liabilities of University of Phoenix Online to a subsidiary of ours and, in that event, to convert all of the shares of University of Phoenix Online common stock to a specified number of shares of non-voting common stock of that subsidiary. The shares of common stock in the subsidiary received by holders of University of Phoenix Online common stock in that case would represent the same proportionate interest in the equity of the subsidiary that the outstanding University of Phoenix Online common stock represents in the overall equity of University of Phoenix Online at the time of the conversion, taking into consideration for this purpose Apollo Education Group’s retained interest in University of Phoenix Online at that time. We would either retain the remaining shares of the subsidiary or distribute the remaining shares of the subsidiary to the holders of Apollo Education Group common stock with:

• holders of Apollo Education Group Class A common stock receiving shares of the same series of subsidiary stock as the shares issued to holders of University of Phoenix Online common stock; and

• holders of Apollo Education Group Class B common stock receiving shares of a separate series of common stock of the subsidiary that possess voting rights with respect to the subsidiary that are generally comparable to the voting rights that Apollo Education Group Class B common stock has with respect to us.

Rights on liquidation:	If we liquidate, holders of University of Phoenix Online common stock will not have rights to receive specific assets allocated to University of Phoenix Online or rights to receive amounts tied directly to the value of the assets allocated to University of Phoenix Online. Instead, holders of University Online common stock and Apollo Education Group common stock would, if we liquidate, be entitled to receive their proportionate interest in our assets remaining after all of our liabilities and the liquidation preferences on any outstanding shares of our preferred stock are paid. Any remaining assets would be distributed pro rata in accordance with the average market values of University of Phoenix Online common stock and Apollo Education Group common stock, valuing Apollo Education Group Class B common stock at the market value of Apollo Education Group Class A common stock, over a specified 20 trading day period prior to the liquidation.

Retained interest of Apollo Education Group in University of Phoenix Online:	The outstanding shares of University of Phoenix Online common stock offered to the public by this prospectus will represent only a portion of the equity of University of Phoenix Online. The balance of the equity of University of Phoenix Online will be allocated to

Apollo Education Group and is referred to as Apollo Education Group’s “retained interest” in University of Phoenix Online.

Apollo Education Group’s retained interest in University of Phoenix Online is currently 100%. It is intended that the University of Phoenix Online common stock being offered will initially represent approximately 9.5% of the equity of University of Phoenix Online, or approximately 10.8% if the underwriters exercise in full their over-allotment option to purchase additional shares of University of Phoenix Online common stock. The remaining approximately 90.5%, or approximately 89.2% if the underwriters exercise in full their over-allotment option, is intended to represent Apollo Education Group’s retained interest in University of Phoenix Online immediately after this offering.

The size of Apollo Education Group’s retained interest in University of Phoenix Online would be adjusted in the future to reflect other events, including additional issuances of University of Phoenix Online common stock, repurchases of University of Phoenix Online common stock, and transfers of cash or other property between Apollo Education Group and University of Phoenix Online.

Cash management and allocation policies:	For purposes of tracking the economic performance of each of University of Phoenix Online and Apollo Education Group, all of our assets and liabilities have been allocated between Apollo Education Group and University of Phoenix Online. To address the ongoing relationship between Apollo Education Group and University of Phoenix Online, and possible further allocations of our assets and liabilities between University of Phoenix Online and Apollo Education Group, our board of directors has adopted a series of policies. Although it has no present intention to do so, our board of directors may at any time in its sole discretion modify, rescind, or supplement these policies.

These allocation policies also contain provisions that set parameters for:

• commercial transactions between Apollo Education Group and University of Phoenix Online;

• specified extraordinary transactions, including repurchases of University of Phoenix Online common stock by Apollo Education Group; and

• allocations of corporate expenses, license fees, and income tax expenses.

The Offering

University of Phoenix Online common stock offered	5,000,000 shares

University of Phoenix Online common stock effectively owned by Apollo Education Group through its retained interest after this offering	47,500,000 shares

Total University of Phoenix Online common stock outstanding plus shares effectively owned by Apollo Education Group through its retained interest immediately after this offering	52,500,000 shares

Use of proceeds	We will allocate all of the net proceeds of this offering to University of Phoenix Online. We intend to use substantially all of the net proceeds of this offering to provide for working capital to increase marketing and sales activities over the next 18 to 24 months to accelerate the growth of University of Phoenix Online’s business. We may also use a small portion of the net proceeds to acquire or invest in businesses or products complementary to University of Phoenix Online or to obtain the right to use complementary technologies.

Nasdaq National Market symbol	“UOPX”

      The shares of University of Phoenix Online common stock outstanding after this offering exclude:

•	9,000,000 shares that have been reserved for issuance under our stock incentive plan;

•	2,000,000 shares that have been reserved for issuance under our employee stock purchase plan; and

•	100,000 shares that have been reserved for issuance under our director stock plan.

      Except as otherwise indicated, the information in this prospectus is based on the assumption that there will be no exercise of the underwriters’ over-allotment option.

CONSOLIDATING STATEMENT OF OPERATIONS DATA

      The following schedules present statement of operations data of Apollo Education Group, University of Phoenix Online, and Apollo Group, Inc. We have presented this information to illustrate the respective operating results of Apollo Education Group and University of Phoenix Online, including the impact of the inter-group license fee and inter-group allocated expenses, and how the operating results of those groups relate to the consolidated operating results of Apollo Group, Inc. This information, which has been prepared in accordance with generally accepted accounting principles, should be read together with the consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Apollo Group, Inc.” and the financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online” which are included elsewhere in this prospectus.

      The statement of operations data for the years ended August 31, 1999, 1998, and 1997 have been derived from our audited financial statements included elsewhere in this prospectus while the statement of operations data for the nine months ended May 31, 2000 and 1999 have been derived from our unaudited financial statements which are also included elsewhere in this prospectus.

      The information presented below for Apollo Education Group excludes its retained interest in University of Phoenix Online, which is currently 100%. This retained interest will decline to reflect issuances of University of Phoenix Online Common Stock and may be further adjusted to reflect other events.

      Since its inception, we have financed University of Phoenix Online’s operations internally and have not incurred any related third-party debt. University of Phoenix Online does not maintain a bank account; rather all of its cash receipts and disbursements are processed by us on University of Phoenix Online’s behalf. Currently, all amounts are settled through the funds allocated to/from Apollo Education Group component of University of Phoenix Online’s divisional net worth. Whenever University of Phoenix Online generates cash from operations, that cash is deemed to be transferred to Apollo Education Group and is accounted for as a return of capital. Whenever University of Phoenix Online has a cash need, that cash is deemed to be transferred from Apollo Education Group and is accounted for as a capital contribution. As a result of this policy, the accompanying consolidating statement of operations data do not reflect any inter-group interest income or expense. Additionally, this policy will not change prior to the completion of this offering.

      We currently expect that following this offering, the difference between the net proceeds of this offering and outlays attributable to University of Phoenix Online following this offering will be accounted for as a revolving credit allowance from University of Phoenix Online to Apollo Education Group requiring the reflection of interest expense by Apollo Education Group and interest income by University of Phoenix Online at the rate of interest determined by our board of directors. Any other cash transfers accounted for as revolving credit advances will not bear interest unless our board of directors determines otherwise. As a result of this change in policy, our consolidating statement of operations data for periods subsequent to the offering may reflect inter-group interest income and expense. Accordingly, operating results for Apollo Education Group and University of Phoenix Online for periods subsequent to this offering may not be comparable to such operating results prior to this offering.

      We intend, for so long as the University of Phoenix Online common stock remains outstanding, to include in our filings under the Securities Act of 1934, financial statements of the University of Phoenix Online, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online,” as of the same dates and for the same periods as our consolidated financial statements. These financial statements will be prepared in accordance with generally accepted accounting principles, and in the case of annual financial statements, will be audited. These financial statements are not legally required under current law or SEC regulations.

	Nine Months Ended May 31, 2000

	Apollo	University		Apollo
	Education	of Phoenix		Group,
	Group	Online	Eliminations	Inc.

(In thousands)

Revenues:

Tuition and other, net(1)	$374,037	$70,952	$—	$444,989

Inter-group license fee revenue(2)	2,838		(2,838)	—

	376,875	70,952	(2,838)	444,989

Costs and expenses:
Instructional costs and services

External expenses(3)	236,643	26,449		263,092

Inter-group allocated expenses(4)	(6,942)	6,942		—

Inter-group license fee expense(2)		2,838	(2,838)	—
Selling and promotional

External expenses(3)	56,425	9,992		66,417

Inter-group allocated expenses(4)	(461)	461		—
General and administrative

External expenses(3)	35,272			35,272

Inter-group allocated expenses(4)	(5,082)	5,082		—

	315,855	51,764	(2,838)	364,781

Income from operations	61,020	19,188		80,208

Interest income, net	4,186			4,186

Income before income taxes	65,206	19,188		84,394

Provision for income taxes(5)	26,769	7,742		34,511

Net income	$38,437	$11,446	$—	$49,883

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Nine Months Ended May 31, 1999

	Apollo	University		Apollo
	Education	of Phoenix		Group,
	Group	Online	Eliminations	Inc.

(In thousands)

Revenues:

Tuition and other, net(1)	$312,911	$50,250	$—	$363,161

Inter-group license fee revenue(2)	2,010		(2,010)	—

	314,921	50,250	(2,010)	363,161

Costs and expenses:
Instructional costs and services

External expenses(3)	190,107	22,053		212,160

Inter-group allocated expenses(4)	(3,831)	3,831		—

Inter-group license fee expense(2)		2,010	(2,010)	—
Selling and promotional

External expenses(3)	47,423	7,809		55,232

Inter-group allocated expenses(4)	(127)	127		—
General and administrative

External expenses(3)	28,695			28,695

Inter-group allocated expenses(4)	(3,798)	3,798		—

	258,469	39,628	(2,010)	296,087

Income from operations	56,452	10,622		67,074

Interest income, net	3,939			3,939

Income before income taxes	60,391	10,622		71,013

Provision for income taxes(5)	24,054	4,306		28,360

Net income	$36,337	$6,316	$—	$42,653

See accompanying footnotes on page 15.

	Year Ended August 31, 1999

	Apollo	University		Apollo
	Education	of Phoenix		Group,
	Group	Online	Eliminations	Inc.

(In thousands)

Revenues:

Tuition and other, net(1)	$429,264	$69,582	$—	$498,846

Inter-group license fee revenue(2)	2,783		(2,783)	—

	432,047	69,582	(2,783)	498,846

Costs and expenses:
Instructional costs and services

External expenses(3)	259,190	31,872		291,062

Inter-group allocated expenses(4)	(4,973)	4,973		—

Inter-group license fee expense(2)		2,783	(2,783)	—
Selling and promotional

External expenses(3)	63,958	11,247		75,205

Inter-group allocated expenses(4)	(131)	131		—
General and administrative

External expenses(3)	39,826			39,826

Inter-group allocated expenses(4)	(5,444)	5,444		—

	352,426	56,450	(2,783)	406,093

Income from operations	79,621	13,132		92,753

Interest income, net	5,229			5,229

Income before income taxes	84,850	13,132		97,982

Provision for income taxes(5)	33,654	5,323		38,977

Net income	$51,196	$7,809	$—	$59,005

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year Ended August 31, 1998

	Apollo	University		Apollo
	Education	of Phoenix		Group,
	Group	Online	Eliminations	Inc.

(In thousands)

Revenues:

Tuition and other, net(1)	$339,796	$45,081	$—	$384,877

Inter-group license fee revenue(2)	1,803		(1,803)	—

	341,599	45,081	(1,803)	384,877

Costs and expenses:
Instructional costs and services

External expenses(3)	212,168	20,424		232,592

Inter-group allocated expenses(4)	(3,599)	3,599		—

Inter-group license fee expense(2)		1,803	(1,803)	—
Selling and promotional

External expenses(3)	41,291	7,744		49,035

Inter-group allocated expenses(4)	(119)	119		—
General and administrative

External expenses(3)	33,064			33,064

Inter-group allocated expenses(4)	(3,631)	3,631		—

	279,174	37,320	(1,803)	314,691

Income from operations	62,425	7,761		70,186

Interest income, net	6,086			6,086

Income before income taxes	68,511	7,761		76,272

Provision for income taxes(5)	26,824	3,151		29,975

Net income	$41,687	$4,610	$—	$46,297

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year Ended August 31, 1997

	Apollo	University		Apollo
	Education	of Phoenix		Group,
	Group	Online	Eliminations	Inc.

(In thousands)

Revenues:

Tuition and other, net(1)	$250,645	$28,550	$—	$279,195

Inter-group license fee revenue(2)	1,142		(1,142)	—

	251,787	28,550	(1,142)	279,195

Costs and expenses:
Instructional costs and services

External expenses(3)	152,705	15,015		167,720

Inter-group allocated expenses(4)	(1,259)	1,259		—

Inter-group license fee expense(2)		1,142	(1,142)	—
Selling and promotional

External expenses(3)	29,231	5,956		35,187

Inter-group allocated expenses(4)	(72)	72		—
General and administrative

External expenses(3)	25,481			25,481

Inter-group allocated expenses(4)	(2,486)	2,486		—

	203,600	25,930	(1,142)	228,388

Income from operations	48,187	2,620		50,807

Interest income, net	4,174			4,174

Income before income taxes	52,361	2,620		54,981

Provision for income taxes(5)	20,524	1,078		21,602

Net income	$31,837	$1,542	$—	$33,379

See accompanying footnotes on page 15.

      (1)  Tuition and other revenues are shown net of discounts from a variety of promotional programs and represent amounts earned from students of Apollo Education Group and University of Phoenix Online, respectively. There are no tuition or other revenues that have been allocated between Apollo Education Group and University of Phoenix Online.

      (2)  Apollo Group, Inc. charges University of Phoenix Online a license fee equal to 4% of University of Phoenix Online’s net revenues for the use of curriculum, trademarks, and copyrights owned by Apollo Group, Inc. and its subsidiaries. The license fee, which is included in University of Phoenix Online’s instructional costs and services, totalled $2.8 million, $1.8 million and $1.1 million for the years ended August 31, 1999, 1998, and 1997, respectively, and $2.8 million and $2.0 million for the nine months ended May 31, 2000 and 1999, respectively. The inter-group license fee revenue of Apollo Education Group eliminates against the inter-group license fee expense of University of Phoenix Online in consolidation at the Apollo Group, Inc. level.

      The related license policy was not in place prior to March 24, 2000; however, in order to prepare financial statements that include the charges and benefits of the types provided for under this policy, the accompanying consolidating statement of operations data reflect charges and benefits that would have applied if this policy had been in effect during the periods presented. Although it has no present intention to do so, Apollo Group, Inc.’s board of directors may at any time in its sole discretion modify, rescind, or supplement this policy.

      (3)  External expenses represent costs incurred directly by Apollo Education Group and University of Phoenix Online and do not include any inter-group allocations.

      (4)  Certain costs incurred by Apollo Group, Inc. and the University of Phoenix, Inc. including legal, accounting, corporate office and centralized student services costs, have been allocated to University of Phoenix Online on the basis of its revenues in relation to those of Apollo Group, Inc. and the University of Phoenix, Inc. The allocation of such expenses to University of Phoenix Online was as follows:

	Year ended August 31,			Nine months ended

	1999	1998	1997	May 31, 2000	May 31, 1999

				(unaudited)

Instructional costs and services	$4,973	$3,599	$1,259	$6,942	$3,831

Selling and promotional	131	119	72	461	127

General and administration	5,444	3,631	2,486	5,082	3,798

	$10,548	$7,349	$3,817	$12,485	$7,756

      The related corporate expense allocation policy was not in place prior to March 24, 2000; however, in order to prepare financial statements that include the charges and benefits of the types provided for under this policy, the accompanying consolidating statement of operations data reflect charges and benefits that would have applied if this policy had been in effect during the periods presented. Although it has no present intention to do so, Apollo Group, Inc.’s board of directors may at any time in its sole discretion modify, rescind, or supplement this policy.

      (5)  University of Phoenix Online’s results, along with other divisions of the University of Phoenix, Inc., are included in the Apollo Group, Inc. consolidated federal income tax return. State taxes are paid based upon apportioned taxable income or loss of Apollo Group, Inc., with the exception of certain state taxes that are based upon an apportionment of University of Phoenix taxable income or loss. The provision for income taxes included in the accompanying consolidating statement of operations data has been calculated on a separate company basis.

RISK FACTORS

      An investment in University of Phoenix Online common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy University of Phoenix Online common stock. University of Phoenix Online’s business, financial condition, or results of operations could be materially adversely affected by any of these risks. The trading price of University of Phoenix Online common stock could decline due to any of these risks, and you may lose part or all of your investment.

Risks Related to this Offering

Holders of University of Phoenix Online common stock will not have any legal rights relating to specific assets allocated to University of Phoenix Online or Apollo Education Group.

      In order to track the economic performance of each of University of Phoenix Online and Apollo Education Group, we have allocated all of our consolidated assets, liabilities, revenues, and expenses between University of Phoenix Online and Apollo Education Group. However, that allocation will not change the legal title to any assets or responsibility for any liabilities and will not affect the rights of any of our creditors. Holders of University of Phoenix Online common stock will be common shareholders of Apollo Group, Inc. as a whole and, as such, will be subject to all risks associated with an investment in us and all of our businesses, assets, and liabilities.

      Holders of University of Phoenix Online common stock will not have any legal rights related to any assets allocated to University of Phoenix Online or Apollo Education Group. If we liquidate, all of our common shareholders would receive a share of our net assets based on the relative trading prices of University of Phoenix Online common stock and Apollo Education Group Class A common stock rather than on any assessment of the actual value of the assets allocated to University of Phoenix Online or Apollo Education Group.

Our Chairman and his son own 92.9% of our voting stock, which enables them to control substantially all actions taken by our shareholders.

      Our Chairman and Chief Executive Officer, John G. Sperling, Ph.D., and his son, Peter V. Sperling, who is also one of our directors as well as our Senior Vice President, Secretary, and Treasurer, own 92.9% of our Apollo Education Group Class B common stock, which is our only series of voting stock. By controlling 92.9% of our voting power, John and Peter Sperling are able to elect all members of our board of directors and control substantially all actions to be taken by our shareholders. As a result, they are able to maintain control over our operations and business.

Holders of University of Phoenix Online common stock will not have any voting rights and will be unable to influence University of Phoenix Online’s business.

      Holders of University of Phoenix Online common stock will not have the right to vote unless a separate class vote is required by Arizona law. Holders of Apollo Education Group Class B common stock have the sole right to elect our board of directors. As a result, holders of University of Phoenix Online common stock will not have the ability to influence the management or focus of University of Phoenix Online’s business.

The market value of University of Phoenix Online common stock may not accurately reflect the economic performance of University of Phoenix Online.

      Although we intend that University of Phoenix Online common stock will track the economic performance of University of Phoenix Online, the market value of the stock may not accurately reflect that performance. The market value of that stock may fail to accurately reflect the economic performance of University of Phoenix Online for several reasons.

      Holders of University of Phoenix Online common stock will not have rights to specific assets allocated to University of Phoenix Online or rights, if we liquidate, to receive amounts tied directly to the value of assets allocated to University of Phoenix Online. The market may, therefore, perceive an absence in linkage between the value of University of Phoenix Online common stock and the economic performance of University of Phoenix Online.

      We do not expect to pay dividends for the foreseeable future with respect to University of Phoenix Online common stock and Apollo Education Group common stock. Further, if we pay dividends in the future, the dividends paid with respect to University of Phoenix Online common stock or Apollo Education Group common stock could not in any case exceed the amount legally available for the payment of dividends by us as a single corporation under Arizona law. Under Arizona law, a corporation may pay a dividend only if it is able to pay its debts as they become due and if it maintains positive net worth after the dividend is paid. Therefore, it is possible that University of Phoenix Online could have positive operating results but losses at Apollo Education Group are so severe as to prevent payment of a dividend on University of Phoenix Online common stock. Accordingly, the legal ability to pay dividends will not necessarily link the performance of University of Phoenix Online with the market price of University of Phoenix Online common stock.

      Further, our board of directors may modify, rescind, or add to policies pertaining to inter-group relationships and allocations involving University of Phoenix Online and Apollo Education Group, although in doing so, the board must act in a manner consistent with its fiduciary duties to all shareholders. Since the board may, consistent with its fiduciary duties, reallocate assets, liabilities, revenues, and expenses among University of Phoenix Online and Apollo Education Group, there is a risk that the market value of University of Phoenix Online common stock may not reflect the performance of University of Phoenix Online as then constituted.

The value of University of Phoenix Online common stock may be adversely affected by our performance.

      Our financial results could affect University of Phoenix Online’s results of operations, financial position, or borrowing costs, or the market price of University of Phoenix Online common stock. In addition, our net losses, any dividends or distributions on Apollo Education Group common stock, and any repurchases of Apollo Education Group common stock will reduce our assets legally available for the payment of dividends on University of Phoenix Online common stock. Accordingly, you should read University of Phoenix Online’s financial information included at the end of this prospectus together with our financial information which has been incorporated in this prospectus by reference to our most recent filings with the Securities and Exchange Commission.

Having multiple series of common stock could create potential conflicts of interest and our board of directors could make decisions that adversely affect holders of University of Phoenix Online common stock.

      We have three series of common stock: University of Phoenix Online common stock, which is non-voting; Apollo Education Group Class A common stock, which is non-voting; and Apollo Education Group Class B common stock, which is voting. All shares of Apollo Education Group Class B common stock are held by our management. Holders of Apollo Education Group Class B common stock elect our board of directors and all holders of Apollo Education Group Class B common stock are members of our board of directors.

      Having multiple series of common stock could give rise to occasions when the interests of holders of one series might conflict or appear to conflict with the interests of holders of another series. In addition, due to the extensive relationships between, and the similarity of the businesses of, Apollo Education Group and University of Phoenix Online, there will likely be inherent conflicts of interest. Examples include our board of directors’ decisions relating to:

•	whether to allocate the proceeds of issuances of University of Phoenix Online common stock to Apollo Education Group in respect of its retained interest in University of Phoenix Online, which would reduce its ownership but result in no proceeds allocated to the benefit of holders of outstanding University of Phoenix Online common stock, or to the equity of University of Phoenix Online — which decisions would affect the amount of funds available to each to fund its operational and cash requirements and the cost of these funds;

•	how to allocate consideration received in connection with a merger involving us between holders of Apollo Education Group common stock and University of Phoenix Online common stock, which may or may not be based on the relative trading prices of University of Phoenix Online common stock and Apollo Education Group Class A common stock and, if not based on the relative trading prices of University of Phoenix Online common stock and Apollo Education Group common stock, may be based on the relative values of the assets allocated to and comprising University of Phoenix Online and Apollo Education Group; on a combination of both the relative trading prices of University of Phoenix Online common stock and Apollo Education Group common stock and the value of the assets allocated to and comprising University of Phoenix Online and Apollo Education Group, weighing each factor equally or unequally as our board of directors deems relevant in its sole discretion; or on any other basis that our board deems appropriate in its sole discretion — which decision could be unfavorable to holders of University of Phoenix Online common stock depending on how these proceeds are allocated;

•	whether and when to convert University of Phoenix Online common stock to Apollo Education Group Class A common stock — which decisions could be unfavorable to holders of University of Phoenix Online common stock based on whether University of Phoenix Online common stock or Apollo Class A common stock is considered overvalued or undervalued at the time and whether or not that issuance requires the payment of a premium;

•	whether and when to approve dispositions of the assets allocated to University of Phoenix Online or Apollo Education Group — which decisions could be unfavorable to the holders of University of Phoenix Online common stock depending on the amount and type of the consideration received in that disposition, the holder’s investment strategy, and our board of directors’ determination to either pay a dividend, or to redeem the holder’s shares, or to convert shares;

•	whether to pay or omit the payment of dividends on Apollo Education Group common stock or University of Phoenix Online common stock; and

•	whether and to what extent Apollo Education Group and University of Phoenix Online compete with each other and how corporate opportunities are allocated between them — which decisions could be unfavorable to the holders of University of Phoenix Online common stock depending on the effect of competition on each and how the corporate opportunities are allocated.

      If members of our board of directors own disproportionate interests, in percentage or value terms, in University of Phoenix Online common stock and Apollo Education Group common stock, it could create, or appear to create, potential conflicts of interest when they are faced with decisions that could have different implications for University of Phoenix Online common stock and Apollo Education Group common stock.

Principles of Arizona law may protect decisions of our board of directors that may adversely affect holders of University of Phoenix Online common stock.

      Principles of Arizona law provide that a board of directors owes an equal duty to all common shareholders regardless of class and does not have separate or additional duties to any group of shareholders. We are not aware of any legislative or judicial precedent involving the fiduciary duties of directors of an Arizona corporation with multiple classes of common stock with separate rights related to specified operations of the corporation. However, under the principles of Arizona law referred to above and the related principle known as the “business judgment rule,” you may not be able to challenge decisions that favor holders of Apollo Education Group common stock as compared to holders of University of Phoenix Online common stock if our board of directors:

•	is disinterested and adequately informed with respect to those decisions; and

•	acts in good faith and in the belief that it is acting in the best interests of our common shareholders as a whole.

Arrangements between University of Phoenix Online and Apollo Education Group are not the result of arm’s-length negotiations.

      Our board of directors adopted cash management and allocation policies to address the ongoing relationship between University of Phoenix Online and Apollo Education Group. These policies were not the result of arm’s-length negotiations. The terms of these policies might not be as favorable to University of Phoenix Online as if University of Phoenix Online had negotiated these policies with an unrelated third party. These policies relate to the following:

•	treasury activities, including the issuance and repurchase of common stock;

•	the manner of accounting for transfers of funds between University of Phoenix Online and Apollo Education Group;

•	the allocation of cost of corporate services between University of Phoenix Online and Apollo Education Group;

•	the allocation of federal income taxes; and

•	a license fee equal to 4% of University of Phoenix Online’s net revenue for the non-exclusive use of the curriculum, trademarks, and copyrights owned by us and our subsidiaries.

Our board of directors has sole discretion to allocate proceeds of issuances or costs of repurchases of University of Phoenix Online common stock to either University of Phoenix Online or Apollo Education Group.

      Proceeds from issuing University of Phoenix Online common stock may be allocated to University of Phoenix Online or Apollo Education Group. Our board of directors will determine in its sole discretion whether to allocate the proceeds of issuances or the costs of repurchases of University of Phoenix Online common stock to University of Phoenix Online’s equity or to Apollo Education Group in respect of its retained interest in University of Phoenix Online. Our board of directors will allocate all of the proceeds from this offering to University of Phoenix Online.

Shareholders will not vote on how to allocate consideration received in connection with a merger involving us among holders of University of Phoenix Online common stock and Apollo Education Group common stock.

      Neither holders of University of Phoenix Online common stock nor holders of Apollo Education Group common stock will vote on how to allocate consideration between holders of University of Phoenix Online common stock and Apollo Education Group common stock in any merger or consolidation involving us. As a result, the consideration to be received by holders of University of Phoenix Online common stock or Apollo Education Group common stock in any merger or consolidation may be materially less valuable than the consideration that holders of University of Phoenix Online common stock or holders of Apollo Education Group common stock would have received if they had a separate class vote on the allocation of the consideration to be received.

Our articles of incorporation do not contain provisions governing how consideration received in connection with a merger involving us is to be allocated among holders of University of Phoenix Online common stock and holders of Apollo Education Group common stock.

      Our amended and restated articles of incorporation do not contain provisions governing how consideration received in connection with a merger or consolidation involving us is to be allocated between holders of University of Phoenix Online common stock and holders of Apollo Education Group common stock. In any merger or consolidation, the different ways our board of directors may divide the consideration may have materially different results.

      Our board of directors may allocate the merger consideration based on the relative trading prices of University of Phoenix Online common stock and Apollo Education Group Class A common stock, or our board of directors may determine to allocate the consideration differently. For example, our board of directors may, in its sole discretion, determine that the value of the assets allocated to and comprising University of Phoenix Online and Apollo Education Group is a more accurate gauge of their relative values and allocate the merger consideration on that basis. Alternatively, our board of directors may, in its sole discretion, allocate the merger consideration on a basis that takes into consideration both the relative trading prices of University of Phoenix Online common stock and Apollo Education Group common stock and the value of the assets allocated to and comprising University of Phoenix Online and Apollo Education Group, weighing each factor as our board of directors deems relevant in its sole discretion; or on any other basis that our board deems appropriate in its sole discretion. Factors that our board may consider in determining whether to allocate the merger consideration on a basis other than the relative trading prices of University of Phoenix Online common stock and Apollo Education Group Class A common stock include:

•	if appraisals or other valuations of University of Phoenix Online and Apollo Education Group, including appraisals or other valuations obtained in connection with the merger, reflect a different relative value for them;

•	if an opinion of an investment banking firm reflects a different relative value for them;

•	if other contemporaneous offers to acquire University of Phoenix Online or Apollo Education Group reflect a different relative value for them; and

•	if our board determines that the relative trading prices of University of Phoenix Online common stock and Apollo Education Group common stock failed to properly reflect recent acquisitions, dispositions, or other significant events.

      Our board of directors would weigh these factors in the manner it deems relevant in its sole discretion.

Our board of directors’ right to convert University of Phoenix Online common stock to Apollo Education Group Class A common stock may adversely affect the holders of University of Phoenix Online common stock.

      Our board of directors has the right to convert outstanding shares of University of Phoenix Online common stock to Apollo Education Group Class A common stock at any time. The conversion ratio would be based on the average market value of University of Phoenix Online common stock as compared to the average market value of Apollo Education Group Class A common stock over a specified 20-day trading period preceding the conversion. Any conversion may be disadvantageous to holders of University of Phoenix Online common stock, since our board of directors could determine to effect a conversion at a time when either or both of University of Phoenix Online common stock or Apollo Education Group Class A common stock may be considered overvalued or undervalued. In addition, any conversion would preclude holders of University of Phoenix Online common stock from retaining their investment in a security that is intended to separately reflect University of Phoenix Online’s performance.

Our board of directors may dispose of the assets allocated to University of Phoenix Online or Apollo Education Group without the approval of the holders of University of Phoenix Online common stock.

      The holders of University of Phoenix Online common stock are not entitled to vote upon a sale of all or any portion of the assets allocated to University of Phoenix Online or Apollo Education Group. If we dispose of all or substantially all of the assets allocated to University of Phoenix Online, our board of directors would be required, if the disposition is not an exempt disposition under the terms of our amended and restated articles of incorporation, to choose one of the following three alternatives:

•	declare and pay a dividend;

•	redeem shares of University of Phoenix Online common stock; or

•	convert shares of University of Phoenix Online common stock to shares of Apollo Education Group Class A common stock.

      Consequently, holders of University of Phoenix Online common stock may receive less value for their shares than the value that a third-party buyer might pay for all or substantially all of the assets allocated to University of Phoenix Online separately. If our board of directors elects to effect a conversion of shares in connection with the disposition, they could do so as one of the three alternatives required in connection with the disposition. Any such conversion could be completed at a time when University of Phoenix Online common stock or Apollo Education Group Class A common stock may be considered to be overvalued or undervalued.

      Our board of directors will decide, in its sole discretion, how to proceed and is not required to select the option that would result in the highest value to holders of University of Phoenix Online common stock.

We do not expect to pay dividends on University of Phoenix Online common stock. However, if our board of directors decides to pay dividends on University of Phoenix Online common stock, these dividends may be lower than dividends paid on Apollo Education Group common stock and may also be lower than the earnings of University of Phoenix Online.

      We do not expect to pay any dividends on University of Phoenix Online common stock. Our board of directors, however, has the right to pay dividends on University of Phoenix Online common stock or Apollo Education Group common stock, or both, in equal or unequal amounts, notwithstanding:

•	the performance of either University of Phoenix Online or Apollo Education Group;

•	the amount of prior dividends declared on either University of Phoenix Online common stock or Apollo Education Group common stock; or

•	any other factor.

      If dividends are paid, the total amount paid as dividends on University of Phoenix Online common stock cannot exceed the amount legally available for the payment of dividends by us under Arizona law. Under Arizona law, a corporation may pay a dividend only if it is able to pay its debts as they become due and if it maintains positive net worth after the dividend is paid. Therefore, it is possible that University of Phoenix Online could have positive operating results but losses at Apollo Education Group are so severe as to prevent payment of a dividend on University of Phoenix Online common stock. Additionally, any dividends or distributions on, or repurchases of Apollo Education Group common stock will reduce our assets legally available for dividends on University of Phoenix Online common stock.

Our board of directors may make operational and financial decisions that favor Apollo Education Group at University of Phoenix Online’s expense.

      Our board of directors, in its sole discretion, will make operational and financial decisions and implement policies that affect University of Phoenix Online’s business and Apollo Education Group’s business differently. Examples include:

•	transfers of assets between University of Phoenix Online and Apollo Education Group;

•	other transactions between University of Phoenix Online and Apollo Education Group;

•	the allocation of financing opportunities in public markets; and

•	the allocation of business opportunities, resources, and personnel.

      Decisions of our board of directors may favor Apollo Education Group at University of Phoenix Online’s expense.

Our board of directors may, at any time, change cash management and allocation policies in a manner that adversely affects University of Phoenix Online.

      Our board of directors has adopted policies relating to cash management and allocations between University of Phoenix Online and Apollo Education Group. Our board of directors may at any time, in its sole discretion, modify, rescind, or add to any of these policies in a manner that is disadvantageous to University of Phoenix Online. Our board of directors’ discretion to change these policies, and on cash management matters generally, makes an investment in University of Phoenix Online common stock riskier than an investment in ordinary common stock.

      Our board of directors will determine, in its sole discretion, whether to transfer cash or other assets to University of Phoenix Online or away from University of Phoenix Online. Moreover, our board of directors has sole discretion to determine whether a transfer of cash or other assets from University of Phoenix Online to Apollo Education Group will be treated as a return of capital and whether a transfer of cash or other assets from Apollo Education Group to University of Phoenix Online will be treated as a contribution to capital. The determination of our board of directors as to how to account for a transfer of cash or other assets will affect University of Phoenix Online’s financial statements.

      Any transfers of cash or other assets that our board of directors determines to account for as capital contributions or returns of capital will increase or decrease Apollo Education Group’s retained interest in University of Phoenix Online. Although our board of directors would calculate any change in the retained interest by reference to the amount of cash or the value of any other assets transferred and the then current market value of University of Phoenix Online common stock, the change could come at a time when University of Phoenix Online common stock is considered to be overvalued or undervalued.

      If our board of directors determines to account for a transfer of cash or other assets from Apollo Education Group to University of Phoenix Online as a capital contribution to University of Phoenix Online, the extent of the increase in Apollo Education Group’s retained interest in University of Phoenix Online will be greater if shares of University of Phoenix Online common stock are trading at a lower price and thus may be considered undervalued than if they are trading at a higher price and thus may be considered overvalued. Similarly, if our board of directors determines to account for a transfer of cash or other assets from University of Phoenix Online to Apollo Education Group as a return of capital, the extent of the decrease in Apollo Education Group’s retained interest in University of Phoenix Online will be greater if shares of University of Phoenix Online common stock are trading at a lower price and thus may be considered undervalued than if they are trading at a higher price and thus may be considered overvalued.

      Any increase in Apollo Education Group’s retained interest in University of Phoenix Online will reduce the percentage of University of Phoenix Online’s business represented by outstanding University of Phoenix Online common stock. Any decrease in Apollo Education Group’s retained interest in University of Phoenix

Online will increase the percentage of University of Phoenix Online’s business represented by outstanding University of Phoenix Online common stock.

      The specific change in retained interest would be determined by adjusting the number of shares of University of Phoenix Online common stock that would be issued to Apollo Education Group if Apollo Education Group’s retained interest in University of Phoenix Online were represented by outstanding shares of University of Phoenix Online common stock. In the case of a transfer of assets by Apollo Education Group constituting a capital contribution, the number of those shares would increase by a number equal to the value of the assets transferred, divided by the then current trading price of University of Phoenix Online common stock. In contrast, in the case of a transfer of assets by University of Phoenix Online constituting a return of capital, the number of those shares would decrease by a number equal to the value of the assets transferred, divided by the then current trading price of University of Phoenix Online common stock. For specific illustrations as to the change in retained interest, see Annex A to this prospectus — Illustration of Terms — Part I — Transfers of Assets Between Apollo Education Group and University of Phoenix Online.

Our board of directors has broad discretion regarding allocation matters and may make allocations in a manner that is disadvantageous to University of Phoenix Online.

      Our board of directors will determine, in its sole discretion, how to allocate issuances of debt or preferred stock between University of Phoenix Online and Apollo Education Group. Moreover, our board of directors will have broad discretion as to how to allocate and re-allocate our consolidated assets, liabilities, revenues, and expenses between University of Phoenix Online and Apollo Education Group. Additionally, our board of directors will have broad discretion as to how to account for transfers of funds between University of Phoenix Online and Apollo Education Group. The discretion of our board of directors in these areas makes an investment in University of Phoenix Online common stock riskier than an investment in ordinary common stock of a separate corporation.

      Our board of directors may be required to allocate corporate opportunities between University of Phoenix Online and Apollo Education Group. These decisions could favor Apollo Education Group at University of Phoenix Online’s expense.

A legislative proposal of the Clinton Administration could result in taxation to us or holders of University of Phoenix Online common stock.

      A legislative proposal made by the Clinton Administration in February 2000 would, if enacted, require the recognition of taxable income by shareholders upon the receipt of tracking stock in a distribution made by a corporation with respect to its stock and tracking stock received in exchange for other stock in the issuing corporation, and give the Treasury Department the authority to treat tracking stock as nonstock or as stock of another entity, as appropriate.

      We cannot predict whether the Clinton Administration proposal will be enacted by Congress and, if enacted, whether it will be in the form proposed. If the Clinton Administration proposal or a similar proposal is enacted, then we could be subject to tax on the issuance of University of Phoenix Online common stock issued on or after the date of enactment and holders of University of Phoenix Online common stock could be subject to tax on some exchanges of University of Phoenix Online common stock issued on or after the date of enactment, including exchanges incident to conversions of University of Phoenix Online common stock to Apollo Education Group Class A common stock.

Changes in the federal income tax treatment of tracking stock could eliminate the applicable premium otherwise payable in connection with conversions of University of Phoenix Online common stock.

      We have the right to convert shares of University of Phoenix Online common stock into shares of Apollo Education Group Class A common stock, although we must pay a premium in some cases. However, if specified changes or clarifications in the federal income tax treatment of tracking stock occur, no premium would be paid. The enactment of the Clinton Administration’s legislative proposal regarding tracking stock described above is an example of a change in the federal income tax treatment of tracking stock that would result in the elimination of the premium paid upon any conversion of University of Phoenix Online common stock.

Our board of directors may convert shares of University of Phoenix Online common stock to shares of common stock of a subsidiary of ours in connection with a spin-off without the approval of the holders of University of Phoenix Online common stock, and that conversion may be taxable to holders of University of Phoenix Online common stock and to us.

      We have the right, at any time, to convert all of the shares of University of Phoenix Online common stock to shares of non-voting common stock of a subsidiary of ours so long as all of University of Phoenix Online’s assets and liabilities are held directly or indirectly by the subsidiary. In this event, holders of University of Phoenix Online common stock would acquire a portion of the stock ownership of the subsidiary. The balance of the stock ownership of the subsidiary, including the voting stock of the subsidiary, would be held by us or our subsidiaries, or would be distributed to holders of Apollo Education Group common stock. Depending on the circumstances at the time, the conversion of University of Phoenix Online common stock to stock of a subsidiary of ours could, under current law, be taxable for U.S. federal income tax purposes to holders of University of Phoenix Online common stock and to us.

The trading price of University of Phoenix Online common stock may be adversely affected by some terms of University of Phoenix Online common stock and Apollo Education Group common stock.

      Some terms of University of Phoenix Online common stock and Apollo Education Group common stock may adversely affect the trading price of University of Phoenix Online common stock. These terms include:

•	the right of our board of directors to convert shares of University of Phoenix Online common stock to shares of Apollo Education Group Class A common stock; and

•	the discretion of our board of directors in making determinations relating to a variety of cash management and allocation matters.

There are many factors, including the existence of a tracking stock, that may inhibit or prevent acquisition bids for University of Phoenix Online, which could prevent holders of University of Phoenix Online common stock from profiting from an increase in the market value of their shares as a result of a change in control of us by delaying or preventing such a change in control.

      If University of Phoenix Online were a separate company, any third party interested in acquiring it without negotiating with management could seek control by obtaining control of its outstanding voting stock by means of a tender offer or proxy contest. Although we intend that University of Phoenix Online common stock will reflect University of Phoenix Online’s economic performance, a person interested in acquiring only University of Phoenix Online without negotiation with our management could obtain control of University of Phoenix Online only by obtaining control of the outstanding Apollo Education Group Class B common stock.

      The existence of a “tracking” stock presents complexities and could in some circumstances pose obstacles, financial and otherwise, to an acquiring person. The existence of a “tracking” stock could, under some circumstances, prevent stockholders from profiting from an increase in the market value of their shares as a result of a change in control of us by delaying or preventing such a change in control.

      After giving effect to the offering and assuming the underwriters do not exercise their option to purchase additional shares, there will be approximately 395,000,000 shares of University of Phoenix Online common stock available for future issuance without further shareholder approval. One of the effects of the existence of authorized and unissued common stock and preferred stock could be to enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. Those additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of us.

      In addition, some provisions of our amended and restated articles of incorporation and bylaws, and some provisions of Arizona law, may inhibit changes of control not approved by our board of directors.

The value of University of Phoenix Online common stock may decline due to future issuances of University of Phoenix Online common stock.

      Our amended and restated articles of incorporation permit our board of directors, in its sole discretion, to issue authorized but unissued shares of University of Phoenix Online common stock. Our board of directors may issue University of Phoenix Online common stock to, among other things:

•	raise capital for University of Phoenix Online or Apollo Education Group, or both;

•	provide compensation or benefits to employees of University of Phoenix Online or Apollo Education Group, or both;

•	pay stock dividends;

•	acquire companies or businesses and allocate such acquired companies or businesses to University of Phoenix Online or Apollo Education Group, or both; or

•	effect conversions of stock authorized under our amended and restated articles of incorporation.

      Under Arizona law, our board of directors would not need the approval of the holders of University of Phoenix Online common stock for these issuances. Our board of directors does not intend to seek the approval of the holders of University of Phoenix Online common stock for any of these issuances unless:

•	stock exchange regulations or other applicable law requires approval; or

•	our board of directors deems it advisable.

The market price of University of Phoenix Online common stock may decline due to shares of University of Phoenix Online common stock eligible for future sale.

      Upon completion of this offering, we expect to have 5,000,000 shares of University of Phoenix Online common stock outstanding, or 5,750,000 shares if the underwriters fully exercise their over-allotment option to purchase additional shares. These shares will be freely tradable without restriction by persons other than our affiliates. In addition, University of Phoenix Online’s employees, the employees of Apollo Education Group, and our directors will have the right to purchase up to 11,100,000 additional shares of University of Phoenix Online common stock reserved for issuance under an employee stock purchase plan, a director stock option plan, and a stock incentive plan. Also, upon completion of this offering, and assuming the underwriters do not exercise their option to purchase additional shares, we will be entitled to issue up to approximately 383,900,000 additional shares of University of Phoenix Online common stock, of which up to 47,500,000 shares could be for the account of Apollo Education Group in respect of its retained interest in University of Phoenix Online.

      We cannot predict the effect, if any, that sales of University of Phoenix Online common stock, or the availability of shares for sale, will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of University of Phoenix Online common stock in the public market, or the perception that those sales may occur, could adversely affect the prevailing market price.

Risks Related to University of Phoenix Online’s Business

University of Phoenix Online expects to generate operating losses and negative cash flow for the foreseeable future.

      University of Phoenix Online expects to generate operating losses and negative cash flow for the foreseeable future as it intends to invest heavily to attract more students. University of Phoenix Online will incur additional expenses for hiring new faculty, enrollment counselors, academic counselors, and financial counselors, expanding its product offering, and increasing its brand awareness. Accordingly, University of Phoenix Online will need to generate significant additional revenues to be profitable.

University of Phoenix Online’s inability to adequately manage its anticipated growth could have a material adverse effect on the quality and management of its programs and its ability to integrate new personnel.

      University of Phoenix Online has increased the number of its degree students to approximately 13,800 as of May 31, 2000 from approximately 9,500 as of May 31, 1999. University of Phoenix Online intends to continue increasing the number of its degree students and more resources will be required to support this anticipated growth, including additional faculty, enrollment counselors, academic counselors, and financial counselors. This growth has placed, and future growth is expected to place, a significant strain on University of Phoenix Online’s financial and operational resources. University of Phoenix Online must continue to improve its financial and management controls, reporting systems, and procedures, and continue to expand, train, and develop its faculty, enrollment counselors, academic counselors, and financial counselors to effectively manage its anticipated future growth. However, we cannot assure you that University of Phoenix Online will be able to continue to do so.

University of Phoenix Online’s financial performance depends in part on its ability to continue to develop awareness of the programs offered by it among adult students and University of Phoenix Online may not be successful in doing so.

      The continued development of awareness of the programs offered by University of Phoenix Online among working adult students is critical to the continued acceptance and growth of University of Phoenix Online’s programs. If University of Phoenix Online is unable to continue to develop awareness of the programs offered by it, this could limit its enrollments and negatively impact its ability to increase revenues and achieve profitability. The following are some of the factors that could prevent University of Phoenix Online from successfully continuing to develop awareness of the programs offered by it:

•	the emergence of more successful competitors;

•	customer dissatisfaction with its programs and services;

•	performance problems with its online systems; or

•	its failure to maintain or expand its brand.

Potential fluctuations in University of Phoenix Online’s operating results could adversely affect the trading price of University of Phoenix Online common stock.

      University of Phoenix Online’s operating results are likely to fluctuate, which could adversely affect the trading price of University of Phoenix Online common stock. Because of the recent increase in the use of personal computers and access to the Internet, the online education market is a rapidly evolving market and University of Phoenix Online may not be able to accurately forecast revenues. Due to these factors, and other factors such as seasonality, quarter-to-quarter comparisons of University of Phoenix Online’s revenues and operating results are not necessarily meaningful and these comparisons may not be accurate indicators of future performance.

University of Phoenix Online cannot adjust expenses for any particular quarter in response to revenue shortfalls.

      Approximately 50 to 60% of University of Phoenix Online’s operating costs and expenses are fixed over the short-term with faculty compensation and allocated inter-group expenses representing the only costs that vary directly with revenue. As a result, if revenue for a particular quarter is below expectations, University of Phoenix Online could not proportionately reduce operating expenses for that quarter. Any revenue shortfall would therefore have a disproportionate effect on University of Phoenix Online’s expected operating results for that quarter.

University of Phoenix Online’s success depends in part on its ability to expand the content of its existing programs and develop new programs in a cost-effective manner and on a timely basis.

      University of Phoenix Online’s success depends in part on its ability to expand the content of its programs, develop new programs in a cost-effective manner, and meet its students’ needs in a timely manner. The expansion of University of Phoenix Online’s existing programs and the development of new programs may not be accepted by its students or the online education market. Even if University of Phoenix Online is able to develop acceptable new programs, it may not be able to introduce these new programs as quickly as its students require or as quickly as its competitors.

University of Phoenix Online intends to market its programs in international markets, which could subject it to a variety of risks not previously encountered and negatively impact its profitability and liquidity.

      University of Phoenix Online has marketed its programs to a limited number of international students in the past, but it intends to increase these efforts substantially in the future. University of Phoenix Online may be unable to adequately manage risks associated with its planned international expansion, which could adversely affect its ability to successfully operate in its targeted international markets and negatively impact its profitability. These international risks include the following:

•	uncertainty of product acceptance by students in international markets;

•	difficulties in staffing and managing multinational operations;

•	unforeseen changes in regulatory requirements;

•	restrictions on the repatriation of funds;

•	currency fluctuations; and

•	potentially adverse tax consequences.

Capacity constraints or system disruptions to University of Phoenix Online’s computer networks could damage the reputation of University of Phoenix Online and limit its ability to attract and retain students.

      The performance and reliability of University of Phoenix Online’s program infrastructure is critical to the reputation of University of Phoenix Online and its ability to attract and retain students. Any system error or failure, or a sudden and significant increase in traffic, may result in the unavailability of University of Phoenix Online’s computer networks. University of Phoenix Online has experienced system failures due to both software defects and operational errors. Most failures resulted in brief periods of slow performance rather than interruptions in service. However, during May 1999, University of Phoenix Online experienced a two week period of occasional service interruptions. These interruptions lasted five minutes on average and occurred at varying intervals during peak system usage. Individual, sustained, or repeated occurrences could significantly damage the reputation of University of Phoenix Online and result in a loss of potential or existing students. We cannot assure you that University of Phoenix Online will be able to expand its program infrastructure on a timely basis sufficient to meet demand for its programs.

      University of Phoenix Online’s computer systems and operations are vulnerable to interruption or malfunction due to events beyond its control, including natural disasters and telecommunications failures. University of Phoenix Online presently has a limited amount of redundant facilities, and its formal disaster recovery plan has never been tested. Any interruption to University of Phoenix Online’s computer systems or operations could have a material adverse effect on the ability of University of Phoenix Online to attract and retain students.

University of Phoenix Online’s computer networks may be vulnerable to security risks that could disrupt operations and require it to expend significant resources.

      University of Phoenix Online’s computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses, and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. Due to the sensitive nature of the information contained on University of Phoenix Online’s networks, such as students’ grades, its networks may be targeted by hackers. As a result, University of Phoenix Online may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

University of Phoenix Online relies on proprietary rights and intellectual property that may not be adequately protected under current laws.

      University of Phoenix Online’s success depends in part on its ability to protect the proprietary rights and trade secrets it has developed relating to various aspects of its administrative and educational delivery systems. University of Phoenix Online relies on a combination of copyright, trademark, and trade secret laws and confidentiality agreements with third parties to protect its proprietary rights.

      We cannot assure you that these measures will be adequate, that University of Phoenix Online will be able to secure registrations for all marks in the U.S. or internationally, or that third parties will not infringe upon or misappropriate University of Phoenix Online’s proprietary rights. Despite efforts to protect these rights, unauthorized third parties may attempt to duplicate or copy aspects of University of Phoenix Online’s curriculum, online library, quality management, and other content that we believe are proprietary. University of Phoenix Online’s proprietary rights and intellectual property include but are not limited to both tangible and intangible information relating to its management, operations, products, services, inventions, records, databases, customer lists and information, financial condition, accounting data, financial results, financial projections, research projects, development and marketing plans, strategies, forecasts, test data and computer programs including software source and object code, and all associated prototypes. The laws of many international markets cannot protect University of Phoenix Online’s proprietary rights as well as the laws of the U.S. Copyright, trademark, and trade secret protection may not be available in every country where University of Phoenix Online offers its programs. University of Phoenix Online’s management’s attention may be diverted and University of Phoenix Online may need to use funds to protect its proprietary rights from any infringement, misappropriation, or litigation.

      University of Phoenix Online may encounter disputes from time to time over rights and obligations concerning intellectual property and it may not prevail in these disputes. Also, third parties may claim that University of Phoenix Online’s current or future services are infringing their proprietary rights.

University of Phoenix Online may incur liability for the unauthorized duplication or distribution of class materials posted online for class discussions.

      In some instances, University of Phoenix Online’s instructors may post various articles or other third-party content on the class discussion board. University of Phoenix Online may incur liability for the unauthorized duplication or distribution of this material posted online for class discussions. We cannot assure you that a third party will not raise a claim against University of Phoenix Online for the unauthorized duplication of this material. Any such claim could subject University of Phoenix Online to costly litigation and impose a significant strain on its financial resources and management personnel regardless of whether the claims have merit. University of Phoenix Online’s general liability insurance may not cover or be adequate for potential claims of this type and University of Phoenix Online may be required to alter the content of its classes or pay financial damages.

We may make acquisitions or investments in the future that could disrupt University of Phoenix Online’s business and adversely affect its profitability and liquidity.

      We have no present agreement or understanding relating to any acquisitions or investments relating to the business of the University of Phoenix Online, but we may make acquisitions or investments in new or complementary businesses on behalf of University of Phoenix Online in the future. We cannot assure you that University of Phoenix Online will be able to successfully assimilate personnel, operations, products, services, or technologies of any acquisitions or investments. This could disrupt University of Phoenix Online’s business and materially and adversely affect its profitability and liquidity by distracting its management and employees and increasing its expenses. In addition, we may incur debt or issue dilutive equity securities to fund any future acquisitions.

We cannot predict University of Phoenix Online’s future capital needs, and we may not be able to secure additional financing.

      We may need to raise additional funds in the future to fund University of Phoenix Online’s operations, to expand its markets and product offerings, or to respond to competitive pressures or perceived opportunities. We cannot assure you that additional financing will be available on favorable terms, or at all. If adequate funds are not available when required or on acceptable terms, University of Phoenix Online may be forced to cease its operations, and even if it is able to continue its operations, its ability to increase enrollments and revenues may be adversely affected.

University of Phoenix Online’s future growth depends on the continued growth of the Internet.

      University of Phoenix Online’s business relies on the Internet for its success. If Internet use does not continue to grow, or if the Internet does not develop as an effective online educational delivery system, University of Phoenix Online may not grow as planned.

      A number of factors could inhibit the growth and acceptance of the Internet, including:

•	inadequate Internet infrastructure;

•	security and privacy concerns;

•	the lack of compelling content; and

•	the unavailability of cost-effective, high-speed service.

University of Phoenix Online may be unsuccessful in promoting and developing new revenue streams.

      University of Phoenix Online intends to generate new revenue streams by offering the following services:

•	customizing content of education and training programs to an online format and hosting these programs for other companies;

•	providing a marketing platform for online providers of complementary education and training programs;

•	selling ancillary services; and

•	providing targeted advertising opportunities.

      If University of Phoenix Online does not adequately promote and develop these services, it may not attract and retain relationships with businesses for the use of these programs. University of Phoenix Online is currently investing in the development of these services and it may not succeed in establishing programs that meet the needs of these businesses. If University of Phoenix Online is not successful in doing so, it may not grow as planned.

University of Phoenix Online intends to generate additional revenue by selling advertisements on its Web site and due to its lack of experience in generating advertising revenue and lack of advertising sales personnel, this business plan may not be successful.

      To date, University of Phoenix Online has derived no revenue from advertising. University of Phoenix Online does not have experience in generating advertising revenue and currently does not have an advertising sales force. University of Phoenix Online’s ability to successfully generate revenue through advertising may require it to locate third-party experts or specialists who would develop or assist it in developing its advertising business plan. If University of Phoenix Online is unable to locate these experts or specialists, it may fail to develop an advertising business plan, which could constrain its revenue growth.

If University of Phoenix Online’s advertisements on various portals and e-commerce Web sites do not attract potential students as expected, its ability to increase or maintain its enrollments could be negatively affected.

      University of Phoenix Online relies on advertisements on various portals and e-commerce Web sites to attract potential students to its Web site. University of Phoenix Online also relies on other Web site operators that provide links to its Web site. Advertising and Web linking services are purchased in the ordinary course of business pursuant to short-term or cancellable arrangements at prevailing rates that vary from time to time. We cannot assure you that the services of those companies that provide access or links to University of Phoenix Online’s Web site will achieve market acceptance or commercial success. Accordingly, there can be no assurance that University of Phoenix Online’s advertisements will result in new enrollments, or increased revenues. We believe that University of Phoenix Online’s advertising activities on these portals and e-commerce Web sites are important to the ability of University of Phoenix Online to attract potential students and advertisers. Approximately 27% of University of Phoenix Online Web site visits in the nine months ended May 31, 2000 were referred from other Web sites. The failure of one or more of our advertising activities could significantly reduce leads to University of Phoenix Online’s Web site, reduce enrollments, and limit revenues.

Risks Related to University of Phoenix Online’s Industry

The market for online learning may not continue to develop.

      The use of online education and training may not increase as we anticipate and University of Phoenix Online’s programs may not be accepted by working adult students. Also, some educators are opposed to online education and have the capacity to negatively influence the market for University of Phoenix Online’s programs. Some critics have also expressed concerns regarding the perceived loss of control over the educational process that can result from the outsourcing of online campuses and courses. University of Phoenix Online may be unable to continue to increase its number of students and revenues if the higher education and training market does not more generally accept online learning.

University of Phoenix Online operates in a highly competitive market with rapid technology changes and it may not have the resources needed to compete successfully.

      Online education is a highly fragmented and competitive market that is subject to rapid technological change. Competitors vary in size and organization from traditional colleges and universities, many of which have some form of online education programs, to for-profit schools, corporate universities, and software companies providing online education and training software. We expect the online education and training market to be subject to rapid changes in technologies. University of Phoenix Online may not have the resources necessary to compete with the rapidly changing technologies being developed by its competitors and its success will depend on its ability to adapt to these changing technologies.

Changes in the extensive regulations to which University of Phoenix Online is subject could increase its cost of doing business or affect its ability to grow.

      As a division of the University of Phoenix, Inc., University of Phoenix Online is subject to extensive private, federal, and state regulation. New or revised interpretations of the regulations by any of the regulatory entities that determine University of Phoenix’s accreditation, state licensure, or eligibility for federal financial aid could increase University of Phoenix Online’s cost of doing business or affect its ability to continue increasing its number of students and revenue.

University of Phoenix Online depends on University of Phoenix’s accreditation and the failure to maintain accreditation would significantly reduce demand for University of Phoenix Online’s programs.

      University of Phoenix Online is covered by the regional accreditation of University of Phoenix. As a result, University of Phoenix Online depends on University of Phoenix to remain in good standing with the North Central Association of Colleges and Schools, its regional accrediting association. The loss of accreditation would significantly reduce demand for University of Phoenix Online’s programs by:

•	prohibiting it from offering degrees and credits to students that are recognized and accepted by employers, other higher education institutions, and governmental entities; and

•	rendering it ineligible to participate in federal financial aid programs.

University of Phoenix Online depends on University of Phoenix’s state authorization to operate and the failure to maintain that authorization could prevent University of Phoenix Online from operating its business.

      University of Phoenix Online is covered by University of Phoenix’s authorization to operate which was issued by the Arizona State Board for Private Postsecondary Education. As a result, University of Phoenix Online depends on University of Phoenix to remain in good standing with the Arizona State Board for Private Postsecondary Education. The loss of state approval to operate could prohibit University of Phoenix Online from offering its programs to students and render it ineligible to participate in the federal financial aid programs under Title IV of the Higher Education Act of 1965.

University of Phoenix Online depends on University of Phoenix’s participation in the federal student financial aid programs, and the failure to maintain compliance with the program requirements could significantly reduce demand for University of Phoenix Online’s programs.

      The Higher Education Act of 1965 and the related regulations adopted by the U.S. Department of Education impose numerous requirements with which institutions participating in the Title IV programs must comply. Many of the regulations do not explicitly address or account for online education programs and it is not always clear how to apply the regulations to online programs. Moreover, we cannot predict what future regulations the U.S. Department of Education might promulgate that would directly or indirectly affect online education programs. The failure to comply with any of the Title IV requirements could result in adverse action by the U.S. Department of Education against University of Phoenix, including the termination of University of Phoenix’s Title IV eligibility, the imposition of fines, or the imposition of liabilities by the U.S. Department of Education. If University of Phoenix loses Title IV eligibility it could significantly reduce demand for University of Phoenix Online’s programs.

State regulations for distance education are currently uncertain and may require University of Phoenix Online to expend significant resources and significantly limit its ability to expand its business.

      State regulations for distance education providers are uncertain. University of Phoenix Online may have to devote significant time and financial resources in order to comply with various state laws and regulations if states determine to regulate online education. University of Phoenix Online may not have sufficient resources to comply with any new laws and regulations that may be enacted, which could preclude it from operating in one or more states and could significantly limit the ability to expand its business.

Government regulations relating to the Internet could increase University of Phoenix Online’s cost of doing business or affect its ability to grow.

      The increasing popularity and use of the Internet and other online services for the delivery of education may lead to the adoption of new laws and regulations in the U.S. or elsewhere. These new laws could relate to issues such as online privacy, copyright and trademark, sales taxes, and fair business practices or the requirement that online education institutions qualify to do business as a foreign corporation or be licensed as a school in one or more jurisdictions. Any new laws or regulations related to doing business over the Internet could increase University of Phoenix Online’s cost of doing business or affect its ability to increase enrollments and revenue.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

      This prospectus and the information incorporated by reference include forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or the negative of those words or other comparable terms. Forward-looking statements involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include systems failures, technological changes, volatility of securities markets, regulatory environments, and economic conditions and competition in the business areas in which University of Phoenix Online conducts operations. For a more detailed discussion of factors that could cause actual results to differ, please see the discussion under “Risk Factors” contained in this prospectus and in the other information contained in our publicly available SEC filings, incorporated by reference into this prospectus.

USE OF PROCEEDS

      The net proceeds from the sale and issuance of the 5,000,000 shares of University of Phoenix Online common stock offered will be approximately $64.1 million after deducting the underwriting discounts and commissions and estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, the net proceeds will be approximately $73.8 million.

      The principal purposes of this offering are to provide working capital to increase marketing and sales activities in order to develop and expand University of Phoenix Online’s business, to create a public market for our University of Phoenix Online common stock, and to facilitate future access to the public capital markets. We expect to utilize substantially all of the net proceeds from this offering to expand our sales and marketing efforts over the next 18 to 24 months in order to accelerate University of Phoenix Online’s growth. In addition, we may use a small portion of the net proceeds to acquire or invest in complementary businesses, technologies, services or products. However, we currently have no commitments or agreements with respect to any such transactions. Pending final application of the proceeds, they will be invested in short-term investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

      We do not expect to pay any dividends on University of Phoenix Online common stock for the foreseeable future. We currently intend to allocate all earnings associated with University of Phoenix Online for the development and operation of University of Phoenix Online’s business.

CAPITALIZATION

      The following table sets forth our capitalization as of May 31, 2000 on an actual basis and as adjusted to give effect to the adoption of our amended and restated articles of incorporation and the sale of shares of University of Phoenix Online common stock in this offering after deducting underwriting discounts and commissions and estimated offering expenses.

	May 31, 2000

	Actual	As Adjusted
(In thousands)
Note payable, less current portion	$239	$239

Shareholders’ equity:

Class A common stock, no par value; 400,000,000 shares authorized; 74,728,000 shares issued and outstanding(1)	103	103

Class B common stock, no par value; 3,000,000 shares authorized; 512,000 shares issued and outstanding(1)	1	1

University of Phoenix Online common stock, no par value; no shares authorized, issued or outstanding on an actual basis; 400,000,000 shares authorized; 5,000,000 shares issued and outstanding on an as adjusted basis	—	—

Additional paid-in capital	96,475	160,525

Treasury stock, at cost, 3,814,000 shares	(88,984)	(88,984)

Retained earnings	227,911	227,911

Accumulated other comprehensive income	10	10

Total shareholders’ equity	235,516	299,566

Total capitalization	$235,755	$299,805

(1)	Effective upon the adoption of our amended and restated articles of incorporation, our Class A common stock and Class B common stock were reclassified as Apollo Education Group Class A common stock and Apollo Education Group Class B common stock, respectively.

SELECTED FINANCIAL INFORMATION OF UNIVERSITY OF PHOENIX ONLINE

      You should read the following selected financial information together with University of Phoenix Online’s financial statements and the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online” contained elsewhere in this prospectus. The statement of operations data for the years ended August 31, 1999, 1998, and 1997 and the balance sheet data as of August 31, 1999 and 1998 are derived from University of Phoenix Online’s audited financial statements, which are included elsewhere in this prospectus. The statement of operations data for the nine months ended May 31, 2000 and 1999 and the balance sheet data as of May 31, 2000 are derived from University of Phoenix Online’s unaudited financial statements, which are also included elsewhere in this prospectus. The unaudited financial information reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results of the interim periods. The operating results for the nine months ended May 31, 2000 are not necessarily indicative of the results to be expected for any other interim period or any future fiscal year.

				Nine Months Ended
	Year Ended August 31,			May 31,

(In thousands)	1999	1998	1997	2000	1999

Statement of Operations Data:

Revenues:

Tuition and other, net	$69,582	$45,081	$28,550	$70,952	$50,250

Costs and expenses:

Instructional costs and services	39,628	25,826	17,416	36,229	27,894

Selling and promotional	11,378	7,863	6,028	10,453	7,936

General and administrative	5,444	3,631	2,486	5,082	3,798

	56,450	37,320	25,930	51,764	39,628

Income from operations	13,132	7,761	2,620	19,188	10,622

Provision for income taxes	5,323	3,151	1,078	7,742	4,306

Net income	$7,809	$4,610	$1,542	$11,446	$6,316

	August 31,		May 31,

	1999	1998	2000

Balance Sheet Data:

Total assets	$14,871	$8,516	$21,440

Current liabilities	$11,789	$9,613	$14,223

Long-term liabilities, less current portion	—	42	—

Divisional net worth	3,082	(1,139)	7,217

Total liabilities and divisional net worth	$14,871	$8,516	$21,440

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF UNIVERSITY OF PHOENIX ONLINE

      The following Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online contains forward-looking statements relating to future plans, expectations, events, or performance that involve risks and uncertainties. Actual results of operations could differ materially from those anticipated in these forward-looking statements as a result of various factors. You should read the following discussion together with the financial statements and the related notes, which are included elsewhere in this prospectus.

Overview

      University of Phoenix Online is a provider of accessible, accredited educational programs for working adults. It began operations in 1989 by modifying courses developed by University of Phoenix’s physical campuses for delivery via modem to students worldwide. Today, students can log on to their online classes via the Internet 24 hours a day, 7 days a week wherever there is Internet accessibility using basic technology such as a Pentium-class personal computer, a 28.8K modem, and an Internet service provider, thereby enhancing the accessibility of and the potential market for its programs. University of Phoenix Online currently offers 10 accredited degree programs in business, education, information technology and nursing. As of May 31, 2000, University of Phoenix Online had approximately 13,800 degree students and approximately 1,200 faculty members.

      In order to track the economic performance of University of Phoenix Online, we have separated University of Phoenix Online, our online division, from Apollo Education Group, which includes the rest of our businesses. We intend for University of Phoenix Online common stock to track the economic performance of University of Phoenix Online.

      University of Phoenix Online has relied upon us to finance University of Phoenix Online’s operations since inception. Therefore, University of Phoenix Online’s financial position, results of operations, and cash flows to date are not necessarily indicative of the financial position, results of operations and cash flows that would have resulted had University of Phoenix Online been operating as an independent company.

      The provision of services and other matters between University of Phoenix Online and Apollo Education Group, including the right to use our curriculum, trademarks and copyrights, will be governed by corporate expense, license, and income tax allocation policies, which are described below. These arrangements were not in place prior to March 24, 2000. However, in order to prepare financial statements that include charges and benefits of the types provided for under these arrangements, the financial statements included in this prospectus reflect charges and benefits that would have applied if these inter-group arrangements had been in effect during the periods presented.

      Although we have no present intention to do so, our board of directors may rescind, modify, or add to any of these policies. While management believes that these allocation methods are reasonable, the allocated expenses are not necessarily indicative of, and it is not practicable for us to estimate, the levels of expenses that would have been incurred if University of Phoenix Online had been operating as an independent company.

  Corporate expenses

      In order to prepare the financial statements included in this prospectus, certain costs incurred by us and University of Phoenix, including legal, accounting, corporate office and centralized student services costs, were allocated to University of Phoenix Online on the basis of its revenues in relation to those of us and University of Phoenix. Management believes the allocation methodology is fair to each group because allocations based on revenue will not inflate or dilute the operating margin of one group in favor of the other. The allocation of such expenses to University of Phoenix Online was as follows, in thousands:

				Nine Months Ended
	Year Ended August 31,			May 31,

	1999	1998	1997	2000	1999

Instructional costs and services	$4,973	$3,599	$1,259	$6,942	$3,831

Selling and promotional	131	119	72	461	127

General and administrative	5,444	3,631	2,486	5,082	3,798

Total	$10,548	$7,349	$3,817	$12,485	$7,756

  License fee

      We charge University of Phoenix Online a license fee equal to 4% of University of Phoenix Online’s net revenues for the use of our curriculum, trademarks, and copyrights. The license fee, which is included in instructional costs and services in University of Phoenix Online’s statement of operations, was $2,783,000, $1,803,000, and $1,142,000 for the years ended August 31, 1999, 1998, and 1997, respectively, and $2,838,000 and $2,010,000 for the nine months ended May 31, 2000 and 1999, respectively.

  Income taxes

      University of Phoenix Online’s results, along with those of University of Phoenix’s other divisions, are included in our consolidated federal income tax return. State taxes are paid based upon our apportioned taxable income or loss, with the exception of certain state taxes that are based upon an apportionment of University of Phoenix taxable income or loss.

      The provision for income taxes included in University of Phoenix Online’s statement of operations has been calculated on a separate company basis. The related current and deferred tax assets and liabilities are settled with University of Phoenix at the end of each period through the divisional net worth account.

      University of Phoenix Online’s effective income tax rate differs from the federal statutory tax rate primarily as a result of state income taxes.

      We intend, for so long as University of Phoenix Online stock remains outstanding, to include in our filings under the Securities Exchange Act of 1934, financial statements of University of Phoenix Online, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online,” as of the same dates and for the same periods as our consolidated financial statements. These financial statements will be prepared in accordance with generally accepted accounting principles, and in the case of annual financial statements, will be audited. These financial statements are not legally required under current law or SEC regulations.

      Tuition and other revenues are shown net of discounts. University of Phoenix Online’s educational degree programs last up to four years. Students in degree programs enroll in a program of study that encompasses a series of five to six week courses that are taken consecutively over the length of the program. Students are billed on a course-by-course basis when the student first attends a session, resulting in the recording of a receivable from the student and deferred tuition revenue in the amount of the billing. The revenue for each course is recognized on a pro rata basis over the period of instruction.

      Instructional costs and services consist primarily of costs related to the delivery and administration of educational programs and includes a license fee equal to 4% of University of Phoenix Online’s net revenues for the use of our curriculum, trademarks and copyrights. Instructional costs and services include expenses directly attributable to University of Phoenix Online’s operations, such as faculty compensation, administrative salaries, facility leases and other occupancy costs, bad debt expense, and depreciation and amortization of property and equipment, and an allocation of expenses relating to centralized departments that provide services directly to University of Phoenix Online’s students. We expect University of Phoenix Online’s instructional costs and services to increase as a result of increased student enrollments.

      Selling and promotional costs consist primarily of compensation for enrollment advisors, advertising costs, production of marketing materials, and other costs related to selling and promotional functions, and an allocation of expenses relating to Apollo Education Group’s centralized marketing functions. University of Phoenix Online expects selling and promotional costs, both in absolute dollars and as a percentage of tuition and other net revenues, to increase significantly as it expand its marketing efforts to increase enrollments and brand awareness.

      General and administrative costs consist of the allocation of administrative salaries, occupancy costs, depreciation and amortization, and other related costs for departments such as executive management, information systems, corporate accounting, human resources, and other departments that do not provide direct services to University of Phoenix Online students.

Results of Operations

      The following table sets forth the statement of operations data of University of Phoenix Online, expressed as a percentage of tuition and other net revenues for the periods indicated:

				Nine Months
	Year Ended August 31,			Ended May 31,

	1999	1998	1997	2000	1999

				(Unaudited)

Revenues:

Tuition and other, net	100.0%	100.0%	100.0%	100.0%	100.0%

Costs and expenses:

Instructional costs and services	56.9	57.3	61.0	51.1	55.5

Selling and promotional	16.4	17.4	21.1	14.7	15.8

General and administrative	7.8	8.1	8.7	7.2	7.5

	81.1	82.8	90.8	73.0	78.8

Income from operations	18.9	17.2	9.2	27.0	21.2

Provision for income taxes	7.7	7.0	3.8	10.9	8.6

Net income	11.2%	10.2%	5.4%	16.1%	12.6%

Nine Months Ended May 31, 2000, Compared with Nine Months Ended May 31, 1999

      Tuition and other net revenues increased by 41.2% to $71.0 million in the nine months ended May 31, 2000 from $50.3 million in the nine months ended May 31, 1999 due primarily to an increase in average degree student enrollments. Average degree student enrollments increased to approximately 11,800 in the nine months ended May 31, 2000 from approximately 8,500 in the nine months ended May 31, 1999.

      Instructional costs and services increased by 29.9% to $36.2 million in the nine months ended May 31, 2000 from $27.9 million in the nine months ended May 31, 1999 due primarily to the direct costs necessary to support the increase in degree student enrollments and University of Phoenix Online’s allocation of $1.1 million of the $6.0 million charge related to the U.S. Department of Education agreement. Direct costs consist primarily of faculty compensation and related staff salaries. Instructional costs and services as a percentage of tuition and other net revenues decreased to 51.1% in the nine months ended May 31, 2000 from 55.5% in the nine months ended May 31, 1999 due primarily to greater net revenues being spread over the fixed costs related to centralized student services offset in part by the University of Phoenix Online’s allocation of $1.1 million of the $6.0 million charge related to the U.S. Department of Education agreement. As University of Phoenix Online expands, it may not be able to leverage its existing instructional costs and services to the same extent.

      Selling and promotional expenses increased by 31.7% to $10.5 million in the nine months ended May 31, 2000 from $7.9 million in the nine months ended May 31, 1999 due primarily to additional advertising and marketing. These expenses as a percentage of tuition and other net revenues decreased to

14.7% in the nine months ended May 31, 2000 from 15.8% in the nine months ended May 31, 1999 due primarily to greater net revenues being spread over a proportionately lower increase in selling and promotional expenses.

      General and administrative expenses increased by 33.8% to $5.1 million in the nine months ended May 31, 2000 from $3.8 million in the nine months ended May 31, 1999 due primarily to a higher revenue growth rate at University of Phoenix Online in that period compared to Apollo Education Group which resulted in a higher allocation of general and administrative expenses to University of Phoenix Online. General and administrative expenses as a percentage of tuition and other net revenues decreased to 7.2% in the nine months ended May 31, 2000 from 7.5% in the nine months ended May 31, 1999 due primarily to greater net revenues being spread over a proportionately lower increase in general and administrative expenses.

      The effective tax rate decreased to 40.3% for the nine months ended May 31, 2000, from 40.5% for the nine months ended May 31, 1999.

      Net income increased to $11.4 million in the nine months ended May 31, 2000 from $6.3 million in the nine months ended May 31, 1999 due primarily to increased enrollments, increased tuition rates, and improved utilization of instructional costs and services, selling and promotional and general and administrative expenses.

Year Ended August 31, 1999, Compared with the Year Ended August 31, 1998

      Tuition and other net revenues increased by 54.3% to $69.6 million in 1999 from $45.1 million in 1998 due primarily to an increase in average degree student enrollments. Average degree student enrollments increased to approximately 8,800 in 1999 from approximately 5,500 in 1998.

      Instructional costs and services increased by 53.4% to $39.6 million in 1999 from $25.8 million in 1998 due primarily to the direct costs necessary to support the increase in degree student enrollments. These costs as a percentage of tuition and other net revenues decreased to 56.9% in 1999 from 57.3% in 1998 due primarily to greater net revenues being spread over the fixed costs related to centralized student services. As University of Phoenix Online expands, it may not be able to leverage its existing instructional costs and services to the same extent.

      Selling and promotional expenses increased by 44.7% to $11.4 million in 1999 from $7.9 million in 1998 due primarily to an increase in enrollment advisors and additional advertising and marketing. These expenses as a percentage of tuition and other net revenues decreased to 16.4% in 1999 from 17.4% in 1998 due primarily to greater net revenues being spread over a proportionately lower increase in selling and promotional expenses.

      General and administrative expenses increased by 49.9% to $5.4 million in 1999 from $3.6 million in 1998 due primarily to a higher revenue growth rate at University of Phoenix Online in that period compared to Apollo Education Group which resulted in a higher allocation of general and administrative expenses to University of Phoenix Online. General and administrative expenses as a percentage of tuition and other net revenues decreased to 7.8% in 1999 from 8.1% in 1998 due primarily to greater net revenues being spread over a proportionately lower increase in general and administrative expenses.

      The effective tax rate decreased to 40.5% in 1999 from 40.6% in 1998.

      Net income increased to $7.8 million in 1999 from $4.6 million in 1998.

Year Ended August 31, 1998, Compared with the Year Ended August 31, 1997

      Tuition and other net revenues increased by 57.9% to $45.1 million in 1998 from $28.6 million in 1997 due primarily to an increase in average degree student enrollments. Average degree student enrollments increased to approximately 5,500 in 1998 from approximately 4,000 in 1997.

      Instructional costs and services increased by 48.3% to $25.8 million in 1998 from $17.4 million in 1997 due primarily to the direct costs necessary to support the increase in degree student enrollments. These costs as a percentage of tuition and other net revenues decreased to 57.3% in 1998 from 61.0% in 1997 due primarily to greater net revenues being spread over the fixed costs related to centralized student services. As University of Phoenix Online expands, it may not be able to leverage its existing instructional costs and services to the same extent.

      Selling and promotional expenses increased by 30.4% to $7.9 million in 1998 from $6.0 million in 1997 due primarily to an increase in enrollment advisors and additional advertising and marketing. These expenses as a percentage of tuition and other net revenues decreased to 17.4% in 1998 from 21.1% in 1997 due primarily to greater net revenues being spread over a proportionately lower increase in selling and promotional expenses.

      General and administrative expenses increased by 46.1% to $3.6 million in 1998 from $2.5 million in 1997 due primarily to a higher revenue growth rate at University of Phoenix Online in that period compared to Apollo Education Group which resulted in a higher allocation of general and administrative expenses to University of Phoenix Online. General and administrative expenses as a percentage of tuition and other net revenues decreased to 8.1% in 1998 from 8.7% in 1997 due primarily to greater net revenues being spread over a proportionately lower increase in general and administrative expenses.

      The effective tax rate decreased to 40.6% in 1998 from 41.1% in 1997.

      Net income increased to $4.6 million in 1998 from $1.5 million in 1997.

Quarterly Fluctuations in Results of Operations

      University of Phoenix Online may experience seasonality in its results of operations primarily as a result of changes in the level of student enrollments. While students are enrolled throughout the year, average enrollments and related revenues may be lower in some quarters than others. Most expenses do not vary directly with revenues and are difficult to adjust in the short term. As a result, if revenues for a particular quarter are lower than another, operating expenses may not be able to be proportionately reduced for that quarter.

Quarterly Results of Operations

      The following table sets forth selected unaudited quarterly financial information of University of Phoenix Online for each of the last eight quarters. This information includes all normal recurring adjustments necessary for a fair presentation of that quarterly information when read in conjunction with the financial statements of University of Phoenix Online included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the results for any future period.

	Quarter Ended

	FY 2000			FY 1999				FY 1998

	May 31,	Feb. 29,	Nov. 30,	Aug. 31,	May 31,	Feb. 28,	Nov. 30,
	2000	2000	1999	1999	1999	1999	1998	Aug. 31,
								1998

(Dollars in thousands)

Revenues:

Tuition and other, net	$28,367	$21,868	$20,717	$19,332	$19,304	$16,051	$14,895	$13,385

Costs and expenses:

Instructional costs and services(1)	14,427	11,399	10,403	11,734	10,871	8,515	8,508	7,557

Selling and promotional	4,181	3,210	3,062	3,442	2,525	2,888	2,523	2,776

General and administrative	1,951	1,465	1,666	1,646	1,134	1,587	1,077	954

	20,559	16,074	15,131	16,822	14,530	12,990	12,108	11,287

Income from operations	7,808	5,794	5,586	2,510	4,774	3,061	2,787	2,098

Provision for income taxes	3,132	2,346	2,264	1,017	1,935	1,242	1,129	852

Net income	$4,676	$3,448	$3,322	$1,493	$2,839	$1,819	$1,658	$1,246

As a percentage of tuition and other net revenues:

Revenues:

Tuition and other, net	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Costs and expenses:

Instructional costs and services(1)	50.9	52.1	50.2	60.7	56.3	53.1	57.1	56.5

Selling and promotional	14.7	14.7	14.8	17.8	13.1	18.0	17.0	20.7

General and administrative	6.9	6.7	8.0	8.5	5.9	9.9	7.2	7.1

	72.5	73.5	73.0	87.0	75.3	81.0	81.3	84.3

Income from operations	27.5	26.5	27.0	13.0	24.7	19.0	18.7	15.7

Provision for income taxes	11.0	10.7	11.0	5.3	10.0	7.7	7.6	6.4

Net income	16.5%	15.8%	16.0%	7.7%	14.7%	11.3%	11.1%	9.3%

(1)	Includes University of Phoenix Online’s allocation of $1.1 million (3.9% of tuition and other net revenues) of the $6.0 million charge related to the U.S. Department of Education agreement in the May 31, 2000 quarter.

Liquidity and Capital Resources

      University of Phoenix Online currently is able to provide for its own capital expenditures and cash required for operations. University of Phoenix Online does not maintain a bank account; rather, all of its cash receipts and cash disbursements are processed by us on its behalf. Cash generated by Apollo Education Group and University of Phoenix Online has been and will continue to be managed centrally by us. University of Phoenix Online’s liquidity could be adversely affected by the investment decisions made by us.

      Net cash provided by operating activities increased to $10.2 million in the nine months ended May 31, 2000 from $4.9 million in the nine months ended May 31, 1999. The increase resulted primarily from increased net income and non-cash charges for uncollectible accounts, depreciation and amortization, offset by increased accounts receivable.

      Net cash provided by operating activities increased to $6.1 million in 1999 from $5.5 million in 1998 primarily as a result of increased net income and non-cash charges for uncollectible accounts, depreciation, and amortization offset by increased accounts receivable and decreased accounts payable resulting from the timing of cash transactions.

      Net cash provided by operating activities increased to $5.5 million in 1998 from $3.2 million in 1997 primarily as a result of increased net income, non-cash charges for uncollectible accounts, depreciation and amortization and accounts payable all offset by increased accounts receivable.

      Capital expenditures increased to $2.9 million in the nine months ended May 31, 2000 from $1.8 million in the nine months ended May 31, 1999 due primarily to continued growth in operations. Total purchases of property and equipment for the year ended August 31, 2000, are expected to range from $3.0 to $4.0 million. These expenditures will primarily be related to increases in normal recurring capital expenditures due to the overall increase in students and employees resulting from the growth in the business.

      Capital expenditures increased to $2.6 million in 1999 from $0.8 million in 1998. This increase resulted primarily from a change in University of Phoenix Online’s technology platform and continued growth of their operations.

      We will allocate all of the net proceeds from the offering to University of Phoenix Online. In addition, although we have no obligation to provide funds to University of Phoenix Online and the decision to do so is within the discretion of our board of directors, it is our present intention to fund, if needed, the operations and cash flow needs of University of Phoenix Online through fiscal 2001.

      We have no current plans to effect further offerings of shares of University of Phoenix Online common stock to the public after this offering. However, we will continue to evaluate this in light of circumstances as they develop.

      We believe that University of Phoenix Online is not dependent on the proceeds from this offering and that our cash from operations will satisfy University of Phoenix Online’s financing requirements for at least the next 12 to 18 months. For the years ended August 31, 1999, 1998 and 1997 and for the nine months ended May 31, 2000 and 1999, our net cash provided by operating activities totalled $75.6 million; $56.9 million; $49.0 million; $88.3 million and $52.1 million, respectively. We expect to utilize substantially all of the proceeds from the tracking stock offering to expand our sales and marketing efforts over the next 18 to 24 months in order to accelerate University of Phoenix Online’s growth.

      In January 1998, the U.S. Department of Education Office of the Inspector General (“OIG”) began performing an audit of University of Phoenix’s administration of the Title IV Programs. The team previously presented questions regarding University of Phoenix’s interpretation of the “12-hour rule”, distance education programs, and institutional refund obligations. University of Phoenix reached an agreement with the U.S. Department of Education which acknowledges no admission that there were any issues of non-compliance or errors by University of Phoenix. To bring this audit to closure and settle all outstanding issues prior to the final OIG report, which was issued on March 31, 2000, University of Phoenix agreed to modify its physical campus study group attendance log to track the sites of study group meetings and record the hours attended. This modification is not expected to have a negative impact on either University of Phoenix or its students. This modification does not require any change to University of Phoenix Online’s study group attendance log. Part of the agreement, dated March 27, 2000, reached with the U.S. Department of Education requires University of Phoenix to pay the U.S. Department of Education $6.0 million as a negotiated settlement in full satisfaction of all monetary findings arising under the final OIG audit report. Approximately $1.1 million of this amount was allocated to University of Phoenix Online during the third quarter of the fiscal year ending August 31, 2000 in accordance with the corporate expense allocation policy. This amount is reflected in University of Phoenix Online’s instructional costs and services.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF APOLLO GROUP, INC.

      You should read the following selected financial and operating data together with Apollo Group, Inc.’s financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. The statement of operations data for the years ended August 31, 1999, 1998 and 1997 and the balance sheet data as of August 31, 1999 and 1998 are derived from Apollo Group, Inc.’s audited consolidated financial statements which are included elsewhere in this prospectus. The statement of operations data for the nine months ended May 31, 2000 and 1999 and the balance sheet data as of May 31, 2000 are derived from Apollo Group, Inc.’s unaudited consolidated financial statements, which are also included elsewhere in this prospectus. The unaudited consolidated financial information reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results of the interim periods. The operating results for the nine months ended May 31, 2000 are not necessarily indicative of the results to be expected for any interim period or any future fiscal year. Diluted net income per share and diluted weighted average shares outstanding have been retroactively restated for stock splits.

						Nine Months Ended
	Year Ended August 31,					May 31,

	1999	1998	1997	1996	1995	2000	1999

(In thousands, except per share amounts)

Statement of Operations Data:

Revenues:

Tuition and other, net	$498,846	$384,877	$279,195	$211,247	$161,013	$444,989	$363,161

Costs and expenses:

Instructional costs and services	291,062	232,592	167,720	130,039	102,122	263,092	212,160

Selling and promotional	75,205	49,035	35,187	27,896	21,016	66,417	55,232

General and administrative	39,826	33,064	25,481	21,266	18,366	35,272	28,695

	406,093	314,691	228,388	179,201	141,504	364,781	296,087

Income from operations	92,753	70,186	50,807	32,046	19,509	80,208	67,074

Interest income, net	5,229	6,086	4,174	2,951	2,320	4,186	3,939

Income before income taxes	97,982	76,272	54,981	34,997	21,829	84,394	71,013

Provision for income taxes	38,977	29,975	21,602	13,605	9,229	34,511	28,360

Net income	$59,005	$46,297	$33,379	$21,392	$12,600	$49,883	$42,653

Diluted net income per share	$.75	$.59	$.43	$.28	$.18	$.65	$.54

Diluted weighted average shares outstanding	78,834	79,086	77,726	76,763	68,872	76,700	79,089

	August 31,
						May 31,
	1999	1998	1997	1996	1995	2000

(Dollars in thousands)

Balance Sheet Data:

Cash, cash equivalents, and restricted cash	$77,332	$75,039	$78,855	$63,267	$62,601	$88,762

Marketable securities	39,571	45,467	41,429	13,273		51,461

Total cash and marketable securities	$116,903	$120,506	$120,284	$76,540	$62,601	$140,223

Total assets	$348,342	$305,160	$194,910	$137,850	$102,132	$376,680

Current liabilities	$108,787	$95,574	$67,394	$54,804	$45,065	$127,621

Long-term liabilities	8,435	9,778	3,199	2,432	1,715	13,543

Shareholders’ equity	231,120	199,808	124,317	80,614	55,352	235,516

Total liabilities and shareholder’s equity	$348,342	$305,160	$194,910	$137,850	$102,132	$376,680

Operating Statistics:

Degree enrollments at end of period(1)	86,800	71,400	56,200	46,900	36,800	94,300

Average degree enrollments at end of period(1)	79,000	64,100	50,500	41,500	34,000	89,800

Number of locations:

Campuses	49	42	35	35	28	52

Learning centers	80	71	60	49	39	92

Total number of locations	129	113	95	84	67	144

(1)	Degree enrollments are defined as students in attendance in a degree program at the end of a period. Average degree enrollments represent the average of the ending degree enrollments for each month in the period.

      We did not pay any cash dividends on our common stock during any of the periods set forth in the table above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF APOLLO GROUP, INC.

      The following Management’s Discussion and Analysis of Financial Condition and Results of Operations of Apollo Group, Inc. contains forward-looking statements relating to future plans, expectations, events, or performances that involve risks and uncertainties. Our actual results of operations could differ materially from those anticipated in these forward-looking statements as a result of various factors. The following discussion should be read together with our Consolidated Financial Statements and related notes included elsewhere in this prospectus.

Background and Overview

      Our tuition and other revenues, net of student discounts, have increased to $498.8 million in 1999 from $161.0 million in 1995. Average annual degree seeking student enrollments have increased to 79,000 students in 1999 from approximately 34,000 in 1995. Net income has increased to $59.0 million in 1999 from $12.6 million in 1995. At August 31, 1999, we had approximately 86,800 degree seeking students.

      From September 1995 through August 1999, University of Phoenix opened 13 campuses. Start-up losses for new campuses in new markets average $700,000 to $900,000 per site. These start-up losses are incurred over a 17 to 20 month period, at which time the enrollments at these new campuses average 200 to 300 students. Losses for establishing a learning center in a market currently served by University of Phoenix average $200,000. Institute for Professional Development established operations at eight campuses with client institutions. Start-up losses for new contract sites average from $300,000 to $400,000 per site over a 21 to 24 month period.

      Approximately 94% of our tuition and other net revenues in 1999 consist of tuition revenues. Tuition revenue is recognized on a weekly basis, pro rata over the period of instruction. Our tuition and other net revenues also include sales of textbooks and other education-related products, application fees, other student fees, and other income. Our tuition and other net revenues vary from period to period based on several factors that include (1) the aggregate number of students attending classes, (2) the number of classes held during the period, and (3) the weighted average tuition price per credit hour (weighted by program and location). University of Phoenix tuition revenues currently represent approximately 88% of consolidated tuition revenues. Institute for Professional Development tuition revenues consist of the contractual share of tuition revenues from students enrolled in programs at its client institutions. Institute for Professional Development’s contracts with its respective client institutions generally have terms of five to ten years with provisions for renewal.

      We categorize our expenses as instructional costs and services, selling and promotional, and general and administrative. Instructional costs and services at University of Phoenix, Western International University, and the College for Financial Planning consist primarily of costs related to the delivery and administration of our educational programs that include faculty compensation, administrative salaries for departments that provide service directly to the students, financial aid processing costs, the costs of educational materials sold, facility leases and other occupancy costs, bad debt expense, and depreciation and amortization of property and equipment. University of Phoenix and Western International University faculty members are paid for one course offering at a time. All classroom facilities are leased or, in some cases, are provided by the students’ employers at no charge to us. Instructional costs and services at Institute for Professional Development consist primarily of program administration, student services, and classroom lease expense. Most of the other instructional costs for Institute for Professional Development-assisted programs, including faculty, financial aid processing, and other administrative salaries, are the responsibility of its client institutions.

      Selling and promotional costs consist primarily of compensation for enrollment advisors and corporate marketing, advertising costs, production of marketing materials, and other costs related to selling and promotional functions.

      General and administrative costs consist primarily of administrative salaries, occupancy costs, depreciation and amortization, and other related costs for departments such as executive management, information systems, corporate accounting, human resources, and other departments that do not provide direct services to our students. To the extent possible, we centralize these services to avoid duplication of effort.

Results of Operations

      The following table sets forth our consolidated income statement data expressed as a percentage of tuition and other net revenues for the periods indicated:

	Year Ended			Nine Months
	August 31,			Ended May 31,

	1999	1998	1997	2000	1999

				(Unaudited)

Revenues:

Tuition and other, net	100.0%	100.0%	100.0%	100.0%	100.0%

Costs and expenses:

Instructional costs and services	58.3	60.5	60.1	59.1	58.4

Selling and promotional	15.1	12.7	12.6	14.9	15.2

General and administrative	8.0	8.6	9.1	8.0	7.9

	81.4	81.8	81.8	82.0	81.5

Income from operations	18.6	18.2	18.2	18.0	18.5

Interest income, net	1.0	1.6	1.5	1.0	1.0

Income before income taxes	19.6	19.8	19.7	19.0	19.5

Less provision for income taxes	7.8	7.8	7.7	7.8	7.8

Net income	11.8%	12.0%	12.0%	11.2%	11.7%

Nine Months Ended May 31, 2000 Compared with Nine Months Ended May 31, 1999

      Tuition and other net revenues increased by 22.5% to $445.0 million in 2000 from $363.2 million in 1999 due primarily to a 17.9% increase in average degree student enrollments and tuition price increases averaging four to five percent (depending on the geographic area and program). Most of our campuses, which include their respective learning centers, had increases in tuition and other net revenues and average degree student enrollments from 1999 to 2000.

      Tuition and other net revenues for the nine months ended May 31, 2000 and 1999 consists primarily of $397.1 million and $320.0 million, respectively, of net tuition revenues from students enrolled in degree programs and $18.3 million and $18.8 million, respectively, of net tuition revenues from students enrolled in non-degree programs. Average degree student enrollments increased to 89,760 in 2000 from 76,148 in 1999.

      Instructional costs and services increased by 24.0% to $263.1 million in 2000 from $212.2 million in 1999 due primarily to the direct costs necessary to support the increase in degree student enrollments and the $6.0 million charge related to the U.S. Department of Education agreement. Direct costs consist primarily of faculty compensation, related staff salaries at each respective location, classroom lease expenses, and financial aid processing costs. These costs as a percentage of tuition and other net revenues increased to 59.1% in 2000 from 58.4% in 1999 due to the $6.0 million charge related to the U.S. Department of Education agreement. Excluding the $6.0 million charge, instructional costs and services as a percentage of tuition and other net revenues would have decreased to 57.8% in 2000 from 58.4% in 1999 due to greater net revenues being spread over a proportionately lower increase in instructional costs and services. We may not be able to leverage our recurring costs to the same extent as we face increased costs related to the expansion into additional markets.

      Selling and promotional expenses increased by 20.3% to $66.4 million in 2000 from $55.2 million in 1999 due primarily to additional advertising and marketing. These expenses as a percentage of tuition and other net revenues decreased to 14.9% in 2000 from 15.2% in 1999 due to greater net revenues being spread over a proportionally lower increase in selling and promotional expenses.

      General and administrative expenses increased by 22.9% to $35.3 million in 2000 from $28.7 million in 1999 due primarily to increased employee expenses related primarily to information services and depreciation related to the implementation of information support systems. General and administrative expenses as a percentage of tuition and other net revenues remained relatively consistent at 8.0% in 2000 and 7.9% in 1999.

      Net interest income was $4.2 million and $3.9 million in 2000 and 1999, respectively. Interest expense was less than $160,000 for 2000 and 1999.

      Our effective tax rate increased to 40.9% in 2000 from 39.9% in 1999. The increase is due primarily to the relative impact of tax-exempt interest income and of expenses that are non-deductible for tax purposes.

      Net income increased to $49.9 million in 2000 from $42.7 million in 1999 due primarily to increased enrollments, increased tuition rates, and improved utilization of selling and promotional expenses.

Year Ended August 31, 1999, Compared with the Year Ended August 31, 1998

      Tuition and other net revenues increased by 29.6% to $498.8 million in 1999 from $384.9 million in 1998 due primarily to a 23.3% increase in average degree student enrollments, tuition price increases averaging four to six percent (depending on the geographic area and program), and a higher concentration of enrollments at locations that charge a higher rate per credit hour. Most of our campuses, which include their respective learning centers, had increases in net revenues and average degree student enrollments from 1998 to 1999.

      Tuition and other net revenues for the year ended August 31, 1999 and 1998, consist primarily of $442.0 million and $334.2 million, respectively, of net tuition revenues from students enrolled in degree programs and $24.8 million and $23.1 million, respectively, of net tuition revenues from students enrolled in non-degree programs. Average degree student enrollments increased to 79,000 in 1999 from approximately 64,100 in 1998.

      Instructional costs and services increased by 25.1% to $291.1 million in 1999 from $232.6 million in 1998 due primarily to the direct costs necessary to support the increase in degree student enrollments. Direct costs consist primarily of faculty compensation, related staff salaries at each respective location, classroom lease expenses, and financial aid processing costs. These costs as a percentage of tuition and other net revenues decreased to 58.3% in 1999 from 60.5% in 1998 due primarily to the exclusion of related enrollment staff salaries and greater tuition and other net revenues being spread over the fixed costs related to centralized student services. As we expand into new markets, we may not be able to leverage our existing instructional costs and services to the same extent.

      Selling and promotional expenses increased by 53.4% to $75.2 million in 1999 from $49.0 million in 1998 due primarily to the inclusion of certain enrollment staff salaries, additional advertising and marketing related to six new University of Phoenix campuses opened during the year, and increased advertising and marketing for distance education. These expenses as a percentage of net revenues increased to 15.1% in 1999 from 12.7% in 1998 due to an increase in the number of campuses opened in new markets in the last two years and the inclusion of related enrollment staff salaries.

      General and administrative expenses increased by 20.5% to $39.8 million in 1999 from $33.1 million in 1998 due primarily to costs required to support the increased number of campuses and learning centers, increased information services expenditures, and overall increases in general and administrative salaries. General and administrative expenses as a percentage of tuition and other net revenues decreased to 8.0% in 1999 from 8.6% in 1998 due primarily to higher tuition and other net revenues being spread over the fixed costs related to various centralized functions such as information services, corporate accounting, and human resources. We may not be able to leverage our costs to the same extent as we face increased costs related to the development and implementation of new information systems and expansion into additional markets.

      Net interest income was $5.2 million and $6.1 million in 1999 and 1998, respectively. Net interest income decreased in 1999 due primarily to lower average cash balances as a result of stock repurchases and lower interest rates in effect during 1999. Interest expense was $57,000 and $119,000 in 1999 and 1998, respectively.

      Our effective tax rate increased to 39.8% in 1999 from 39.3% in 1998. The increase is due primarily to the relative impact of tax-exempt interest income and of expenses that are non-deductible for tax purposes.

      Net income increased to $59.0 million in 1999 from $46.3 million in 1998 due primarily to increased enrollments, increased tuition rates, and improved utilization in instructional costs and services and general and administrative costs.

Year Ended August 31, 1998, Compared with the Year Ended August 31, 1997

      Tuition and other net revenues increased by 37.9% to $384.9 million in 1998 from $279.2 million in 1997 due primarily to a 26.9% increase in average degree student enrollments, tuition price increases averaging four to five percent (depending on the geographic area and program), a higher concentration of enrollments at locations that charge a higher rate per credit hour, and net revenues from the College for Financial Planning. Most of our campuses, which include their respective learning centers, had increases in net revenues and average degree student enrollments from 1997 to 1998.

      Tuition and other net revenues for the year ended August 31, 1998 and 1997, consists primarily of $334.2 million and $244.7 million, respectively, of net tuition revenues from students enrolled in degree programs and $23.1 million and $13.2 million, respectively, of net tuition revenues from students enrolled in non-degree programs. Average degree student enrollments increased to 64,100 in 1998 from approximately 50,500 in 1997.

      Instructional costs and services increased by 38.7% to $232.6 million in 1998 from $167.7 million in 1997 due primarily to the direct costs necessary to support the increase in average degree student enrollments, consisting primarily of faculty compensation, classroom lease expenses and related staff salaries at each respective location, and added expenses related to the College for Financial Planning. These costs as a percentage of tuition and other net revenues increased to 60.5% in 1998 from 60.1% in 1997 due primarily to the increase in the number of new locations.

      Selling and promotional expenses increased by 39.4% to $49.0 million in 1998 from $35.2 million in 1997 due primarily to an increase in the number of marketing and enrollment staff, additional advertising and marketing related to newly opened campuses and learning centers, and expenses related to the College for Financial Planning. These expenses as a percentage of tuition and other net revenues increased to 12.7% in 1998 from 12.6% in 1997 due to an increase in the number of campuses opened in new markets in the last two years and an increase in the number of marketing and enrollment staff, partially offset by the ability to increase enrollments and open new learning centers in existing markets with a proportionally lower increase in selling and promotional expenses.

      General and administrative expenses increased by 29.8% to $33.1 million in 1998 from $25.5 million in 1997 due primarily to costs required to support the increased number of campuses and learning centers, costs associated with the implementation of new information systems, and overall increases in general and administrative salaries. General and administrative expenses as a percentage of tuition and other net revenues decreased to 8.6% in 1998 from 9.1% in 1997 due primarily to higher tuition and other net revenues being spread over the fixed costs related to various centralized functions such as information services, corporate accounting, and human resources.

      Costs related to the start-up of new campuses and learning centers are expensed as incurred. These start-up costs are primarily included in instructional costs and services and selling and promotional expenses. Start-up losses totaled approximately $7.2 million and $3.6 million in 1998 and 1997, respectively.

      Net interest income increased to $6.1 million in 1998 from $4.2 million in 1997 due to the increase in cash and investments during the year. Interest expense was $119,000 and $167,000 in 1998 and 1997, respectively.

      Our effective tax rate was 39.3% in both 1998 and 1997.

      Net income increased to $46.3 million in 1998 from $33.4 million in 1997 due primarily to increased enrollments, increased tuition rates, and improved utilization of general and administrative costs.

Seasonality in Results of Operations

      We experience seasonality in our results of operations primarily as a result of changes in the level of student enrollments. While we enroll students throughout the year, second quarter (December to February) average enrollments and related revenues generally are lower than other quarters due to the holiday breaks in December and January. Second quarter costs and expenses historically increase as a percentage of tuition and other net revenues as a result of certain fixed costs not significantly affected by the seasonal second quarter declines in net revenues.

      We experience a seasonal increase in new enrollments in August of each year when most other colleges and universities begin their fall semesters. As a result, instructional costs and services and selling and promotional expenses historically increase as a percentage of tuition and other net revenues in the fourth quarter due to increased costs in preparation for the August peak enrollments.

      We anticipate that these seasonal trends in the second and fourth quarters will continue in the future.

Quarterly Results of Operations

      The following table sets forth selected unaudited quarterly financial information for each of our last eight quarters. We believe that this information includes all normal recurring adjustments necessary for a fair presentation of such quarterly information when read together with the Consolidated Financial Statements contained elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the results for any future period. Diluted net income per share and diluted weighted average shares outstanding have been retroactively restated for stock splits.

	Quarter Ended

								FY 1998
	FY 2000			FY 1999
								Aug. 31,
	May 31,	Feb. 29,	Nov. 30,	Aug. 31,	May 31,	Feb. 28,	Nov. 30,	1998
	2000	2000	1999	1999	1999	1999	1998

(In thousands, except per share amounts)

Revenues:

Tuition and other, net	$167,591	$133,980	$143,418	$135,685	$138,107	$109,356	$115,698	$106,723

Costs and expenses:

Instructional costs and services(1)	97,441	82,672	82,979	78,902	78,873	65,619	67,668	64,096

Selling and promotional	23,009	21,649	21,759	19,973	18,783	18,517	17,932	16,195

General and administrative	12,572	10,649	12,051	11,131	10,063	9,507	9,125	8,071

	133,022	114,970	116,789	110,006	107,719	93,643	94,725	88,362

Income from operations	34,569	19,010	26,629	25,679	30,388	15,713	20,973	18,361

Interest income, net	1,590	1,279	1,317	1,290	1,352	1,275	1,312	1,841

Income before income taxes	36,159	20,289	27,946	26,969	31,740	16,988	22,285	20,202

Provision for income taxes	15,016	8,376	11,119	10,617	12,780	6,833	8,747	7,766

Net income	$21,143	$11,913	$16,827	$16,352	$18,960	$10,155	$13,538	$12,436

Diluted net income per share	$.28	$.16	$.22	$.21	$.24	$.13	$.17	$.16

Diluted weighted average shares outstanding	76,126	76,478	77,495	78,068	78,914	79,195	79,159	79,372

As a percentage of tuition and other net revenues:

Revenues:

Tuition and other, net	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Costs and expenses:

Instructional costs and services(1)	58.2	61.7	57.8	58.2	57.1	60.0	58.5	60.0

Selling and promotional	13.7	16.2	15.2	14.7	13.6	16.9	15.5	15.2

General and administrative	7.5	7.9	8.4	8.2	7.3	8.7	7.9	7.5

	79.4	85.8	81.4	81.1	78.0	85.6	81.9	82.7

Income from operations	20.6	14.2	18.6	18.9	22.0	14.4	18.1	17.3

Interest income, net	1.0	1.0	.9	1.0	1.0	1.1	1.2	1.7

Income before income taxes	21.6	15.2	19.5	19.9	23.0	15.5	19.3	19.0

Provision for income taxes	9.0	6.3	7.8	7.8	9.3	6.2	7.6	7.3

Net income	12.6%	8.9%	11.7%	12.1%	13.7%	9.3%	11.7%	11.7%

(1)	Includes the $6.0 million charge (3.6% of tuition and other net revenues) related to the U.S. Department of Education agreement in the May 31, 2000 quarter.

Liquidity and Capital Resources

      Net cash provided by operating activities increased to $88.3 million in the nine months ended May 31, 2000 from $52.1 million in the nine months ended May 31, 1999. The increase resulted primarily from increased net income, an increase in depreciation and amortization expense, a smaller increase in accounts receivable, and an increase in accounts payable and accrued liabilities. The smaller increase in accounts receivable was primarily attributable to increased efficiency of financial aid processing in 2000.

      Net cash provided by operating activities increased to $75.6 million in 1999 from $56.9 million in 1998. The increase resulted primarily from increased net income and increased non-cash charges for depreciation and amortization and a smaller increase in accounts receivable offset in part by a decrease in accounts payable and accrued liabilities.

      Capital expenditures decreased to $27.3 million in the nine months ended May 31, 2000 from $32.9 million in the nine months ended May 31, 1999 primarily due to higher expenditures in 1999 related to leasehold improvements, as a result of more new campus openings, and due to more computer lab installations in 1999 for our expansion of information technology programs. Software development of our financial aid processing system and our new human resource system also contributed to higher capital expenditures in 1999.

      Capital expenditures increased to $44.7 million in 1999 from $30.9 million in 1998 primarily due to the installation of computer labs related to the expansion of Information Technology programs, continued development of the financial aid processing software, the installation of new phone systems at the corporate offices and several campuses, and leasehold improvements. Total purchases of property and equipment for the year ended August 31, 2000, are expected to range from $35.0 to $40.0 million. These expenditures will primarily be related to new campuses and learning centers, the continued expansion of computer labs designed to support the information technology programs, hardware and software related to our conversion to a new human resource system, and increases in normal recurring capital expenditures due to the overall increase in student and employee levels resulting from the growth in the business. During 1998, we used $19.4 million of cash for its acquisition of the assets and related business operations of the College for Financial Planning and $10.8 million for our investment in Interactive Distance Learning, Inc.

      At August 31, 1999 and May 31, 2000, we had no outstanding borrowings on our $10.0 million line of credit. Borrowings under the line of credit bear interest at LIBOR plus .75% or prime at our election. At August 31, 1999 and May 31, 2000, availability under the line of credit was reduced by outstanding letters of credit of $4.0 million and $5.9 million, respectively. The line of credit is renewable annually, and any amounts borrowed under the line are payable upon its termination in February 2002.

      Our Board of Directors authorized a program allocating up to $150 million of our funds to repurchase shares of our Class A Common Stock. As of May 31, 2000, we had repurchased approximately 4,228,000 shares at a total cost of approximately $98.9 million. As of August 31, 1999, we had repurchased approximately 1,876,000 shares at a total cost of approximately $46.2 million.

      We believe that our cash from operations along with our existing cash balances and availability under our line of credit will be adequate to fund our capital and operating needs for the next 12 to 18 months.

      The U.S. Department of Education requires that Title IV Program funds collected in advance of student billings be kept in a separate cash or cash equivalent account until the students are billed for that portion of their program. In addition, all Title IV Program funds received by us through electronic funds transfer are subject to certain holding period restrictions. These funds generally remain in these separate accounts for an average of 60-75 days from receipt. As of August 31, 1999 and May 31, 2000, we had approximately $25.8 million and $37.6 million, respectively, in these separate accounts, which are reflected in the Consolidated Balance Sheet as restricted cash, to comply with these requirements. These restrictions on cash have not affected our ability to fund daily operations.

      The Title IV Regulations, as revised, require all higher education institutions to meet a minimum composite score to be deemed financially responsible by the U.S. Department of Education. If the minimum composite score of 1.0 is not met, an institution would fall under alternative standards and may lose its eligibility to participate in Title IV Programs. As of August 31, 1999, University of Phoenix’s and Western International University’s composite scores were each 3.0. These requirements apply separately to University of Phoenix and Western International University and to each of the respective Institute for Professional Development client institutions, but not to us on a consolidated basis.

      University of Phoenix’s most recent U.S. Department of Education program review began in March 1997, and a final program review determination letter was received in July 1999. University of Phoenix satisfactorily responded to the findings in the U.S. Department of Education’s program review report with no additional action required.

      In January 1998, the U.S. Department of Education Office of the Inspector General (“OIG”) began performing an audit of University of Phoenix’s administration of the Title IV Programs. The team previously presented questions regarding University of Phoenix’s interpretation of the “12-hour rule”, distance education programs, and institutional refund obligations. University of Phoenix reached an agreement with the U.S. Department of Education which acknowledges no admission that there were any issues of non-compliance or errors by University of Phoenix. To bring this audit to closure and settle all outstanding issues prior to the final OIG report, which was issued on March 31, 2000, University of Phoenix agreed to modify its physical campus study group attendance log to track the sites of study group meetings and record the hours attended. This modification is not expected to have a negative impact on either University of Phoenix or its students. This modification does not require any change to University of Phoenix Online’s study group attendance log. Part of the agreement, dated March 27, 2000, reached with the U.S. Department of Education requires University of Phoenix to pay the U.S. Department of Education $6.0 million as a negotiated settlement in full satisfaction of all monetary findings arising under the final OIG audit report. Approximately $1.1 million of this amount was allocated to University of Phoenix Online during the third quarter of the fiscal year ending August 31, 2000 in accordance with the corporate expense allocation policy. This amount is reflected in University of Phoenix Online’s instructional costs and services.

Impact of Inflation

      Inflation has not had a significant impact on our historical operations.

Quantitative and Qualitative Disclosures about Market Risk

      Our portfolio of marketable securities includes numerous issuers, varying types of securities, and varying maturities. We intend to hold these securities to maturity. The fair value of our portfolio of marketable securities would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due primarily to the short-term nature of the portfolio. We do not hold or issue derivative financial instruments.

BUSINESS OF UNIVERSITY OF PHOENIX ONLINE

Overview

      University of Phoenix Online is an online provider of accessible, accredited educational programs for working adults. University of Phoenix Online began operations in 1989 by modifying courses developed by University of Phoenix’s physical campuses for delivery via modem to students worldwide. Today, students can log on to their online classes 24 hours a day and 7 days a week using basic technology such as a Pentium-class personal computer, a 28.8K modem, and an Internet service provider, which enhances the accessibility of and the potential market for University of Phoenix Online’s programs. University of Phoenix Online currently offers 10 accredited degree programs in business, education, information technology, and nursing.

      University of Phoenix Online benefits from the expertise and resources of University of Phoenix’s physical campuses in a number of areas, including curriculum development, accreditation, faculty training and recruitment, ongoing academic quality monitoring, student services, and learning resources such as an electronic library. University of Phoenix Online offers accredited degree programs that have an immediate practical application for today’s working adults as well as their employers. In addition, University of Phoenix Online provides comprehensive administrative services to cater to the specific needs of busy adult students.

      University of Phoenix Online’s enrolled student base, as well as University of Phoenix Online’s revenues, have grown rapidly. As of May 31, 2000, University of Phoenix Online had approximately 13,800 degree students, an increase from approximately 9,500 on May 31, 1999. University of Phoenix Online’s revenues have increased to $69.6 million for the fiscal year ended August 31, 1999 from $45.1 million for the fiscal year ended August 31, 1998. University of Phoenix Online’s expenses increased to $56.5 million for the fiscal year ended August 31, 1999 from $37.3 million for the fiscal year ended August 31, 1998. University of Phoenix Online’s operating income increased to $13.1 million for the fiscal year ended August 31, 1999 from $7.8 million for the fiscal year ended August 31, 1998. Based on University of Phoenix Online’s recent surveys, the average age of University of Phoenix Online’s incoming students is mid-30’s, 55% of these students are women, and their average annual household income is $65,000. In addition, approximately 78% of University of Phoenix Online’s students have been employed on a full-time basis for nine or more years.

Industry Background

  The Growth of the Internet as a Communications Medium

      The Internet has emerged as the fastest growing communications medium in history and is dramatically changing how people and businesses communicate and share information. IDC estimates that the number of Internet users worldwide will grow to approximately 502 million at the end of 2003 from approximately 196 million at the end of 1999. The Internet provides a particularly effective medium for the delivery of educational and training content since it enables students both to have access to educational and training classes and to interact with their instructors and other class members regardless of geographical location.

      The Internet’s universal accessibility and interactive nature offer numerous advantages to working adults. The flexibility of taking classes any time of the day and from anywhere in the world not only enhances the convenience of these classes, but also broadens the market to those adult learners who otherwise would not have access to these programs. IDC projects that the number of distance learning enrollments will grow to 2.2 million in 2002 from 0.7 million at the end of 1998.

  The Adult Education Market

      The adult education market is a significant and growing component of the post-secondary education market, which is estimated by the U.S. Department of Education to be a more than $200 billion industry. The U.S. Department of Education estimated that for 1996, adults over the age of 24 comprised approximately 6.1 million, or 43%, of the students enrolled in higher education programs. The U.S. Census Bureau estimates that approximately 75% of students over the age of 24 work while attending school. The market for adult education should continue to increase as working adults seek additional education and training to update and improve their skills, to enhance their earnings potential, and to keep pace with the rapidly expanding knowledge-based economy.

      Many working adults are seeking accredited degree programs that provide flexibility to accommodate the fixed schedules and time commitments associated with their professional and personal obligations. The Internet provides a platform that enables working adult students to attend classes and complete coursework on a more convenient schedule. In addition to offering broader access, accredited online learning programs offer a high quality learning experience in terms of course content, faculty instruction, and a level of customer service that compares favorably to a traditional campus-based education. Many universities and emerging technology-based education and training companies currently do not effectively address the unique requirements of working adult students due to the following specific constraints:

•	Traditional Universities and Colleges — These institutions were designed to fulfill the educational needs of conventional, full-time students aged 18 to 24, who remain the primary focus of these universities and colleges. Many of these institutions believe strongly in the physical classroom format and direct student/ faculty interaction and have limited their efforts to providing only a few supplemental courses rather than a complete degree online, based on the results of a distance education study conducted by the National Center for Education Statistics. Consequently, these institutions have found it difficult to tailor their educational programs for an adult population looking for an easily accessible Internet delivery system. Traditional universities and colleges are also limited in their ability to market to or provide the necessary customer service for working adult students because it requires the development of additional administrative and enrollment infrastructure. University of Phoenix Online maintains a single-minded focus on serving the needs of working adult students via a dynamic and evolving Internet delivery system.

•	Technology-based Education and Training Companies — With the convergence of education and the Internet, a number of technology-based education and training companies have emerged. Few of these companies offer a complete Associates, Bachelors, Masters, or Doctoral degree program, as does University of Phoenix Online. In addition, University of Phoenix Online has 11 years of experience in the development of educational content catering to the unique requirements of working adults and in recruiting and training faculty.

      We believe that University of Phoenix Online’s track record for enrollment and revenue growth is attributable to its offering a comprehensive service combining educational content, teaching resources, and customer service with a technology platform that is accessible and easy to use for students and corporate clients.

University of Phoenix Online Offerings

      We believe that our more than 25-year history as a provider of higher education for working adults, coupled with our experience over the past 11 years of providing these programs online, enables University of Phoenix Online to provide its students with an effective online education and responsive customer service. University of Phoenix’s expertise in designing curriculum, recruiting and training faculty, monitoring academic quality, and providing a high level of support services to students at University of Phoenix’s physical campuses allows University of Phoenix Online to provide its students with the same curriculum, faculty, and support services. University of Phoenix Online’s offerings include the following:

  Broad Access to University of Phoenix Online’s Programs

      University of Phoenix Online has redesigned the classes taught at University of Phoenix’s physical campuses into an online format to meet the needs of students worldwide. University of Phoenix Online’s classes are available 24 hours a day, 7 days a week wherever there is Internet accessibility and can be accessed using a Pentium-class personal computer, a 28.8K modem, and a standard Internet service provider. This accessibility allows University of Phoenix Online to offer its classes and programs to students who prefer online delivery of these classes and programs or who lack convenient access to physical campuses. University of Phoenix Online’s degree programs are offered in sequential classes without any on-site requirements, except for University of Phoenix Online’s Doctor of Management degree program, which requires an annual two-week residency in Phoenix, Arizona. These features expedite University of Phoenix Online’s students’ graduation process and enable most students to complete their degree requirements in two to four years.

      University of Phoenix Online uses a Web-enabling system built on a Microsoft Exchange platform, which is simple to use and is designed to support interactivity between and among faculty and students. University of Phoenix Online’s move to the Microsoft Exchange technology this past year will allow it to support a student body of up to 500,000 students.

  Accredited Degree Programs

      University of Phoenix Online currently offers 10 degree programs in business, education, information technology, and nursing that are accredited by the Commission on Institutions of Higher Education of the North Central Association of Colleges and Schools. This accreditation enables University of Phoenix Online to grant Associates, Bachelors, Masters, and Doctoral degrees, while also providing its students with access to federal financial aid programs.

  Experienced Faculty Resources

      While substantially all of University of Phoenix Online’s faculty are working professionals, University of Phoenix Online requires each member of its faculty to possess either a Masters or Doctoral degree and to have five years of recent professional experience in a field related to the subject they teach. University of Phoenix Online has well-developed methods for hiring and training its faculty, which include peer reviews of newly hired instructors by other members of the faculty, training in grading and instructing students, and a teaching internship with a more experienced faculty member. University of Phoenix Online’s classes are designed to be small, with an average of one instructor for every nine students. Faculty members are also required to be accessible to students by maintaining online office hours.

  Current and Relevant Standardized Programs

      University of Phoenix Online uses content experts selected from over 7,400 University of Phoenix faculty to design its curriculum. This enables University of Phoenix Online to offer current and relevant standardized programs to its students. University of Phoenix Online also utilizes an institution-wide system created by University of Phoenix to assess the educational outcomes of its students and improve the quality of its curriculum and instructional model. This system evaluates the cognitive and affective skills of University of Phoenix Online’s students upon registration and upon conclusion of the program and also surveys students two years after graduation in order to assess the quality of the education they received. Based on this system, University of Phoenix Online’s learning outcomes research shows that its students achieve results comparable to or higher than the students at University of Phoenix’s physical campuses.

  Comprehensive Online Administrative and Support Services

      University of Phoenix Online offers a wide array of services designed to cater to the needs of working adults. Most of University of Phoenix Online’s administrative services are available online, including application, registration and payment for its programs, academic counseling, and technology support. University of Phoenix Online has approximately one professional staff member for every 35 students. In addition, University of Phoenix Online offers learning resources electronically, including online access to journals and periodicals, as well as ordering of books and articles for research. University of Phoenix Online believes that University of Phoenix’s Learning Resources Services (the “LRS”) offers a comprehensive collection of information resources relevant to its curriculum. The LRS is available to all students and may be accessed either directly or through the LRS research librarians.

  Benefits to Employers

      The employers of University of Phoenix Online’s students often provide input to faculty members in designing curriculum, and class projects are typically based on issues relevant to the companies that employ its students. University of Phoenix Online’s classes are taught by a practitioner faculty that emphasizes the skills desired by employers. In addition, the time flexibility provided by University of Phoenix Online’s classes further benefits employers since it avoids conflict with their employees’ work schedules. A recent survey by University of Phoenix Online showed that approximately 65% of its students receive some level of tuition assistance from their employers.

Strategy

      University of Phoenix Online’s objective is to become the leading online provider of accessible, high quality education for working adults and a preferred provider of workplace training to their employers. In addition, University of Phoenix Online intends to leverage its expertise in developing, hosting, and marketing online education programs by offering its services to corporations and other complementary education and training companies. University of Phoenix Online will implement the following strategic initiatives to accomplish this objective:

  Increase Marketing and other Initiatives

      University of Phoenix Online plans to employ several measures to attract more students to its programs, including:

•	Accelerate Marketing — University of Phoenix Online intends to accelerate spending on its marketing initiatives, including direct marketing, which includes list acquisition of prospective students and targeted advertising on the Internet. In addition, University of Phoenix Online plans to begin advertising through traditional media, including television and radio, to increase the recognition of its brand name.

•	Expand Relationships — University of Phoenix Online intends to identify key parties who can provide it access to additional students for its program offerings. These may include relationships, Internet search engines, full-service portals, content providers, and other education-related vendors.

•	Increase the Enrollment Counseling Staff — University of Phoenix Online intends to expand its team of enrollment counselors who are responsible for converting prospective students, generated by its marketing activities and partnerships, into enrolled students.

•	Increase Academic Counseling Staff — University of Phoenix Online intends to increase its team of academic counselors to accomodate increased enrollments without compromising its level of customer service.

•	Sell Ancillary Services — In order to increase traffic to its Web site, University of Phoenix Online intends to offer online library, assessment, and quality assurance services to educational providers as part of a comprehensive solution for online learning. University of Phoenix Online believes that this will provide it with an increased lead flow and enable it to test the market for other educational-related products and services.

•	Leverage the University of Phoenix Community — According to University of Phoenix Online’s estimates, approximately 20% of its students are referred to it by their employers, current students, alumni, co-workers, friends and family. University of Phoenix Online intends to increase this referral rate by increasing its marketing efforts to this community and having them promote its programs.

  Expand Program Offerings

      University of Phoenix Online will continue to respond to the changing educational needs of working adults and their employers by introducing new undergraduate and graduate degree programs as well as training programs. University of Phoenix Online has recently added the Bachelor of Science in Information

Technology, Bachelor of Science in Business Project Management, Master of Science in Computer Information Systems, and Doctor of Management to its degree offerings. University of Phoenix Online believes that expanding its program offerings will help it improve its market position as a provider of online education and training for working adults. Potential additions to University of Phoenix Online’s current offerings include:

•	new degree programs, such as a Bachelor of Science and a Masters of Business Administration in e-Business;

•	certificate programs, such as the Microsoft Certified System Engineer;

•	continuing education targeted at working professionals, such as Certified Public Accountants;

•	professional certification, such as the Certified Financial Planner Program;

•	training programs, such as information technology and general management training; and

•	migrating additional existing University of Phoenix programs from the physical campuses to University of Phoenix Online.

  Increase and Strengthen Corporate Relationships and Offer Corporate Training Programs

      University of Phoenix Online intends to strengthen and expand its relationships with corporations to become the preferred provider of online education and training for their employees. University of Phoenix Online believes that these opportunities are significantly enhanced by the widespread presence of University of Phoenix’s physical campuses and its existing relationships with corporations relating to curriculum development and tuition assistance programs at both a local and a national level. University of Phoenix Online also plans to negotiate agreements with large national and international employers similar to its agreement with AT&T, in which classes taken by AT&T employees at their corporate university’s School of Business can be accepted for class credit at both University of Phoenix Online and University of Phoenix physical campuses.

      University of Phoenix Online also intends to expand University of Phoenix’s customized corporate training programs into its online format. University of Phoenix Online’s potential corporate customers’ employees can use both its online classes and University of Phoenix’s physical campuses, making University of Phoenix Online’s offering more attractive than those of its competitors who can offer only one alternative.

  Expand Internationally

      We believe that the international market for University of Phoenix Online’s services is a major growth opportunity. The U.S. is the most common destination for international students studying abroad. We believe that more working adult students would opt for a U.S. education that does not involve living in the U.S. because they could do so without leaving their employment and incurring the high travel and living costs and stringent visa requirements associated with studying abroad. Our belief is supported by the fact that University of Phoenix Online has students located in 25 countries despite having used only limited Internet-based advertising so far. Therefore, offering these prospective students an online, accredited degree from a U.S. institution creates a tremendous market opportunity. In addition, many U.S. residents live and work in foreign countries and would benefit from the opportunity to continue their education while abroad. University of Phoenix Online intends to expand its international marketing efforts, which may include Internet and traditional media advertising in addition to hiring enrollment counselors for targeted international markets, to increase substantially its number of international students.

  Generate New Revenue Streams by Offering Complementary and Ancillary Educational Services

      University of Phoenix Online intends to derive revenues from new sources by leveraging its existing relationships with its students and corporate clients and its expertise in attracting and marketing to students.

Currently, University of Phoenix Online intends to provide the following services to accomplish this objective:

•	Customizing Content of Education and Training Programs to an Online Format and Hosting These Programs for Complementary Companies — University of Phoenix Online intends to enter into agreements with complementary education and training companies that do not provide programs that compete with its offerings to tailor their courses to an online format. Depending on the scope of the prospective agreements, University of Phoenix Online may also host these online education and training programs at its facilities. University of Phoenix Online intends to generate revenue from these activities by charging these education and training companies fees on a per student, per instance, or flat fee volume basis, depending on how each particular agreement is structured.

•	Providing a Marketing Platform for Online Providers of Complementary Education and Training Programs — University of Phoenix Online intends to provide sales and marketing services to complementary online education and training companies. University of Phoenix Online intends to provide these services by using its sales and marketing infrastructure to cross-sell complementary programs and by featuring these companies on University of Phoenix Online’s Web site.

•	Providing Targeted Advertising Opportunities — University of Phoenix Online also intends to provide access to advertisers who are interested in marketing education-related goods and services to its students. University of Phoenix Online will do this only in a way that does not interfere with the students’ learning process. Advertising will only be allowed on University of Phoenix Online’s Web site and not in any of its online classes.

Teaching/ Learning Model

      University of Phoenix Online uses the same teaching/learning model as University of Phoenix’s physical campuses, modified for online delivery. This model consists of:

  Curriculum

      The curriculum is designed to integrate academic theory and professional practice and their application to the workplace. The curriculum provides for the achievement of specific educational outcomes that are based on the input from faculty, students, and students’ employers. The standardized curriculum for each degree program is also designed to provide students with specified levels of knowledge and skills.

  Faculty

      Faculty applicants must possess an earned Masters or Doctoral degree from a regionally accredited institution, and have a minimum of five years recent professional experience in a field related to the subject matter in which they seek to instruct. To help promote quality delivery of the curriculum, University of Phoenix Online’s faculty members are required to:

•	complete an initial assessment conducted by staff and faculty;

•	receive training in grading, facilitation of the teaching/learning model, and oversight of study group activities;

•	serve an internship with an experienced faculty mentor; and

•	receive ongoing performance evaluations by students, peer faculty, and staff, which are used to establish developmental plans to improve individual faculty performance and to determine continued eligibility of faculty members to provide instruction.

  Interactive Learning

      Classes are designed to combine individual and group interaction between and among students and the instructor. The curriculum requires a high level of student participation for purposes of increasing the student’s ability to work as part of a team.

  Learning Resources Services

      Students and faculty members are provided with electronic and other learning resources for their information and research needs. Students can access these services directly through the Internet or with the help of a LRS research librarian.

  Sequential Enrollment

      Students enroll in and complete classes sequentially, rather than concurrently, thereby allowing full-time working adults to focus their attention and resources on one subject at a time. This provides a better balance between learning and ongoing personal and professional responsibilities.

  Academic Quality

      University of Phoenix has an Academic Quality Management System designed to maintain and improve the quality of programs and academic and student services. This system includes the Adult Learning Outcomes Assessment, which seeks to measure student growth in both the cognitive (subject matter) and affective (educational, personal and professional values) skills.

Online Classes

      University of Phoenix Online has developed its system to be easily accessible and familiar to most students. All the student needs to participate in University of Phoenix Online’s classes is a Pentium-class personal computer, a 28.8K modem, and an Internet service provider.

      Each student orders textbooks online from a third party prior to the beginning of each class. The student logs into his or her particular class using a password. Prior to the class starting, the instructor posts a syllabus that the student can download and use as a guide. In addition, the student can download the biographies of the other students and the instructor.

      Each week, the instructor posts a lecture on the classroom discussion board. Students log on and read the lecture or print the lecture to read at their convenience. On average, University of Phoenix Online has nine students per class, who are divided into study groups of three to four students to work on projects together. Throughout the week, students participate in a group discussion, based on the class content for that week, which is facilitated by the instructor. There are separate conferences set up for study group projects and individual submission of class assignments. Instructors log on and read comments posted by students, respond to them, and assign grades for their study group projects. Instructors also give students weekly feedback on class participation. Both students and instructors are required to log on at least five days a week to participate in the classes. In addition, faculty members are required to maintain online office hours. Students are graded on a combination of participation, work product, and examinations.

Learning Resources Services

      The LRS has contracts with services that gather newspapers, journal articles, and corporate reports into databases that currently contain approximately 9,000 journals and 1,500,000 corporate reports. In addition, a team of research librarians is available for University of Phoenix Online’s students if they need help accessing or finding a particular report or journal. If the item is not in the database, the librarians can generally find the item from another source. In addition, University of Phoenix Online’s alumni have lifetime access to the LRS.

Degree Programs

      The following is a list of the degree programs and related areas of specialization that University of Phoenix Online offers:

•	Associates of Arts

•	Bachelor of Science in Business

        Areas of Specialization

           Accounting
          Administration
          E-Business Information Systems
          Marketing
          Project Management

•	Bachelor of Science in Information Technology

        Areas of Specialization

           Database Management
          Networks and Telecommunications
          Programming and Operating Systems
          Systems Analysis
          Web Management

•	Bachelor of Science in Nursing

•	Master of Arts in Organizational Management

•	Master of Business Administration

        Areas of Specialization

           Accounting
          Administration
          Global Management
          Technology Management

•	Master of Science in Nursing

        Areas of Specialization

           Women’s Health Care Nurse Practitioner
          Family Nurse Practitioner

•	Master of Science in Computer Information Systems

        Areas of Specialization

           Technology Management
          Information Systems

•	Master of Arts in Education

        Areas of Specialization

           Administration and Supervision
          Bilingual-Bicultural
          Curriculum and Instruction
          Diverse Learner
          Educational Counseling
          Elementary Education
          English as a Second Language
          Professional Development for Educators
          Special Education

•	Doctor of Management

      Undergraduate students may demonstrate and document college level learning gained from experience through an assessment by faculty members, according to the guidelines of the Council for Adult and Experiential Learning, for the potential award of credit. The average number of credits awarded to approximately 380 of University of Phoenix Online’s undergraduate students who utilized the process in 1999 was approximately three credits of the 120 required to graduate. The Council for Adult and Experiential Learning reports that over 1,200 regionally accredited colleges and universities currently accept credits awarded for college level learning gained through experience.

Customers/ Students

      The following is a breakdown of University of Phoenix Online’s students by the level of program they are seeking, at May 31, 2000:

	Number of	Percentage of
	Students	Students

Degree Programs:

Bachelors	8,624	62.6%

Masters	4,960	36.0

Associates	135	1.0

Doctoral	60	.4

Total degree students	13,779	100.0%

      We consider the employers that provide tuition assistance to their employees through tuition reimbursement plans or direct bill arrangements University of Phoenix Online’s secondary customers.

      Based on student surveys of incoming students in the second half of fiscal 1999, the average age of University of Phoenix Online’s students is in the mid-30s, approximately 55% are women and 45% are men, and the average annual household income is $65,000. Approximately 78% of University of Phoenix Online’s students have been employed on a full-time basis for nine years or more. The approximate age percentage distribution of incoming students is as follows:

Percentage
of Students

Age:

25 and under	6%

26 to 33	35

34 to 45	46

46 and over	13

100%

Marketing

      To generate interest among potential students, University of Phoenix Online engages in a broad range of activities to inform the public about its teaching/learning model and the programs offered. These activities include:

  Direct Mail

      Direct mail is effective at reaching the working adult population that expresses interest in training, education, and self-improvement. Direct mail also enables University of Phoenix Online to target specific career fields, such as Accounting, Business, Education, Information Technology, and Nursing. University of Phoenix Online currently purchases education-related mailing lists from numerous suppliers who specialize in this area. In addition, University of Phoenix Online tracks leads for every direct mail campaign by allowing potential students the opportunity to respond using the following methods:

•	mailing University of Phoenix Online a business reply card;

•	faxing University of Phoenix Online a business reply card;

•	calling University of Phoenix Online at a specific 1-800 number; or

•	directing the potential student to one of over 20 specific URL addresses on the Internet that are used to track individual marketing campaigns for reach and effectiveness.

  Internet Marketing

      Internet advertising has been University of Phoenix Online’s largest source of leads. University of Phoenix Online advertises extensively on the Internet using purchased banner advertisements on targeted sites, as well as paying other Web sites, such as education portals, a fee on a per lead basis. University of Phoenix Online also benefits from non-paid Internet referrals, including leads directed to University of Phoenix Online’s 14 domain names as a result of a Web search using Internet search engines and browsers. University of Phoenix Online’s goal is to appear as one of the first ten choices that result when a prospective student types in a search such as “Distance Education” or “Online MBA.” In order to accomplish this, University of Phoenix Online optimizes its links on the most popular Web sites by changing page titles, word count, and headings. We believe these prospective students are likely to enroll in its programs because these prospects are actively seeking information about degree programs.

  Re-Marketing

      Re-marketing efforts include both direct mail post cards and e-mail sent to existing leads. Re-marketing is a very successful part of University of Phoenix Online’s marketing campaign because of its growing database of “qualified” prospects.

  Referrals

      Based on University of Phoenix Online’s recent estimates, approximately 20% of its new students are referred by their employers, co-workers, current students, alumni, family and friends.

  Print

      University of Phoenix Online relies on print advertising primarily to build brand recognition. University of Phoenix Online plans to begin advertising in trade magazines, particularly in those that specialize in fields that require skills taught by it.

Competition

      Online learning is an evolving and competitive market that is subject to rapid technological change. Although there are high barriers to entry for regionally accredited degree providers, there are relatively few barriers to entry on the Internet for non-accredited degree programs. We estimate that there are hundreds of companies currently offering some features of online learning, and we expect the number of competitors to increase in the future. University of Phoenix Online faces competition from all of the following direct and indirect competitors:

•	traditional universities offering or planning to offer online classes and programs;

•	other private education companies seeking to enter the online market for adult education and training; and

•	software companies providing online learning software that enables direct competitors to offer online programs.

      In addition, the online learning market is relatively new and we expect further competition from new participants to the market. We believe that the competitive factors in the online learning market include the following:

•	the ability to provide easy, user-friendly access to online education programs and classes;

•	reliable and high-quality online products and services;

•	qualified and experienced faculty;

•	reputation of programs, classes, and services; and

•	features and functions of the online programs.

Employees

      At May 31, 2000, University of Phoenix Online had the following numbers of employees:

Full-Time Staff	431

Full-Time Faculty	14

Part-Time Faculty	1,220

Total	1,665

Regulatory Environment

      The Higher Education Act of 1965 and the related regulations govern all higher education institutions participating in the Title IV programs. The Higher Education Act mandates specific additional regulatory responsibilities for each of the following components:

•	the accrediting agencies recognized by the U.S. Department of Education;

•	the federal government through the U.S. Department of Education; and

•	state higher education regulatory bodies.

      All higher education institutions participating in Title IV programs must be accredited by an association recognized by the U.S. Department of Education. The U.S. Department of Education reviews all participating institutions for compliance with all applicable standards and regulations under the Higher Education Act. Accrediting associations are required to include the monitoring of Title IV Program compliance as part of their accreditation evaluations under the Higher Education Act.

Accreditation

      University of Phoenix Online is covered by the regional accreditation of University of Phoenix, which provides the following:

•	recognition and acceptance by employers, other higher education institutions and governmental entities of the degrees and credits earned by students; and

•	qualification to participate in Title IV programs.

      University of Phoenix was granted accreditation by the North Central Association of Colleges and Schools in 1978. University of Phoenix’s accreditation was reaffirmed in 1982, 1987, 1992, and 1997. The next North Central Association of Colleges and Schools reaffirmation visit is expected to begin in 2002.

      All accrediting agencies recognized by the U.S. Department of Education are required to include the monitoring of Title IV program compliance in their evaluations of accredited institutions. As a result, all regionally accredited institutions, including University of Phoenix, will be subject to a Title IV program compliance review as part of accreditation visits.

      Regional accreditation is accepted nationally as the basis for the recognition of earned credit and degrees for academic purposes, employment, professional licensure, and, in some states, for authorization to operate as a degree-granting institution. Under the terms of a reciprocity agreement among the six regional accrediting associations, representatives of each region in which a regionally accredited institution operates participate in the evaluations for reaffirmation of accreditation. The achievement of the University of Phoenix mission requires it to employ academically qualified practitioner faculty that are able to integrate academic theory with current workplace practice.

      University of Phoenix’s Bachelor of Science in Nursing program received program accreditation from the National League for Nursing Accrediting Commission in 1989. The accreditation was reaffirmed in October 1995. The Master of Science in Nursing program earned the National League for Nursing Accrediting Commission accreditation in 1996. The National League for Nursing Accrediting Commission’s site visit evaluation of both the Bachelor of Science in Nursing and Master of Science in Nursing programs for continuing accreditation was completed in March 2000. The National League for Nursing Accrediting Commission is expected to vote on the evaluator’s recommendation in July 2000. We believe that accreditation of the Bachelor of Science in Nursing and Master of Science in Nursing programs are in good standing.

      The address and phone number for the accrediting bodies are as follows:

North Central Association of Colleges and Schools
Commission on Institutions of Higher Education
30 North LaSalle Street, Suite 2400
Chicago, Illinois 60602-2504
(312) 263-0456

National League for Nursing Accrediting Commission
61 Broadway, 33rd Floor
New York, New York 10006
(800) 669-1656

Federal Financial Aid Programs

      University of Phoenix Online’s students may receive federal financial aid under the Title IV programs. In the fiscal year ended August 31, 1999, University of Phoenix Online derived approximately 34% of its net revenues from students who participated in Title IV programs. University of Phoenix Online’s students may receive Title IV funds because:

•	University of Phoenix is accredited by an accrediting agency recognized by the U.S. Department of Education;

•	the U.S. Department of Education has certified University of Phoenix’s eligibility to participate in the Title IV programs; and

•	University of Phoenix has applicable state authorization to operate.

      The U.S. Department of Education has issued regulations, the most recent of which became effective on July 1, 1999, that amend some provisions of the Title IV programs. The following material provisions of Title IV regulations, and their related calculations, apply to University of Phoenix, which includes both University of Phoenix Online and the physical campuses.

  Limits on Title IV Program Funds

      The Title IV regulations define the types of educational programs offered by an institution that qualify for Title IV program funds. For students enrolled in qualified programs, the Title IV regulations place limits on the amount of Title IV program funds that a student is eligible to receive in any one academic year as defined by the U.S. Department of Education.

      For undergraduate programs, an academic year must consist of at least 30 weeks of instructional time to include a minimum of 360 hours of instructional time and a minimum of 24 credit hours. The Title IV regulations define a week of instruction as the equivalent of 12 hours of regularly scheduled instruction, examinations or preparation for examinations (the “12-hour Rule”). Most of University of Phoenix Online’s degree programs meet this 360 hour minimum and, therefore, qualify for Title IV program funds. The programs that do not qualify for Title IV program funds consist primarily of certificate, corporate training, and continuing professional education programs. These programs are paid for directly by the students or their employers.

  Restricted Cash

      The U.S. Department of Education places restrictions on Title IV program funds collected for unbilled tuition and funds transferred to University of Phoenix Online through electronic funds transfer. In some circumstances, an institution is required to submit an irrevocable letter of credit to the U.S. Department of Education in an amount equal to at least 25% of the total dollar amount of refunds paid by the institution in its most recent fiscal year. University of Phoenix has established letters of credit of $5.9 million, which cover both University of Phoenix Online and University of Phoenix’s physical campuses.

  Standards of Financial Responsibility

      Pursuant to the Title IV regulations, as revised, each eligible higher education institution must satisfy the minimum standard established for three tests which assess the financial condition of the institution at the end of the institution’s fiscal year. The tests provide three individual scores which must then satisfy a composite score standard. The maximum composite score is 3.0. If the institution achieves a composite score of at least 1.5, it is considered financially responsible. A composite score from 1.0 to 1.4 is considered financially responsible, subject to additional monitoring, and the institution may continue to participate as a financially responsible institution for up to three years. An institution that does not achieve a satisfactory composite score will fall under alternative standards. At August 31, 1999, University of Phoenix’s composite score was 3.0.

  The “90/10 Rule” (formerly the “85/15 Rule”)

      A requirement of the Higher Education Act, commonly referred to as the “90/10 Rule,” applies only to for-profit institutions of higher education, which includes University of Phoenix. Under this rule, for-profit institutions will be ineligible to participate in Title IV programs if the amount of Title IV Program funds used by the students or institution to satisfy tuition, fees and other costs incurred by the students exceeds 90% of the institution’s cash-basis revenues from eligible programs. University of Phoenix’s percentage was 53% at August 31, 1999. University of Phoenix is required to calculate this percentage at the end of each fiscal year.

  Student Loan Defaults

      Eligible institutions must maintain a student loan cohort default rate of less than 25% for fiscal year 1994 and all subsequent fiscal years. In 1997, the most recent U.S. Department of Education cohort default rate reporting period, the national cohort default rate average for all higher education institutions was 8.8%. University of Phoenix students’ cohort default rates for the Federal Family Education Loans for 1997 as reported by the U.S. Department of Education was 5.6%.

  Compensation of Representatives

      Title IV regulations prohibit an institution from providing any commission, bonus, or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruitment, admission or financial aid awarding activity. We believe that University of Phoenix Online’s current method of compensating enrollment counselors complies with the Title IV regulations.

  Eligibility and Certification Procedures

      The Higher Education Act specifies the manner in which the U.S. Department of Education reviews institutions for eligibility and certification to participate in Title IV programs. University of Phoenix’s eligibility to participate in Title IV programs expires in June 2003. It would have a material adverse effect on University of Phoenix Online if the U.S. Department of Education does not renew University of Phoenix’s eligibility.

  Administrative Capability

      The Higher Education Act directs the U.S. Department of Education to assess the administrative capability of each institution to participate in Title IV programs. The failure of an institution to satisfy any of the criteria used to assess administrative capability may allow the U.S. Department of Education to determine that the institution lacks administrative capability and, therefore, may be subject to additional scrutiny or denied eligibility for Title IV programs.

  Restrictions on Distance Education Programs

      Distance education courses are deemed to be correspondence courses by the Regulations if more than 50% of the courses offered at University of Phoenix were offered through distance education. The regulations of the U.S. Department of Education specify that an institution is not eligible to participate in the Title IV Programs if 50% or more of its courses are correspondence courses, or if 50% or more of its regular students are enrolled in the institution’s correspondence courses. University of Phoenix does not plan to exceed this 50% level.

  Change of Ownership or Control

      A change in ownership or control of University of Phoenix or us, depending on the type of change, may have significant regulatory consequences. Such a change of ownership or control could trigger recertification by the U.S. Department of Education, reauthorization by state licensing agencies or the evaluation of the accreditation by the North Central Association of Colleges and Schools.

      The U.S. Department of Education has adopted the change of ownership and control standards used by the federal securities laws for institutions owned by publicly-held corporations. Upon a change of ownership and control sufficient to require us to file a Form 8-K with the SEC, University of Phoenix, including University of Phoenix Online, would cease to be eligible to participate in Title IV programs until recertified by the U.S. Department of Education. Under some circumstances, the U.S. Department of Education may continue the institution’s participation in the Title IV programs on a temporary basis pending completion of the change in ownership approval process. This recertification would not be required, however, if the transfer of ownership and control was made upon a person’s retirement or death and was made either to a member of the person’s immediate family or to a person with an ownership interest in University of Phoenix or us who had been involved in management of University of Phoenix or us for at least two years preceding the transfer.

      In addition, some states where University of Phoenix is presently licensed have requirements governing change of ownership or control. Currently, Arizona and California would require University of Phoenix to be reauthorized upon a 20% change in ownership and 25% change in control. These states require a new application to be filed for state licensing if such a change of ownership or control occurs. Washington has a similar reauthorization requirement triggered by a change of ownership, but provides that a temporary certificate of authorization may be issued pending the reauthorization process.

      Moreover, University of Phoenix is required to report any material change in stock ownership. At that time, the North Central Association of Colleges and Schools may seek to evaluate the effect of such a change of stock ownership on University of Phoenix’s continuing operations.

State Authorization

      Some states assert authority to regulate all degree-granting institutions if their educational programs are available to their residents, whether or not the institutions maintain a physical presence within those states. If a state were to establish grounds for asserting authority over online learning, University of Phoenix Online may be required to obtain authorization for, or restrict access to, its programs available in those states.

Admissions Standards

      To gain admission to University of Phoenix Online’s undergraduate programs, students generally must have a high school diploma or General Equivalency Degree and satisfy minimum grade point average, employment, and age requirements. Additional requirements may apply to individual programs. Students in undergraduate programs may petition to be admitted on provisional status if they do not meet specified admission requirements.

      To gain admission to University of Phoenix Online’s graduate programs, students generally must have an undergraduate degree from a regionally accredited college or university and satisfy minimum grade point average, work experience and employment requirements. Additional requirements may apply to individual programs. Students in graduate programs may petition to be admitted on provisional status if they do not meet specified admission requirements.

Tax Reform Act Of 1997

      In August 1997, Congress passed the Tax Reform Act of 1997 that added several new tax credits and incentives for students and extended benefits associated with the educational assistance program. The Hope Scholarship Credit provides up to $1,500 tax credit per year per eligible student for tuition expenses in the first two years of post-secondary education in a degree or certificate program. The Lifetime Learning Credit provides up to $1,000 tax credit per year per taxpayer return for tuition expenses for all post-secondary education, including graduate studies. Both of these credits are phased out for taxpayers with modified adjusted gross income between $40,000 and $50,000 ($80,000 and $100,000 for joint returns) and are subject to other restrictions and limitations. The Tax Reform Act of 1997 also provides for the deduction of interest from gross income on education loans and limited educational IRA’s for children under the age of 18. These deductions are also subject to adjusted gross income limitations and other restrictions. These new provisions became effective for 1998 individual tax returns.

Employer Tuition Assistance

      Many of University of Phoenix Online’s students receive some form of tuition assistance from their employers. The Internal Revenue Code (the “Code”) defines situations where this tuition assistance qualifies as a deductible business expense when adequately documented by the employer and employee. The Code also provides a safe-harbor provision for an exclusion from wages of up to $5,250 of tuition reimbursement per year per student under the Educational Assistance Program. The Educational Assistance Program provision does not apply to graduate level programs and expires in December 2001. Employers or employees may still continue to deduct such tuition assistance where it qualifies as a deductible business expense and is adequately documented. The percentage of University of Phoenix Online’s incoming students with access to employer tuition assistance was 65% in 1999.

Properties

      University of Phoenix Online has a 10-year lease to operate its administrative facility in a 75,000 square foot building in Phoenix, Arizona.

Legal Proceedings

      Neither we nor University of Phoenix Online is engaged in any legal proceedings that we believe would have a material effect on the financial position or operating results of either University of Phoenix Online or us.

MANAGEMENT

      University of Phoenix Online is managed by the officers and directors of Apollo Group, Inc. Anthony F. Digiovanni is the President of University of Phoenix Online. Apollo Group, Inc.’s directors serve three year terms and are elected each year by the holders of Apollo Education Group Class B common stock. The following table sets forth information concerning Apollo Group, Inc.’s directors and executive officers:

Name	Age	Position

John G. Sperling, Ph.D.	79	Chairman of the Board and Chief Executive Officer

Todd S. Nelson	41	President and Director

Jerry F. Noble	58	Senior Vice President and Director

Peter V. Sperling	40	Senior Vice President, Secretary, Treasurer, and Director

Kenda B. Gonzales	43	Chief Financial Officer

J. Jorge Klor de Alva, J.D., Ph.D.	52	Director

Thomas C. Weir	66	Director

Dino J. DeConcini	66	Director

Hedy F. Govenar	56	Director

John R. Norton III	71	Director

John Blair	62	Director

      John G. Sperling, Ph.D. is the founder, Chief Executive Officer and Chairman of the board of directors of Apollo Group, Inc. Dr. Sperling was also President of Apollo Group, Inc. from its inception until February 1998. Prior to his involvement with Apollo Group, Inc., from 1961 to 1973, Dr. Sperling was a Professor of Humanities at San Jose State University where he was the Director of the Right to Read Project and the Director of the NSF Cooperative College-School Science Program in Economics. At various times from 1955 to 1961, Dr. Sperling was a member of the faculty at the University of Maryland, Ohio State University and Northern Illinois University. Dr. Sperling received his Ph.D. from Cambridge University, an M.A. from the University of California at Berkeley, and a B.A. from Reed College. Dr. Sperling is the father of Peter V. Sperling.

      Todd S. Nelson has been with Apollo Group, Inc. since 1987. Mr. Nelson has been the President of Apollo Group, Inc. since February 1998. Mr. Nelson was Vice President of Apollo Group, Inc. from 1994 to February 1998 and the Executive Vice President of University of Phoenix from 1989 to February 1998. From 1987 to 1989, Mr. Nelson was the Director of University of Phoenix’s Utah campus. From 1985 to 1987, Mr. Nelson was the General Manager at Amembal and Isom, a management training company. From 1984 to 1985, Mr. Nelson was a General Manager for Vickers & Company, a diversified holding company. From 1983 to 1984, Mr. Nelson was a Marketing Director at Summa Corporation, a recreational properties company. Mr. Nelson received an M.B.A. from the University of Nevada at Las Vegas and a B.S. from Brigham Young University. Mr. Nelson was a member of the faculty at University of Nevada at Las Vegas from 1983 to 1984.

      Jerry F. Noble has been with Apollo Group, Inc. since 1981. Mr. Noble has been a Senior Vice President of Apollo Group, Inc. since 1987 and the President of the Institute for Professional Development since 1984. From 1981 to 1987, Mr. Noble also was the controller of Apollo Group, Inc.. From 1977 to 1981, Mr. Noble was the corporate accounting manager for Southwest Forest Industries, a forest products company. Mr. Noble received his M.B.A. from University of Phoenix and his B.A. from the University of Montana.

      Peter V. Sperling has been with Apollo Group, Inc. since 1983. Mr. Sperling has been a Senior Vice President since June 1998. Mr. Sperling was the Vice President of Administration from 1992 to June 1998 and has been the Secretary and Treasurer of Apollo Group, Inc. since 1988. From 1987 to 1992, Mr. Sperling was the Director of Operations at Apollo Education Corporation. From 1983 to 1987, Mr. Sperling was

Director of Management Information Services of Apollo Group, Inc. Mr. Sperling received his M.B.A from University of Phoenix and his B.A. from the University of California at Santa Barbara. Mr. Sperling is the son of John G. Sperling.

      Kenda B. Gonzales has been with Apollo Group, Inc. since October 1998. Ms. Gonzales is the Chief Financial Officer of Apollo Group, Inc. Prior to joining Apollo Group, Inc., Ms. Gonzales was the Senior Executive Vice President and Chief Financial Officer of UDC Homes, Inc., a home building corporation. From 1985 to 1996, Ms. Gonzales was the Senior Vice President and Chief Financial Officer of Continental Homes Holding Corp., a home building corporation. Ms. Gonzales began her career as a Certified Public Accountant with Peat, Marwick, Mitchell and Company and is a graduate of the University of Oklahoma with a Bachelor of Accountancy.

      J. Jorge Klor de Alva, J.D., Ph.D. was President of University of Phoenix and a Senior Vice President of Apollo Group, Inc. from February 1998 through August 2000. On September 1, 2000, Mr. Klor de Alva became the President and Chief Executive Officer of Apollo International. Mr. Klor de Alva has been a director of Apollo Group, Inc. since 1991. Dr. Klor de Alva was Vice President of Business Development of Apollo Group, Inc. from 1996 to 1998. Dr. Klor de Alva was a Professor at the University of California at Berkeley from July 1994 until July 1996. From 1989 to 1994, Dr. Klor de Alva was a Professor at Princeton University. From 1984 to 1989, Dr. Klor de Alva was the Director of the Institute for Mesoamerican Studies, and from 1982 to 1989, was an Associate Professor at the State University of New York at Albany. From 1971 to 1982, Dr. Klor de Alva served at various times as Associate Professor, Assistant Professor or lecturer at San Jose State University and the University of California at Santa Cruz. Dr. Klor de Alva received a B.A. and J.D. from the University of California at Berkeley and a Ph.D. from the University of California at Santa Cruz.

      Thomas C. Weir has been a director of Apollo Group, Inc. since 1983 and is a member of the Audit and Compensation Committees of the board of directors of Apollo Group, Inc. During 1994, Mr. Weir became the President of Dependable Nurses, Inc., a provider of temporary nursing services, W.D. Enterprises, Inc., a financial services company and Dependable Personnel, Inc., a provider of temporary clerical personnel. In 1996, Mr. Weir became the President of Dependable Nurses of Phoenix, Inc., a provider of temporary nursing services. In addition, Mr. Weir has been an independent financial consultant since 1990. From 1989 to 1990, Mr. Weir was President of Tucson Electric Power Company. From 1979 to 1987, Mr. Weir was Chairman and Chief Executive Officer of Home Federal Savings & Loan Association, Tucson, Arizona.

      Dino J. DeConcini has been a director of Apollo Group, Inc. since 1981 and is currently a member of the Audit Committee of the board of directors of Apollo Group, Inc. Mr. DeConcini has been the Executive Director, Savings Bonds Marketing Office, U.S. Department of the Treasury since February 1995. From 1979 to 1995, Mr. DeConcini was a shareholder and employee of DeConcini, McDonald, Brammer, Yetwin and Lacy, P.C., Attorneys at Law. From 1993 to 1995, Mr. DeConcini was a Vice President and Senior Associate of Project International Associates, Inc., an international business consulting firm. From 1991 to 1993 and 1980 to 1990, Mr. DeConcini was a Vice President and partner of Paul R. Gibson & Associates, an international business consulting firm.

      Hedy F. Govenar has been a director of Apollo Group, Inc. since March 1997. Ms. Govenar is founder and President of Governmental Advocates, Inc., a lobbying and political consulting firm in Sacramento, California. An active lobbyist with the firm since 1979, she represents a variety of corporate and trade association clients. From 1989 to 1999, Ms. Govenar served as a Commissioner on the California Film Commission as an appointee of the California State Assembly. Ms. Govenar received an M.A. from California State University and a B.A. from University of California at Los Angeles.

      John R. Norton III has been a director of Apollo Group, Inc. since March 1997 and is currently a member of the Audit and Compensation Committees of the board of directors of Apollo Group, Inc. Mr. Norton founded the J.R. Norton Company, an agricultural producer, in 1955 engaged in diversified agriculture including crop production and cattle feeding. He served as the Deputy Secretary of the U.S. Department of Agriculture in 1985 and 1986. Mr. Norton is also on the board of directors of Terra Industries,

Inc., a producer and marketer of nitrogen products and methanol. He attended Stanford University and the University of Arizona where he received a B.S. in Agriculture in 1950.

      John Blair has been a director of Apollo Group, Inc. since September 2000. In addition, he has served since 1982 as a director of Western International University, Inc., a wholly owned subsidiary of Apollo Group, Inc. Mr. Blair has been the Chief Operating Officer of Integrated Information Systems, Inc., a provider of integrated Internet solutions, since May 1999. From 1984 to 1999, Mr. Blair founded and operated J. Blair Consulting, an independent consulting business that provided management counsel to individuals and organizations in the areas of strategic planning, product planning, organizational diagnosis, management development, and strategies for leveraging business value through technology. Mr. Blair earned a B.S. in Engineering from Purdue University.

      In addition, a key member of University of Phoenix Online’s management team includes:

      Anthony F. Digiovanni has been with University of Phoenix since 1989. Mr. Digiovanni has served as President of University of Phoenix Online since April 2000. From February 1998 to April 2000 he was Executive Vice President of University of Phoenix, and from 1992 to 1998, he was Regional Vice President of University of Phoenix’s Western Region. Prior to that, he was Campus Director for the Southern California Campus of University of Phoenix. From 1984 to 1989, Mr. Digiovanni was Chief Operating Officer for Abco Hardware and Builder’s Supply, a Southern California-based industrial distributor. Mr. Digiovanni received his M.B.A. from the University of Southern California and his B.B.A. from Loyola Marymount University.

DESCRIPTION OF CAPITAL STOCK

      The following is a summary of the material terms of Apollo Education Group common stock and University of Phoenix Online common stock. This summary is not complete, and we encourage you to read our amended and restated articles of incorporation, which are filed as an exhibit to the registration statement of which this prospectus is a part.

General

      Our amended and restated articles of incorporation provide authority for us to issue the following shares of our stock:

•	400 million shares of Apollo Education Group Class A common stock;

•	3 million shares of Apollo Education Group Class B common stock;

•	400 million shares of University of Phoenix Online common stock; and

•	1 million shares of preferred stock.

      University of Phoenix Online common stock is intended to reflect or track the economic performance of University of Phoenix Online by incorporating terms that are designed to provide the holders of University of Phoenix Online common stock with economic rights in the business of University of Phoenix Online similar to the rights that common stock would have if University of Phoenix Online were a separate corporation. Although we intend University of Phoenix Online common stock to track the economic performance of University of Phoenix Online, University of Phoenix Online common stock, like our currently outstanding Class A common stock and Class B common stock, will be a series of our common stock. For this reason, holders of University of Phoenix Online common stock will be subject to all of the risks associated with an investment in us and all of our business, assets, and liabilities. Accordingly, we can offer no assurance that the market price of University of Phoenix Online common stock will, in fact, track the economic performance of University of Phoenix Online.

      Apollo Education Group common stock is intended to track the economic performance of Apollo Education Group. In order to track the economic performance of each of University of Phoenix Online and Apollo Education Group, all of our consolidated assets, liabilities, revenues, and expenses have been allocated between Apollo Education Group and University of Phoenix Online.

Description of Apollo Education Group Common Stock and University of Phoenix Online Common Stock

  Dividends

      Our board of directors will retain the discretion whether or not to pay dividends on University of Phoenix Online common stock or Apollo Education Group common stock. However, we do not expect to pay dividends on any series of our common stock for the foreseeable future. If we pay dividends, the amount of dividends payable on any series of our common stock cannot exceed the amount legally available for the payment of dividends by us under Arizona law. Under Arizona law, a corporation may pay a dividend only if it is able to pay its debts as they become due and if it maintains positive net worth after the dividend is paid. Thus, it is possible that University of Phoenix Online could have positive operating results but losses at Apollo Education Group are so severe as to prevent payment of a dividend on University of Phoenix Online common stock.

      More specifically, although we do not expect to pay dividends for the foreseeable future, we will be permitted to pay dividends on:

•	Apollo Education Group common stock out of the lesser of:

•	the Apollo Education Group Available Dividend Amount; and

•	the amount available for the payment of dividends by us under Arizona law; and

•	University of Phoenix Online common stock out of the lesser of:

•	the University of Phoenix Online Available Dividend Amount; and

•	the amount available for the payment of dividends by us under Arizona law.

      The Apollo Education Group Available Dividend Amount and the University of Phoenix Online Available Dividend Amount are intended to be similar to the amounts that would be legally available for the payment of dividends on Apollo Education Group common stock and University of Phoenix Online common stock if:

•	Apollo Education Group and University of Phoenix Online were each a separate corporation; and

•	Apollo Education Group’s retained interest in University of Phoenix Online were represented by outstanding shares of University of Phoenix Online common stock.

      The “Apollo Education Group Available Dividend Amount” at any time is the amount that would then be legally available for the payment of dividends under Arizona law if:

•	Apollo Education Group and University of Phoenix Online were each a single, separate Arizona corporation;

•	Apollo Education Group had outstanding:

•	a number of shares of common stock equal to the number of shares of Apollo Education Group common stock that are then outstanding; and

•	a number of shares of preferred stock equal to the number of shares of our preferred stock that have been attributed to the Apollo Education Group and that are then outstanding;

•	the assumptions about University of Phoenix Online set forth in the definition of University of Phoenix Online Available Dividend Amount below were true; and

•	Apollo Education Group owned a number of shares of University of Phoenix Online common stock equal to the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online. This would generally be the number of shares of University of Phoenix Online common stock that would be issued if Apollo Education Group’s retained interest in University of Phoenix Online common stock were reflected in outstanding shares of University of Phoenix Online common stock.

      The “University of Phoenix Online Available Dividend Amount” at any time is the amount that would then be legally available for the payment of dividends on University of Phoenix Online common stock if University of Phoenix Online were a single, separate Arizona corporation having outstanding:

•	a number of shares of common stock equal to the sum of the number of shares of University of Phoenix Online common stock that are then outstanding plus the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online; and

•	a number of shares of preferred stock equal to the number of shares of our preferred stock that have been attributed to University of Phoenix Online and that are then outstanding.

      There can be no assurance that there will be an Apollo Education Group Available Dividend Amount or a University of Phoenix Online Available Dividend Amount at any time. Further, because the amount of dividends paid on University of Phoenix Online common stock cannot exceed the amount legally available for the payment of dividends by us under Arizona law, the legal ability to pay dividends will not necessarily link the performance of University of Phoenix Online with the market price of University of Phoenix Online common stock. However, because we do not expect to pay any dividends on University of Phoenix Online common stock for the foreseeable future, we do not believe that the provisions governing the payment of dividends on University of Phoenix Online common stock will affect any correlation of University of Phoenix Online’s economic performance to the market price of University of Phoenix Online common stock.

      Subject to the prior payment of dividends on outstanding shares of preferred stock and the foregoing limitations, our board of directors could, in its sole discretion, declare and pay dividends exclusively on Apollo Education Group common stock, exclusively on University of Phoenix Online common stock, or on both in equal or unequal amounts. Our board of directors would have such discretion, notwithstanding the relative amounts of the Apollo Education Group Available Dividend Amount or the University of Phoenix Online Available Dividend Amount, the amount of prior dividends declared on any series of stock, the respective voting or liquidation rights of any series of stock, or any other factor.

      At the time of any dividend or other distribution on the outstanding shares of University of Phoenix Online common stock, we will credit to Apollo Education Group, and we will charge University of Phoenix Online, a corresponding amount in respect of Apollo Education Group’s retained interest in University of Phoenix Online. Specifically, the corresponding amount will equal the aggregate amount of the dividend multiplied by a fraction:

•	the numerator of which is the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online as of the record date of such dividend; and

•	the denominator of which is the number of shares of University of Phoenix Online common stock outstanding on such date.

This latter amount would also be treated as a dividend on University of Phoenix Online common stock and, accordingly, we would only be authorized to pay dividends to holders of University of Phoenix Online common stock if such amounts, combined with the amounts credited to Apollo Education Group, as determined above, equal or exceed the lesser of the University of Phoenix Online Available Dividend Amount and the amount available for the payment of dividends by us.

  Mandatory Dividend, Redemption, or Conversion of Common Stock

      In general, if we dispose of 80% or more of the assets allocated to University of Phoenix Online, and the disposition is not an exempt disposition, we generally must either:

(1) declare and pay a dividend, subject to all applicable limitations on the payment of dividends, to holders of University of Phoenix Online common stock, in cash, securities other than common stock, or other property, in an aggregate amount equal to the holders’ proportionate interest in the net proceeds of the disposition; or

(2) redeem, subject to all applicable limitations on the redemption of stock, from the holders of University of Phoenix Online common stock, in exchange for an aggregate amount equal to the holders’ proportionate interest in the net proceeds of the disposition, all of the outstanding shares of University of Phoenix Online common stock. However, if the disposition involves substantially all, but not all, of the assets allocated to University of Phoenix Online, the number of shares redeemed shall be the number of shares, rounded if necessary to the nearest whole number, having an aggregate market value during the 20 consecutive trading day period beginning on, and including, the 16th trading day immediately following the date of the disposition equal to the aggregate amount described above; or

(3) convert shares of University of Phoenix Online common stock to shares of Apollo Education Group Class A common stock based on the average market value of University of Phoenix Online common stock as compared to the average market value of Apollo Education Group Class A common stock during the 20 consecutive trading day period beginning on, and including, the 16th trading day immediately following the date of the disposition. Additionally, a premium, payable in additional shares of Apollo Education Group Class A common stock, may be payable in connection with any such conversion depending on the date of the disposition. The premium will be 10% if the disposition occurs before the second anniversary of the issuance of University of Phoenix Online common stock. However, no premium will be payable if a tax event occurs before the conversion or if the disposition occurs on or after the second anniversary of the issuance of University of Phoenix Online common stock.

      For purposes of the preceding discussion, the holders’ “proportionate interest” in the net proceeds of the disposition will equal the product of the net proceeds of the disposition, multiplied by a fraction:

•	the numerator of which is the number of shares of University of Phoenix Online common stock outstanding at the time of the disposition; and

•	the denominator of which is the sum of:

•	the number of shares of University of Phoenix Online common stock outstanding at the time of the disposition; plus

•	the number of shares of University of Phoenix Online common stock that would be issued if Apollo Education Group’s retained interest in University of Phoenix Online common stock at the time of the disposition were reflected in outstanding shares of University of Phoenix Online common stock.

      Further, for purposes of the foregoing discussion, the term “exempt disposition” means any of the following:

•	a disposition in connection with our dissolution, or our liquidation and winding-up, and the distribution of our assets to our shareholders;

•	a disposition to any person or entity controlled by us, as determined by our board of directors;

•	a disposition in which we receive consideration consisting primarily of equity securities of an entity which is primarily engaged or proposes to engage primarily in one or more businesses similar or complementary to businesses conducted by University of Phoenix Online prior to the disposition, as determined by our board of directors;

•	a disposition that represents a dividend of assets allocated to University of Phoenix Online paid to holders of University of Phoenix Online common stock; or

•	any other disposition, if at the time of the disposition, either:

•	there are no shares of Apollo Education Group Class A common stock outstanding; or

•	there are no shares of University of Phoenix Online common stock outstanding.

      Accordingly, if the disposition of assets allocated to University of Phoenix Online constitutes an “exempt disposition,” we will not be obligated to pay a dividend on, or redeem or convert, shares of University of Phoenix Online common stock in the manner described above. Instead, in general:

•	If the exempt disposition occurs in connection with our liquidation, holders of University of Phoenix Online common stock would have the conventional rights associated with that stock upon our liquidation, including rights to receive their proportionate interest in our assets remaining after all of our liabilities and liquidation preferences on outstanding shares of preferred stock are paid;

•	If the exempt disposition represents a dividend of assets paid to holders of University of Phoenix Online common stock, the holders of University of Phoenix Online common stock would receive those assets directly; and

•	If the exempt disposition relates to a transfer of assets to a person or entity controlled by us as determined by our board of directors, or the receipt of equity securities from an entity that is primarily engaged or proposes to engage primarily in one or more businesses similar or complementary to businesses conducted by University of Phoenix Online, or if the disposition occurs when there are no shares of Apollo Education Group Class A common stock outstanding, we would receive the consideration from such transfer and holders of University of Phoenix Online common stock would continue to hold their stock. However, if substantially all of our assets, including the assets allocated to Apollo Education Group, are disposed of in a single transaction in exchange for the receipt of equity securities of an entity that is primarily engaged or proposes to engage primarily in one or more businesses similar or complementary to our businesses, then generally the equity securities would be distributed to all of our shareholders.

      Additionally, for purposes of the preceding discussion, the term “tax event” refers to the receipt by us of an opinion of a tax advisor of ours experienced in such matters, to the effect that, as a result of any amendment to, clarification of, or change in, the laws, or any regulations thereunder, of the U.S. or any political subdivision or taxing authority thereof or therein, including any announced proposed change by an administrative agency in such regulations, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, there is more than an insubstantial risk that for U.S. federal income tax purposes:

•	Any issuance of University of Phoenix Online common stock would be treated as a sale or other taxable disposition by us or any of our subsidiaries of any of the assets allocated to University of Phoenix Online;

•	We, our subsidiaries, or affiliates, or any of our successors or shareholders is or, at any time in the future, will be subject to tax by reason of the existence of shares of University of Phoenix Online common stock; or

•	Shares of Apollo Education Group Class A common stock, Apollo Education Group Class B common stock, or University of Phoenix Online common stock are not or, at any time in the future, will not be treated solely as our common stock.

For purposes of rendering such opinion, the tax advisor will assume that any administrative proposals will be adopted as proposed. However, in the event a change in law is proposed, the tax advisor will render an opinion only if the law is enacted.

      See Annex A to this prospectus “Illustration of Terms — Part II — Mandatory Dividend, Redemption, or Conversion of Common Stock” for an illustration of the three options available to us in connection with a hypothetical disposition of the assets allocated to University of Phoenix Online that is not an exempt disposition.

      In connection with any dividend on, or redemption of, shares of University of Phoenix Online common stock as described above, we will credit to Apollo Education Group, and charge against University of Phoenix Online, a corresponding amount in respect of Apollo Education Group’s retained interest in University of Phoenix Online. Specifically, the corresponding amount will equal the aggregate amount of the dividend or redemption proceeds multiplied by a fraction:

•	the numerator of which is the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online; and

•	the denominator of which is the number of shares of University of Phoenix Online common stock then outstanding.

In addition, in connection with any partial redemption of University of Phoenix Online common stock as described above, we will decrease the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online by the same proportion as the proportionate decrease in outstanding shares of University of Phoenix Online common stock caused by such redemption.

      At any time within one year of completing any dividend or partial redemption of the kind referred to in paragraph (1) or (2) above, we will have the right to convert shares of University of Phoenix Online common stock to shares of Apollo Education Group Class A common stock in a manner consistent with the conversion described in paragraph (3) above. In determining whether to effect any such conversion following such a dividend or partial redemption, we would, in addition to other matters, consider:

•	whether the remaining assets attributable to University of Phoenix Online continue to constitute a viable business;

•	the number of shares of University of Phoenix Online common stock remaining outstanding;

•	the per share market price of University of Phoenix Online common stock; and

•	the ongoing cost of continuing to have University of Phoenix Online common stock outstanding.

      There could be substantial benefits or detriments to the holders of University of Phoenix Online common stock depending on the payment alternative selected by us following a disposition of assets allocated to University of Phoenix Online and also depending on, among other factors including:

•	the relative amount and type of consideration received in any such disposition;

•	the tax basis of the assets disposed of;

•	the tax basis of the holders of University of Phoenix Online common stock; or

•	the market value of shares of University of Phoenix Online common stock and Apollo Education Group Class A common stock

      For example, if all or substantially all of the assets allocated to University of Phoenix Online are sold and the tax basis of such assets is low, the payment of a dividend with respect to, or the redemption of, University of Phoenix Online common stock would result in the holders of University of Phoenix Online common stock bearing all of the corporate taxes on that disposition while the conversion of University of Phoenix Online common stock to Apollo Education Group Class A common stock may result in that tax cost being shared by all of the holders of Apollo Education Group common stock to the extent that the market value of University of Phoenix Online common stock does not adjust to fully account for such taxes. Also, depending on the market values of University of Phoenix Online common stock and Apollo Education Group Class A common stock at the applicable time following the disposition, the determination to pay a dividend on, or redeem, shares of University of Phoenix Online common stock, as compared to converting shares of University of Phoenix Online common stock to shares of Apollo Education Group Class A common stock, will result in more or less value to the holders of such shares. In addition, depending on the tax basis of a shareholder in his or her shares of University of Phoenix Online common stock, among other factors, the tax consequences of a conversion of University of Phoenix Online common stock to Apollo Education Group Class A common stock, which generally would be tax-free under current law, might be more favorable than the tax consequences of a dividend or redemption of the University of Phoenix Online common stock, which generally would be taxable.

      Similar treatment would apply in connection with a disposition of 80% or more of the assets of the assets allocated to Apollo Education Group that is not an exempt disposition. In such case, we would either:

(1) declare and pay a dividend, subject to all applicable limitations on the payment of dividends, to holders of Apollo Education Group common stock, in cash, securities other than common stock, or other property, in an aggregate amount equal to the net proceeds of the disposition;

(2) redeem, subject to all applicable limitations on the redemption of stock, from the holders of Apollo Education Group Class A common stock, in exchange for an amount equal to the holders’ proportionate interest in the net proceeds of the disposition, all or a portion of the outstanding shares of Apollo Education Group Class A common stock; or

(3) convert shares of Apollo Education Group Class A common stock to shares of University of Phoenix Online common stock.

      For purposes of the immediately preceding discussion, the proportionate interest of holders of Apollo Education Group Class A common stock in the net proceeds of the disposition would equal the product of the net proceeds of the disposition, multiplied by a fraction:

•	the numerator of which is the number of shares of Apollo Education Group Class A common stock outstanding at the time of the disposition; and

•	the denominator of which is the number of shares of Apollo Education Group common stock outstanding at the time of the disposition.

Conversions of Stock at Our Option

      Conversion of University of Phoenix Online Common Stock Generally. Assuming that assets are available therefor, we will have the right, at any time, to convert outstanding shares of University of Phoenix Online common stock to shares of Apollo Education Group Class A common stock. The number of shares receivable by holders of University of Phoenix Online common stock upon any such conversion will be based on the average market value of University of Phoenix Online common stock compared to the average market value of Apollo Education Group Class A common stock during the 20 consecutive trading day period ending on, and including, the 5th trading day preceding the date of notice of such conversion.

      Additionally, a premium, payable in additional shares of Apollo Education Group Class A common stock, may be payable depending on the date of the conversion. The premium will be 25% if the conversion occurs during the first year after the issuance of University of Phoenix Online common stock; 20% if the conversion occurs during the second year after the issuance of University of Phoenix Online common stock; 15% if the conversion occurs during the third year after the issuance of University of Phoenix Online common stock; and 10% if the conversion occurs thereafter.

      However, no premium will be payable if the conversion occurs at any time after the aggregate market value of the outstanding University of Phoenix Online common stock shall have exceeded, for any 20 consecutive trading day period, 60% of the aggregate market value of the outstanding Apollo Education Group Class A common stock. Additionally, no premium will be payable if the conversion occurs after the occurrence of a tax event. The term “tax event” has the same meaning as set forth in the preceding section.

      See Annex A to this prospectus “Illustration of Terms” — Part III — “Optional Conversion of University of Phoenix Online Common Stock” for an illustration demonstrating the calculation of the number of shares issuable upon a conversion of shares of University of Phoenix Online common stock to shares of Apollo Education Group Class A common stock at our option.

      These conversion rights allow our board of directors the flexibility to recapitalize the three series of our common stock into two series of common stock that would, after such recapitalization, represent an equity interest in all the businesses of us and our subsidiaries. The optional conversion rights could be exercised at any time, if, for example, our board of directors determined, that under the facts and circumstances then existing, an equity structure consisting of three series of common stock and an allocation of our assets between University of Phoenix Online and Apollo Education Group were no longer in the best interests of our shareholders. Such conversion could be effected, however, at a time that is disadvantageous to holders of University of Phoenix Online common stock if, for example, either or both University of Phoenix Online common stock or Apollo Education Group Class A common stock may be considered overvalued or undervalued.

      The conversion rights incorporated into University of Phoenix Online common stock were designed to strike an appropriate balance between:

•	providing us with sufficient future flexibility; and

•	providing investors in University of Phoenix Online common stock with some degree of certainty that their stock would not be converted into Apollo Education Group Class A common stock in the near future without a premium.

      The terms that have been adopted regarding conversions of University of Phoenix Online common stock are similar to the terms of recent issuances of tracking stock and were derived by our board of directors in consultation with its financial and legal advisors.

      Conversion of University of Phoenix Online Common Stock to Stock of a Subsidiary of Ours. We will have the right, at any time, to convert University of Phoenix Online common stock to stock of a subsidiary of ours so long as:

•	all the assets and liabilities of University of Phoenix Online are held directly or indirectly by the subsidiary; and

•	no other assets are held directly or indirectly by such subsidiary.

      The shares of common stock of the subsidiary receivable by holders of University of Phoenix Online common stock in connection with such conversion of shares will possess voting rights with respect to the subsidiary that are generally comparable to the voting rights that University of Phoenix Online common stock has with respect to us and will represent the same proportionate interest in the equity of the subsidiary that the outstanding shares of University of Phoenix Online common stock are deemed to represent in the equity of University of Phoenix Online at the time of the conversion, taking into consideration for this purpose the retained interest of Apollo Education Group in University of Phoenix Online. The remaining shares of common stock of the subsidiary will either be retained by us or another subsidiary, or distributed to the holders of Apollo Education Group common stock, or a combination of the foregoing. If distributed to holders of Apollo Education Group common stock:

•	holders of Apollo Education Group Class A common stock will receive shares of the same series of subsidiary stock as the shares issued to holders of University of Phoenix Online common stock; and

•	holders of Apollo Education Group Class B common stock will receive shares of a separate series of common stock of the subsidiary that possess voting rights with respect to the subsidiary that are generally comparable to the voting rights that Apollo Education Group Class B common stock has with respect to us.

      Similar conversion rights will apply if all of the assets and liabilities of Apollo Education Group are held by one or more subsidiaries of ours. In this case, if the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online on the date of conversion is greater than zero, we will also issue a number of shares of University of Phoenix Online common stock on the date of the conversion equal to the then current number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online and deliver those shares to the holders of Apollo Education Group common stock or to the subsidiary.

      These conversion rights are intended to give us increased flexibility with respect to spinning off the assets allocated to University of Phoenix Online or Apollo Education Group to one or more of our wholly owned subsidiaries, and converting the common stock of either University of Phoenix Online or Apollo Education Group to common stock of such wholly owned subsidiaries.

  General Conversion Provisions

      In the event of any conversion as described above under “Mandatory Dividend, Redemption or Conversion of Common Stock,” and “Conversions of Stock at Our Option,” we will cause to be given to each holder of shares of University of Phoenix Online common stock to be so converted, a notice setting forth:

•	a statement that all, or, in the case of a conversion following a disposition, if applicable, a specified number, of outstanding shares of University of Phoenix Online common stock will be converted;

•	the conversion date, which, in the case of a conversion after a disposition, will not be more than 85 trading days following the consummation of such disposition;

•	the per share number of shares of Apollo Education Group Class A common stock to be received with respect to each share of University of Phoenix Online common stock to be converted, including details as to the calculation thereof;

•	the place or places where certificates for shares of University of Phoenix Online Common Stock to be converted, properly endorsed or assigned for transfer, unless we waive such requirement, are to be surrendered for delivery of certificates for shares of Apollo Education Group Class A common stock;

•	the number of outstanding shares of Apollo Education Group Class A common stock; and

•	a statement to the effect that, except as otherwise provided below, dividends on such shares of University of Phoenix Online common stock will cease to be paid as of such conversion date.

      Such notice will be sent by first-class mail, postage prepaid, to such holder at such holder’s address as the same appears on our transfer books or by such other methods as may be determined from time to time by our board of directors:

•	not more than 40 trading days following a disposition of 80% or more of the assets of either Apollo Education Group or University of Phoenix Online, and not less than 10 trading days before the conversion in the case of a conversion following any such disposition; and

•	not less than 10, nor more than 30, trading days before the conversion in the case of any other conversion.

      Neither the failure to mail any notice described above to any particular holder of shares of University of Phoenix Online common stock nor any defect therein would affect the sufficiency thereof with respect to any other holder of outstanding shares of University of Phoenix Online common stock, or the validity of any such conversion.

      We will not be required to issue or deliver fractional shares of any capital stock or of any other securities to any holder of University of Phoenix Online common stock upon any conversion or other distribution described above. If more than one share of University of Phoenix Online common stock is held at the same time by the same holder, we may aggregate the number of shares of any capital stock that is issuable or any other securities or property that are distributable to such holder upon any such conversion or other distribution, including any fractions of shares. If the number of shares of any capital stock or the amount of securities remaining to be issued or distributed to any holder of University of Phoenix Online common stock is a fraction, we will, if such fractional shares are not issued or distributed to such holder, pay a cash adjustment in respect of such fractional share in an amount equal to the fair value of such fractional share on the fifth trading day prior to the date such payment is to be made, without interest.

      No adjustments in respect of dividends will be made upon the conversion of any shares of University of Phoenix Online common stock. However, if such shares are converted by us after the record date for determining holders of University of Phoenix Online common stock entitled to any dividend or distribution thereon, such dividend or distribution will be payable to the holders of such shares at the close of business on such record date notwithstanding such conversion, in each case without interest.

      Before any holder of University of Phoenix Online common stock will be entitled to receive certificates representing shares of any capital stock, cash, and/or other securities or property to be distributed to such holder with respect to any conversion of shares of University of Phoenix Online common stock, such holder is required to surrender at such place as we specify, certificates for shares of University of Phoenix Online common stock, properly endorsed or assigned for transfer, unless we waive such requirement. As soon as practicable after our receipt of certificates for such shares of University of Phoenix Online common stock, we will deliver to the person for whose account such shares were so surrendered, or to the nominee or nominees of such person, certificates representing the number of whole shares of the kind of capital stock, cash, and/or other securities or property to which such person was entitled, together with any fractional payment referred to below, in each case without interest.

      From and after any conversion of shares of University of Phoenix Online common stock, all rights of a holder of shares of University of Phoenix Online common stock that were converted will cease, except for the right, upon surrender of the certificates representing such shares of University of Phoenix Online common stock, to receive certificates representing shares of the kind and amount of capital stock, cash, and/or other securities or property for which such shares were converted, together with any fractional payment or rights to dividends as provided above, in each case without interest. No holder of a certificate that immediately prior to the conversion of University of Phoenix Online common stock represented shares of University of Phoenix Online common stock will be entitled to receive any dividend or other distribution with respect to shares of any kind of capital stock into or in exchange for which shares of such common stock were converted until surrender of such holder’s certificate in exchange for a certificate or certificates representing shares of such kind of capital stock. Upon such surrender, there will be paid to the holder the amount of any dividends or other distributions, without interest, which theretofore became payable with respect to a record date occurring after the conversion, but which were not paid by reason of the foregoing, with respect to the number of whole shares of the kind of capital stock represented by the certificate or certificates issued upon such surrender. From and after a conversion, we will, however, be entitled to treat the certificates for University of Phoenix Online common stock that have not yet been surrendered for conversion as evidencing the ownership of the number of whole shares of the kind of capital stock for which the shares of University of Phoenix Online Common Stock represented by such certificates should have been converted, notwithstanding the failure to surrender such certificates.

      We will pay any and all documentary, stamp, or similar issue or transfer taxes that may be payable in respect of the issuance or delivery of any shares of capital stock and/or other securities on conversion of shares of University of Phoenix Online common stock pursuant hereto. We will not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issuance or delivery of any shares of capital stock and/or other securities in a name other than that in which the shares of University of Phoenix Online common stock so converted were registered, and no such issuance or delivery would be made unless and until the person requesting such issuance or delivery paid to Apollo Group, Inc. the amount of any such tax, or established to the satisfaction of our board of directors that such tax had been paid.

  Voting Rights

      Holders of University of Phoenix Online common stock and Apollo Education Group Class A common stock are not entitled to vote, unless a separate class vote is required by applicable law, in which case, each share is entitled to one vote.

      Holders of Apollo Education Group Class B common stock vote on all matters as to which common shareholders generally are entitled to vote. On all such matters for which no separate vote is required, each outstanding share of Apollo Education Group Class B common stock entitles the holder to one vote.

      The Arizona general corporation law requires a separate vote of holders of shares of common stock of any class on any amendment to the articles of incorporation if the amendment would alter or change the powers, preferences, or special rights of the shares of such class.

  Liquidation

      In the event of the dissolution or liquidation and winding-up of us, whether voluntary or involuntary, holders of Apollo Education Group common stock and University of Phoenix Online common stock will be entitled to receive their proportionate interest in our assets, if any, remaining for distribution to shareholders after

•	payment of, or provision for, all of our liabilities, including contingent liabilities; and

•	payment of the liquidation preference payable to holders of our outstanding preferred stock, if any.

      Such assets will be distributed to the holders of Apollo Education Group common stock and University of Phoenix Online common stock on a per share basis in proportion to the liquidation units per share of each series of common stock. For this purpose, each share of Apollo Education Group common stock will have one liquidation unit. Each share of University of Phoenix Online common stock will have a number of liquidation units, which may be a fraction of one liquidation unit, equal to the average market value of one share of University of Phoenix Online common stock during the 20 consecutive trading day period ending on, and including, the 5th trading day before the date of the first public announcement of:

•	a voluntary dissolution, liquidation, or winding-up of us; or

•	the institution of any proceeding for the involuntary liquidation, dissolution, or winding-up of us;

divided by the average market value of one share of Apollo Education Group Class A common stock during such 20 trading day period.

      Thus, the liquidation rights of the holders of the Apollo Education Group common stock and University of Phoenix Online common stock may not bear any relationship to the respective values of the assets allocated to the Apollo Education Group and University of Phoenix Online. However, the liquidation rights of the holders of Apollo Education Group common stock and University of Phoenix Online common stock will bear a relationship to the respective market values of the respective shares at the time of the liquidation. No holder of Apollo Education Group common stock will have any special right to receive specific assets attributable to Apollo Education Group and no holder of University of Phoenix Online common stock will have any special right to receive specific assets attributable to University of Phoenix Online.

      Neither of the following events would be alone be deemed a dissolution, liquidation, or winding-up of us for purposes of the liquidation provisions discussed above:

•	the merger or consolidation of us into or with any other corporation;

•	the merger or consolidation of any other corporation into or with us; or

•	any sale, transfer, or lease of all or any part of our assets.

      Like other tracking stock, the liquidation provisions for University of Phoenix Online common stock and Apollo Education Group common stock do not provide shareholders with proceeds based directly on the value of the underlying assets and liabilities of each. However, because the relative market value of Apollo Education Group Class A common stock and University of Phoenix Online common stock of stock may represent the best indirect proxy for the respective value of Apollo Education Group and University of Phoenix Online, the value realized by holders of Apollo Education Group common stock and University of Phoenix Online common stock upon our liquidation may approximate the value such holders would realize if liquidation were based on the market value of the underlying assets. These liquidation provisions were adopted for a variety of reasons including:

•	providing consistency with other tracking stock transactions;

•	easing the administrative burden of allocating proceeds upon liquidation; and

•	helping to ensure that the series of tracking stock are treated as our capital stock for tax purposes under current law.

  Apollo Education Group’s Retained Interest in University of Phoenix Online

      In this prospectus, we call the proportional interest in University of Phoenix Online intended to be represented at any time by the outstanding shares of University of Phoenix Online common stock the “Outstanding Interest Fraction” and we call the remaining proportional interest in University of Phoenix Online intended to be represented at any time by Apollo Education Group’s retained interest in University of Phoenix Online the “Retained Interest Fraction.”

      At any time, the Outstanding Interest Fraction in respect of University of Phoenix Online equals the number of shares of University of Phoenix Online common stock outstanding, divided by the sum of the number of shares of University of Phoenix Online common stock outstanding and the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online.

      The Outstanding Interest Fraction in respect of University of Phoenix Online can also be expressed as follows:

Number of Shares of University of Phoenix Online Common Stock Outstanding

Number of Shares of University of Phoenix Online Common Stock Outstanding +

Number of Shares Issuable with Respect to Apollo Education Group’s Retained Interest in University of Phoenix Online

      At any time, the Retained Interest Fraction in respect of University of Phoenix Online equals the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online, divided by the sum of the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online and the number of shares of University of Phoenix Online common stock outstanding.

      The Retained Interest Fraction in respect of University of Phoenix Online can also be expressed as follows:

Number of Shares Issuable with Respect to Apollo Education Group’s Retained Interest in University of Phoenix Online

Number of Shares Issuable with Respect to Apollo Education Group’s Retained Interest in University of Phoenix Online +
Number of Shares of University of Phoenix Online Common Stock Outstanding

      For purposes hereof, the number of shares issuable with respect to Apollo Education Group’s interest in University of Phoenix Online refers to the number of shares of University of Phoenix Online common stock that would be issued if the interest of Apollo Education Group in University of Phoenix Online were reflected in outstanding shares of University of Phoenix Online common stock.

      The sum of the Retained Interest Fraction and the Outstanding Interest Fraction will always equal 100%. Prior to this offering, the Retained Interest Fraction was 100% and the Outstanding Interest Fraction in respect of us was 0%.

      Attribution of Issuances of Common Stock. Whenever our board of directors decides to issue shares of University of Phoenix Online common stock, it will determine, in its sole discretion, whether to attribute that issuance, and the proceeds thereof, to Apollo Education Group in respect of its retained interest in University of Phoenix Online, in a manner similar to a secondary offering of common stock of a subsidiary owned by a corporate parent, or to University of Phoenix Online, in a manner similar to a primary offering of common stock. If we issue any shares of University of Phoenix Online common stock and attribute that issuance, and the proceeds thereof to Apollo Education Group in respect of Apollo Education Group’s retained interest in University of Phoenix Online, then:

•	the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online would be decreased by the number of shares so issued;

•	the number of outstanding shares of University of Phoenix Online common stock would be increased by the same amount;

•	the Retained Interest Fraction would be decreased; and

•	the Outstanding Interest Fraction would be correspondingly increased.

If our board of directors instead attributes that issuance, and the proceeds thereof, to University of Phoenix Online, then:

•	the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online would remain unchanged;

•	the number of outstanding shares of University of Phoenix Online common stock would be increased by the number of shares so issued;

•	the Retained Interest Fraction would be decreased; and

•	the Outstanding Interest Fraction would be correspondingly increased.

      We are hereby offering to the public, for cash, 5,000,000 shares of University of Phoenix Online common stock. Our board of directors has designated 47,500,000 as the initial number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online. Assuming we complete the sale of all 5,000,000 shares, our board of directors will attribute all of the net proceeds to the equity of University of Phoenix Online. The issuance will have no effect on the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online. Thus, assuming all 5,000,000 shares of University of Phoenix Online common stock offered hereby are sold, and assuming no exercise of the underwriters’ over-allotment option:

•	there would be 5,000,000 shares of University of Phoenix Online common stock outstanding;

•	the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online would remain the same;

•	the Outstanding Interest Fraction would be approximately 9.5% (determined by dividing 5,000,000 by 52,500,000); and

•	the Retained Interest Fraction would be approximately 90.5% (determined by dividing 47,500,000 by 52,500,000).

      Issuances of University of Phoenix Online Common Stock as Distributions. We reserve the right to issue shares of University of Phoenix Online common stock as a distribution on Apollo Education Group common stock, although currently we do not intend to do so. If we did so, our board of directors would generally attribute that distribution to Apollo Education Group in respect of Apollo Education Group’s retained interest in University of Phoenix Online. As a result:

•	the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online would be decreased by the number of shares so distributed;

•	the number of outstanding shares of University of Phoenix Online common stock would be increased by the same amount;

•	the Retained Interest Fraction would be decreased; and

•	the Outstanding Interest Fraction would be correspondingly increased.

      If instead we issue shares of University of Phoenix Online common stock as a distribution on University of Phoenix Online common stock, our board of directors would generally attribute that distribution to University of Phoenix Online, in which case we would proportionately increase the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online. As a result:

•	the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online would be increased by the same percentage as the number of outstanding shares of University of Phoenix Online common stock is increased; and

•	the Retained Interest Fraction and Outstanding Interest Fraction would remain unchanged.

      Repurchases Of University of Phoenix Online Common Stock. If we decide to repurchase shares of University of Phoenix Online common stock, our board of directors would determine whether to attribute that repurchase, and the cost thereof, to Apollo Education Group, in a manner similar to a purchase of common stock of a subsidiary by a corporate parent, or to University of Phoenix Online, in a manner similar to an issuer repurchase. If we repurchase shares of University of Phoenix Online common stock and our board of directors attributes that repurchase, and the cost thereof, to Apollo Education Group, then:

•	the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online would be increased by the number of shares so purchased;

•	the number of outstanding shares of University of Phoenix Online common stock would be decreased by the same amount;

•	the Retained Interest Fraction would be increased; and

•	the Outstanding Interest Fraction would be correspondingly decreased.

      If our board of directors instead attributes that repurchase, and the cost thereof, to University of Phoenix Online, then:

•	the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online would remain unchanged;

•	the number of outstanding shares of University of Phoenix Online common stock would be decreased by the number of shares so repurchased;

•	the Retained Interest Fraction would be increased; and

•	the Outstanding Interest Fraction would be correspondingly decreased.

      Transfers of Assets Between Apollo Education Group and University of Phoenix Online. Our board of directors may, in its sole discretion, determine to transfer assets previously allocated to University of Phoenix Online to Apollo Education Group in return for a decrease in Apollo Education Group’s retained interest in University of Phoenix Online, in a manner analogous to a return of capital, or to transfer assets previously allocated to Apollo Education Group to University of Phoenix Online in return for an increase in Apollo Education Group’s retained interest in University of Phoenix Online, in a manner analogous to a capital contribution.

      If our board of directors determines to transfer assets previously allocated to University of Phoenix Online to Apollo Education Group in return for a decrease in Apollo Education Group’s retained interest in University of Phoenix Online, then:

•	the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online would be decreased by an amount equal to the value of such assets divided by the market value of a share of University of Phoenix Online common stock on the day of transfer;

•	the number of outstanding shares of University of Phoenix Online common stock would remain unchanged;

•	the Retained Interest Fraction would be decreased; and

•	the Outstanding Interest Fraction would be correspondingly increased.

      If instead our board of directors determines to transfer assets previously allocated to Apollo Education Group to University of Phoenix Online in return for an increase in Apollo Education Group’s retained interest in University of Phoenix Online, then:

•	the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online would be increased by an amount equal to the value of such assets divided by the market value of a share of University of Phoenix Online common stock on the day of transfer;

•	the number of outstanding shares of University of Phoenix Online common stock would remain unchanged;

•	the Retained Interest Fraction would be increased; and

•	the Outstanding Interest Fraction would be correspondingly decreased.

      Our board of directors may not attribute issuances of University of Phoenix Online common stock to Apollo Education Group, transfer assets allocated to University of Phoenix Online to Apollo Education Group in return for a decrease in its retained interest in University of Phoenix Online, or take any other action if, by doing so, it would cause the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online to decrease below zero.

      For illustrations showing how to calculate the Retained Interest Fraction, the Outstanding Interest Fraction, the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online, and the number of notional shares of University of Phoenix Online common stock deemed outstanding after giving effect to hypothetical dividends, issuances, repurchases and transfers, see Annex A to this prospectus “Illustration of Terms — Part I — Apollo Education Group’s Retained Interest in University of Phoenix Online.”

Effectiveness of Certain Terms

      The provisions described above under “Dividends,” “Mandatory Dividend, Redemption, or Conversion of Common Stock,” “Conversions of Stock at our Option,” and “Liquidation” apply only when there are shares of Apollo Education Group Class A common stock and University of Phoenix Online common stock outstanding.

Preferred Stock

      Our board of directors has the authority, without further action by our shareholders, to issue from time to time up to 1,000,000 shares of preferred stock in one or more classes or series and to fix the number of shares, designations, voting powers, preferences, optional, and other rights and the restrictions or qualifications thereof.

Determinations By The Board

      Our amended and restated articles of incorporation provide that, subject to applicable law, any determinations made by our board of directors in good faith under the amended and restated articles of incorporation are final and binding on all of our shareholders.

Preemptive Rights

      Holders of Apollo Education Group common stock and University of Phoenix Online common stock will not have any preemptive rights to subscribe for any additional shares of capital stock or securities that we may issue in the future.

Limitations on Potential Unsolicited Acquisitions; Anti-Takeover Considerations

      If Apollo Education Group or University of Phoenix Online were separate independent companies, any person interested in acquiring either entity without negotiating with management could seek control of that entity by obtaining control of its outstanding voting stock by means of a tender offer or proxy contest. Although Apollo Education Group common stock and University of Phoenix Online common stock are intended to track the separate performance of Apollo Education Group and University of Phoenix Online, a person interested in acquiring only one without negotiation with our management could obtain control only by obtaining control of our outstanding voting stock.

      The existence of a “tracking” stock could present complexities and could pose obstacles, financial and otherwise, to an acquiring person. The existence of a “tracking” stock could prevent shareholders from profiting from an increase in the market value of their shares as a result of a change in control of us by delaying or preventing such a change in control.

      Because voting power is controlled by the Apollo Education Group Class B common stock which is controlled by our current management, an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, is rendered more difficult and protects the continuity of our management.

Effects of Arizona Law

  Business Combinations

      Under Arizona law, any person who acquires 10% or more of the voting power of the common stock of a corporation is considered an “interested shareholder.” For a period of three years after an acquisition, business combinations between us and the interested shareholder are prohibited, unless prior to the acquisition of the common stock by the interested shareholder, a committee of “disinterested” directors approves the acquisition of the common stock or the business combination. After the three-year period, only the following three types of business combinations between us and the interested shareholder are permitted:

•	a business combination approved by our board of directors before the acquisition of common stock by the interested shareholder;

•	a business combination approved by holders of a majority of the common stock not owned by the interested shareholder; and

•	a business combination which meets conditions relating to price and form of consideration.

  Control Share Acquisitions

      Under Arizona law, a party acquiring any class of our common stock may lose the right to vote some or all of those shares if the acquisition results in that party holding greater than 20%, 33%, or 50% of the outstanding common stock of that class. An acquiring party can avoid losing the right to vote these shares if the right to vote is approved by a majority of the disinterested shareholders. If approval of the right to vote shares is obtained at one of the specified levels, additional shareholder approvals are required when a shareholder seeks to acquire the power to vote shares at the next level.

      Unless otherwise provided in our amended and restated articles of incorporation or bylaws, we may call for redemption of all but not less than all of the acquiring party’s common stock at a redemption price equal to the market value of the shares at the time the call for redemption is given if either:

•	the acquiring person fails to deliver written information to us by the tenth day after crossing any of the specified levels above; or

•	the shareholders vote not to accord voting rights to such shares.

  Limitation on Share Repurchases

      Under Arizona law, we may not purchase or agree to purchase any shares from a beneficial owner of more than 5% of the voting power of our common stock for more than the “average market price” of the shares if the shares have been owned by the beneficial owner for less than three years unless either:

•	the purchase or agreement to purchase is approved by shareholders holding a majority of the disinterested voting common stock; or

•	we make an offer, of at least equal value per share, to all holders of our voting common stock, and to all holders of any class into which its voting common stock may be converted.

Indemnification and Limitation of Liability

      Our amended and restated articles of incorporation limit the personal liability of directors, to us or its shareholders, for monetary damages for breach of their fiduciary duty as a director except to the extent such limitation of liability is not permitted under Arizona law. Arizona law provides that the liability of a director may not be eliminated or limited for:

•	transactions in which a director receives a financial benefit to which the director is not entitled;

•	an intentional infliction of harm on the corporation or the shareholders;

•	liability for unlawful distributions in violation of Arizona law or the articles of incorporation; or

•	an intentional violation of criminal law.

In addition, our bylaws provide that we may indemnify any and all of our directors and officers, or former directors and officers, to the fullest extent permitted by law or by the amended and restated articles of incorporation against claims and liabilities to which such persons may become subject. Arizona law generally provides that indemnification is permissible only when the director or officer acted in good faith and in a manner reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Subject to that standard of care, indemnification is mandatory under Arizona law for “outside directors” as defined under Arizona law. Indemnification of directors is precluded in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director’s official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

Transfer Agent and Registrar

      First Chicago Trust Corporation of New York, a division of Equiserve, is the registrar and transfer agent for Apollo Education Group Class A common stock and University of Phoenix Online common stock.

CASH MANAGEMENT AND ALLOCATION POLICIES

      The financial statements of University of Phoenix Online reflect the application of cash management and allocation policies adopted by our board of directors. Our board of directors may, in its sole discretion, at any time, modify, rescind, or add to any of these policies, although it has no present intention to do so. The decision of our board of directors to modify, rescind, or add to any of these policies would, however, be subject to its general fiduciary duties. These policies are summarized below.

Treasury Activities

      We manage treasury activities on a centralized, consolidated basis. These activities include the investment of surplus cash and the issuance and repurchase of common stock. University of Phoenix Online does not maintain a bank account; rather, all of its cash receipts and cash disbursements are processed by us on University of Phoenix Online’s behalf. Currently, we settle such amounts with University of Phoenix Online via the funds allocated to/from Apollo Education Group component of divisional net worth.

      In the historical financial statements of us and University of Phoenix Online:

•	all external debt and equity transactions, and the proceeds thereof, were attributed to Apollo Education Group;

•	whenever University of Phoenix Online generated cash from operations, that cash was deemed transferred to Apollo Education Group and accounted for as a return of capital — i.e., as a reduction in University of Phoenix Online’s divisional equity and Apollo Education Group’s retained interest in University of Phoenix Online; and

•	whenever University of Phoenix Online had a cash need, that cash need was funded by Apollo Education Group and accounted for as a capital contribution — i.e., as an increase in University of Phoenix Online’s divisional equity and Apollo Education Group’s retained interest in University of Phoenix Online.

      We intend to continue those practices until University of Phoenix Online common stock is first issued. To date, the operations of University of Phoenix Online have been funded from available cash, and we have not incurred any indebtedness to finance the operations of University of Phoenix Online. Transfers of cash between University of Phoenix Online and Apollo Education Group have been accounted for either as a return of capital to, or a capital contribution by, Apollo Education Group rather than as revolving credit advances or long-term loans. Accordingly, no interest expense has been or will be reflected in the financial statements of University of Phoenix Online for any period prior to the date that University of Phoenix Online common stock is first issued. Additionally, no interest expense attributable to any transfers of cash from University of Phoenix Online to Apollo Education Group has been or will be reflected in the financial statements of Apollo Education Group for any period prior to the date that University of Phoenix Online common stock is first issued.

      After the date on which University of Phoenix Online common stock is first issued, the following additional policies will apply:

(1) Our board of directors will attribute each future issuance of external debt or preferred stock, and the proceeds thereof, to Apollo Education Group, unless it determines otherwise. Our board of directors may, but is not required to, attribute an incurrence or issuance of debt or preferred stock, and the proceeds thereof, to University of Phoenix Online to the extent that we incur or issue the debt or preferred stock for the benefit of University of Phoenix Online.

(2) Our board of directors will attribute each future issuance of Apollo Education Group common stock, and the proceeds thereof, to Apollo Education Group. It may attribute any future issuance of University of Phoenix Online common stock, and the proceeds thereof, to Apollo Education Group’s retained interest in University of Phoenix Online, in a manner similar to a secondary offering of common stock of a subsidiary owned by a corporate parent, or to University of Phoenix Online, in a manner similar to a primary offering of common stock. For illustrations of the impact of issuances of University of Phoenix Online common stock and attribution of such issuances either to Apollo Education Group or University of Phoenix Online, see Annex A to this prospectus, “Illustration of Terms — Part I — Additional Offerings of University of Phoenix Online Common Stock.”

(3) Dividends on Apollo Education Group common stock will generally be charged against Apollo Education Group and dividends on University of Phoenix Online common stock will generally be charged against University of Phoenix Online. In addition, at the time of any dividend on University of Phoenix Online common stock, excluding dividends payable in shares of University of Phoenix Online common stock, our board of directors will, unless the dividend is charged against Apollo Education Group, credit to Apollo Education Group, and charge against University of Phoenix Online, a corresponding amount in respect of Apollo Education Group’s retained interest in University of Phoenix Online. Specifically, the corresponding amount will equal the aggregate amount of the dividend multiplied by a fraction:

•	the numerator of which will be the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online; and

•	the denominator of which will be the number of shares of University of Phoenix Online common stock outstanding.

For illustrations of the effect of dividends on Apollo Education Group common stock or University of Phoenix Online common stock payable in the form of shares of University of Phoenix Online common stock, see Annex A to this prospectus, “Illustration of Terms — Part I — University of Phoenix Online Stock Dividends.”

(4) Repurchases of Apollo Education Group common stock will generally be attributed to Apollo Education Group. Repurchases of University of Phoenix Online common stock may be attributed to Apollo Education Group, in a manner similar to a purchase of common stock of a corporate subsidiary by a corporate parent, or University of Phoenix Online, in a manner similar to an issuer repurchase, as determined by our board of directors. For illustrations of the impact of repurchases of University of Phoenix Online common stock and attribution of such repurchases either to Apollo Education Group or University of Phoenix Online, see Annex A to this prospectus, “Illustration of Terms — Part I — Repurchases of University of Phoenix Online Common Stock.”

(5) Whenever University of Phoenix Online holds cash, University of Phoenix Online generally will transfer that cash to Apollo Education Group. Conversely, whenever University of Phoenix Online has a cash need, Apollo Education Group generally will fund that cash need. However, our board of directors will determine, in its sole discretion, whether to provide any particular funds to either Apollo Education Group or University of Phoenix Online, but will not be obligated to do so.

(6) Cash transfers between Apollo Education Group and University of Phoenix Online, other than transfers in return for assets or services rendered or transfers in respect of Apollo Education Group’s retained interest in University of Phoenix Online that correspond to dividends paid on University of Phoenix Online common stock, will generally be accounted for as a revolving credit advance unless:

•	Our board of directors determines that a given transfer, or type of transfer, should be accounted for as a long-term loan;

•	Our board of directors determines that a given transfer, or type of transfer, should be accounted for as a capital contribution increasing Apollo Education Group’s retained interest in University of Phoenix Online; or

•	Our board of directors determines that a given transfer, or type of transfer, should be accounted for as a return of capital reducing Apollo Education Group’s retained interest in University of Phoenix Online.

      There are no specific criteria to determine when our board of directors will account for a cash transfer as a long-term loan, a capital contribution, or a return of capital rather than a revolving credit advance. Our board of directors would make such a determination in the exercise of its business judgment at the time of the transfer. Factors that our board of directors will consider include:

•	the relative current and projected capital structure of each of University of Phoenix Online and Apollo Education Group;

•	the relative levels of internally generated funds of each of University of Phoenix Online and Apollo Education Group;

•	the financing needs and objectives of the recipient;

•	the investment objectives of the transferor; and

•	the availability, cost, and time associated with alternative financing sources, and prevailing interest rates and general economic conditions.

(7) Any cash transfer accounted for as a revolving credit advance generally will not bear interest unless our board of directors determines to the contrary. If our board of directors determines to charge interest on a revolving credit advance, the financial statements of University of Phoenix Online will not be comparable for periods prior to and after charging interest on such credit advances. If interest is charged on an inter-group revolving credit advance, it will generally be at a rate of interest which we would pay at that time to borrow funds corresponding to the amount of the advance; however, our board of directors will have the discretion, including particularly in the situation in which the revolving credit advance is from University of Phoenix Online to Apollo Education Group at a time when Apollo Education Group otherwise has sufficient cash for its operations, to set the rate of interest on any revolving credit advance at any point in the range between (x) the rate of interest we would earn at that time on a short-term investment of funds corresponding to the amount of the advance and (y) the rate of interest we would pay at that time to borrow funds corresponding to the amount of the advance. Any cash transfer accounted for as a long-term loan will have such interest rate, amortization, maturity, redemption, and other terms that generally reflect the then-prevailing terms on which we could borrow such funds, as determined by our board of directors unless it determines otherwise.

We currently expect that following this offering, the difference between (a) the net proceeds of such offering and (b) outlays attributable to University of Phoenix Online following the offering will be accounted for as a revolving credit advance from University of Phoenix Online to Apollo Education Group requiring the reflection of interest expense by Apollo Education Group to University of Phoenix Online at the rate of interest determined by our board of directors at any point in the range between (x) the rate of interest we would earn at that time on a short-term investment of funds corresponding to the amount of the deemed advance and (y) the rate of interest we would pay at that time to borrow funds corresponding to the amount of the deemed advance.

(8) Any transfer of cash or other assets previously allocated to Apollo Education Group from Apollo Education Group to University of Phoenix Online, or for the account of University of Phoenix Online, accounted for as a capital contribution will correspondingly increase the divisional equity of University of Phoenix Online and Apollo Education Group’s retained interest in University of Phoenix Online. As a result, the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online will increase by the amount of such capital contribution divided by the market value of University of Phoenix Online common stock on the date of transfer. See Annex A to this prospectus, “Illustration of Terms — Part I — Transfers of Assets between Apollo Education Group and University of Phoenix Online.”

(9) Any transfer of cash or other assets previously allocated to University of Phoenix Online from University of Phoenix Online to Apollo Education Group, or for Apollo Education Group’s account, accounted for as a return of capital will correspondingly decrease the divisional equity of University of Phoenix Online and Apollo Education Group’s retained interest in University of Phoenix Online. As a result, the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online will decrease by the amount of such return of capital divided by the market value of University of Phoenix Online common stock on the date of transfer. See Annex A to this prospectus, “Illustration of Terms — Part I — Transfers of Assets between Apollo Education Group and University of Phoenix Online.”

Corporate Expenses

      Our board of directors allocates the cost of corporate services, including legal, accounting, corporate office and centralized student services, between University of Phoenix Online and Apollo Education Group. Amounts allocated to University of Phoenix Online are based primarily on the relationship of its revenues to those of us and the University of Phoenix, Inc. The amounts allocated to Apollo Education Group represent our consolidated amounts less the amounts allocated to University of Phoenix Online. Our management believes that these allocations are reasonable. These policies governing corporate expenses have not been modified for any of the years reflected in the financial statements included in this prospectus.

Income Taxes

      Apollo Education Group’s and University of Phoenix’s results are included in our consolidated federal income tax return. State income taxes are generally based on the apportioned taxable income or loss of us and our subsidiaries.

      In order to prepare separate company financial statements, we allocate our consolidated income tax provision between University of Phoenix Online and Apollo Education Group. University of Phoenix’s provision for income tax is calculated on a separate company basis with the related current and deferred tax assets and liabilities settled through the divisional equity (deficit) account at the end of each period. Apollo Education Group’s combined provision for income taxes represents our consolidated provision for income taxes less University of Phoenix’s provision for income taxes.

License Fee

      We charge University of Phoenix Online a license fee equal to 4% of University of Phoenix’s net revenues for the use of curriculum, trademarks, and copyrights owned by us and our subsidiaries.

Corporate Opportunities

      Our board of directors will allocate any business opportunities and operations, any acquired assets and businesses, and any assumed liabilities between Apollo Education Group and University of Phoenix Online, in whole or in part, as it considers to be in the best interests of us and our shareholders as a whole. Any such allocation will involve the consideration of a number of factors deemed relevant, including, without limitation:

•	whether the business opportunity or operation, the acquired asset or business, or the assumed liability is principally within the then existing scope of business of Apollo Education Group or University of Phoenix Online; and

•	whether Apollo Education Group or University of Phoenix Online is better positioned to undertake or have allocated to it such business opportunity or operation, acquired asset or business, or assumed liability.

      Any such allocation will be made by our board of directors in accordance with its business judgment or in accordance with such procedures, if any adopted by it to insure that such decisions will be made in the best interests of us and our shareholders as a whole.

TAX CONSIDERATIONS

Material U.S. Federal Tax Considerations

      The following discussion is a summary of material U.S. federal income tax considerations relevant to an investment in University of Phoenix Online common stock. This discussion is based on the provisions of the Code, Treasury Department regulations, published positions of the Internal Revenue Service, and court decisions now in effect, all of which are subject to change, possibly with retroactive effect. In particular, Congress could enact legislation affecting the treatment of stock with characteristics similar to University of Phoenix Online common stock. Additionally, the Treasury Department could issue regulations or other guidance that change current law, including, without limitation, regulations issued under the broad grant of authority under Section 337(d) of the Code, that affect the treatment of tracking stock, including University of Phoenix Online common stock.

      This discussion addresses only those of you who would hold University of Phoenix Online common stock as a capital asset and did not acquire your shares in a compensatory transaction, including the exercise of warrants and employee stock options. We have included this discussion for general information only. It does not discuss all aspects of U.S. federal income taxation that may be relevant to you in light of your particular tax circumstances or all future transactions that may be undertaken with respect to University of Phoenix Online common stock. This discussion does not apply to you if you are subject to special treatment under the U.S. federal income tax laws, including, without limitation, if you are a tax-exempt organization, an S corporation or other pass-through entity, a mutual fund, a small business investment company, a regulated investment company, an insurance company, a financial institution, a dealer in securities or currencies, a person holding University of Phoenix Online common stock as part of a hedging, integrated or conversion transaction, constructive sale or straddle, a trader in securities, a person that has elected mark-to-market accounting for your securities, or a person whose “functional currency” is not the U.S. dollar.

      Because U.S. tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you in light of your particular situation, including the tax consequences to you in the event of a redemption of University of Phoenix Online common stock. In addition, the discussion below does not address matters of state, local or foreign tax law or all future transactions that may be undertaken with respect to University of Phoenix Online common stock. Accordingly, you are advised to consult your own tax advisor as to the U.S. federal, state, local and other tax consequences of investing in University of Phoenix Online common stock.

  Treatment of University of Phoenix Online Common Stock — General

      In the opinion of PricewaterhouseCoopers LLP, our “Tax Advisors,” University of Phoenix Online common stock will be treated as common stock of Apollo Group, Inc. for U.S. federal income tax purposes. Accordingly, in the opinion of our Tax Advisors, neither us nor you will recognize any income, gain, or loss for U.S. federal income tax purposes as a result of the issuance of University of Phoenix Online common stock. Additionally, under current law, the purchase, ownership, and disposition of University of Phoenix Online common stock will be treated in the same manner as the purchase, ownership, and disposition of Apollo Education Group common stock.

  No Internal Revenue Service Ruling

      No ruling will be sought from the Internal Revenue Service. The Internal Revenue Service has announced that it will not issue any advance rulings on the classification of an instrument that has certain voting and liquidation rights in an issuing corporation but whose dividend rights are determined by reference to the earnings of a segregated portion of the issuing corporation’s assets, including assets held by a subsidiary. In addition, there are no court decisions or other authorities bearing directly on the classification of instruments with characteristics similar to those of University of Phoenix Online common stock. Therefore, the treatment of tracking stock such as University of Phoenix Online common stock is subject to some uncertainty under current law.

      It is possible that the Internal Revenue Service could assert successfully that the issuance of University of Phoenix Online common stock as well as a subsequent conversion or exchange of University of Phoenix Online common stock could be taxable to you and to us. Once again, you should consult your own tax advisor.

  Clinton Administration Proposals

      The Clinton administration’s budget proposals released on February 7, 2000, would, if enacted, require the recognition of taxable income by shareholders upon the receipt of tracking stock in a distribution made by a corporation with respect to its stock and tracking stock received in exchange for other stock in the issuing corporation, and give the Treasury Department the authority to treat tracking stock as nonstock or as stock of another entity, as appropriate. The Treasury Department’s explanation expresses the view that the use of tracking stock “is outside the contemplation of” various provisions of the Code and that “no inference regarding the tax treatment of [such stock] under current law is intended by [the] proposal.” As proposed, the provisions would be effective for tracking stock issued on or after the date of enactment by Congress.

      The February 7, 2000 proposal regarding tracking stock is similar to a proposal made by the Clinton administration in February, 1999. Tax legislation enacted by Congress subsequent to the Clinton Administration’s 1999 proposal did not include any provisions corresponding to the proposals. However, we cannot predict whether either of the Clinton Administration proposals will be enacted by Congress and, if enacted, whether they will be in the form proposed.

      If either of the Clinton Administration proposals or a similar proposal is enacted, then we could be subject to tax on an issuance of University of Phoenix Online common stock issued on or after the date of enactment and you could be subject to tax on conversion of University of Phoenix Online common stock issued on or after the date of enactment.

  Conversions of Stock

      We have the right, at any time, to convert outstanding shares of University of Phoenix Online common stock to shares of Apollo Education Group Class A common stock, including, in some cases, at a premium. Under current law, assuming that University of Phoenix Online common stock is common stock of Apollo Group, Inc., an exchange of stock incident to such a conversion should qualify as a tax-free recapitalization such that no gain or loss should be recognized by us or by holders of University of Phoenix Online common stock. However, if either of the Clinton Administration proposals or a similar proposal is enacted, then you could be subject to tax on such an exchange.

      We also have the right, at any time, to convert outstanding shares of University of Phoenix Online common stock to stock of a subsidiary of ours if all of the assets allocated to University of Phoenix Online are transferred to the subsidiary. Depending on the circumstances at the time, an exchange of stock incident to such a conversion could, under current law, be taxable to holders of University of Phoenix Online common stock and to us.

Backup Withholding

      Some non-corporate holders of University of Phoenix Online common stock could be subject to backup withholding at a rate of 31% on the payment of dividends on or proceeds from the sale or other disposition of such stock. Backup withholding will apply only if the holder:

•	fails to furnish its taxpayer identification number, or tax identification number, which, for an individual, would be his or her social security number;

•	furnishes an incorrect tax identification number;

•	is notified by the Internal Revenue Service that it has failed to properly report payments of interest or dividends; or

•	in some circumstances, fails to certify under penalties of perjury that it has furnished a correct tax identification number and that it has not been notified by the Internal Revenue Service that it is subject to backup withholding for failure to report payments of interest or dividends.

      Prospective investors in University of Phoenix Online common stock should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedures for obtaining such an exemption if applicable.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non U.S. holder can be refunded or credited against the holder’s U.S. federal income tax liability provided that the required information is furnished to the Internal Revenue Service in a timely manner.

Material U.S. Federal Tax Considerations for Non-U.S. Holders

      The following discussion is a summary of material U.S. federal income and estate tax consequences of the ownership and disposition of University of Phoenix Online common stock to “non-U.S. holders.” This discussion does not address all aspects of U.S. income and estate taxation and does not address foreign, state, and local tax consequences that may be relevant to non-U.S. holders in light of their personal circumstances. Furthermore, this discussion is based on the Code, Treasury regulations, published positions of the Internal Revenue Service, and court decisions now in effect, all of which are subject to change, possibly with retroactive effect. Each prospective non-U.S. holder should consult his own tax advisor with regard to the application of the federal income tax laws as well as the applicability of any foreign, state, and local laws to which a holder may be subject.

      As used in this section, a “non-U.S. holder” means a beneficial owner of stock other than:

•	a citizen or resident of the U.S.;

•	a corporation or partnership created or organized under the laws of the U.S. or any state;

•	an estate, the income of which is subject to U.S. federal income tax without regard to its source; or

•	a trust, if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions.

Further, as used in this section, a “U.S. person” means a person other than a non-U.S. holder.

  Dividends

      Currently, we do not intend to pay dividends with respect to shares of University of Phoenix Online common stock. However, if we do pay dividends, and you are a non-U.S. holder of University of Phoenix Online common stock, dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if so specified in a applicable income tax treaty. If, however, any such dividends are “effectively connected” with your conduct of a trade or business within the U.S., or to the extent required by an applicable income tax treaty they are attributable to a “permanent establishment” that you maintain in the U.S., then the dividends generally will not be subject to withholding tax. Instead, these dividends will be taxed on a net income basis at rates applicable to U.S. holders, and in addition, if these dividends are received by a non-U.S. holder that is a corporation may, in some circumstances, also be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if so specified in an applicable income tax treaty. Certification and disclosure requirements must be complied with in order to be exempt from withholding under the “effectively connected” exception described above.

      Under U.S. Treasury regulations currently in effect, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country, unless the payor has knowledge to the contrary, for purposes of the 30% withholding tax discussed above. Under current interpretations of U.S. Treasury regulations, this presumption also applies for purposes of determining whether a lower tax treaty rate applies.

      Under U.S. Treasury regulations that generally will apply to dividends paid after December 31, 2000, if you claim the benefit of a lower treaty rate and avoid backup withholding, you will be required to satisfy certification requirements.

      If you are eligible for a reduced treaty rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts by filing an appropriate claim for refund with the Internal Revenue Service.

  Gain on Disposition of University of Phoenix Online Common Stock

      If you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax on gain recognized on a disposition of University of Phoenix Online common stock unless:

•	the gain is effectively connected to your conduct of a trade or business in the U.S., or to the extent required by an applicable income tax treaty the gain is attributable to a “permanent establishment” that you maintain in the U.S.;

•	you are an individual and hold University of Phoenix Online common stock as a capital asset, you are present in the U.S. for 183 or more days in the taxable year of the sale or other disposition, and you satisfy other conditions;

•	you are subject to tax under the provisions of the Code regarding the taxation of U.S. expatriates; or

•	we are or have been a “U.S. real property holding corporation” for federal income tax purposes.

      We believe that we are not, and do not currently anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. If we were to become a U.S. real property holding corporation, so long as University of Phoenix Online common stock is regularly traded on an established securities market, you would be subject to tax on any gain from the sale or other disposition of such stock only if you actually or constructively owned, during the five-year period preceding such disposition, more than 5% of University of Phoenix Online common stock.

      Effectively connected gains recognized by a corporate non-U.S. holder may also, in some circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if so specified in an applicable income tax treaty.

      Special rules may apply to non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” and corporations that accumulate earnings to avoid federal income tax that are subject to special treatment under the Code. These entities should consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

  Backup Withholding and Information Reporting for Non-U.S. Persons

      We must report annually to the Internal Revenue Service and to you the amount of dividends, if any, paid to you and the tax withheld with respect to these dividends regardless of whether withholding was reduced or eliminated. Copies of the information returns reporting the dividends and withholding may also be made to the tax authorities in the country in which you reside under the provisions of an applicable tax treaty.

      Under U.S. Treasury regulations currently in effect, U.S. backup withholding tax, which is imposed generally at a rate of 31%, will not apply to dividends paid to you at an address outside the U.S., unless the payor has knowledge that you are a U.S. person. Under U.S. Treasury regulations that generally will apply with respect to payments made after December 31, 2000, however, you will be subject to backup withholding unless applicable certification requirements are met.

      Payment of the proceeds from a sale or other disposition of University of Phoenix Online common stock within the U.S. or conducted through U.S. related financial intermediaries is subject to both backup withholding and information reporting unless you certify, under penalties of perjury, that you are a non-U.S. holder, and the payor does not have actual knowledge that you are a U.S. person, or you otherwise establish an exemption. The payment of proceeds from a sale or other disposition of University of Phoenix Online common stock by or through a non-U.S. office of a broker or other financial intermediary generally will not be subject to backup withholding and information reporting except as noted below. In the case of proceeds from a sale or other disposition by a non-U.S. holder of University of Phoenix Online common stock paid or through a non-U.S. office of a broker or other financial intermediary that is:

•	a U.S. person;

•	a “controlled foreign corporation,” or

•	a foreign person 50% or more of whose gross income from a specified period is effectively connected with a U.S. trade or business,

information reporting, but not backup withholding, will apply unless the broker has documentary evidence in its files that the beneficial owner is a non-U.S. holder and other conditions are satisfied, or the beneficial owner otherwise establishes an exemption and the broker has no actual knowledge to the contrary.

      Under U.S. Treasury regulations generally effective for payments made after December 31, 2000, the payment to a non-U.S. holder of dividends or proceeds from the sale or other disposition of University of Phoenix Online common stock may be subject to information reporting and backup withholding unless the recipient satisfies applicable certification requirements or otherwise establishes an exemption.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided the required information is furnished to the Internal Revenue Service in a timely manner.

  Estate Tax

      University of Phoenix Online common stock held by an individual non-U.S. holder at the time of death will be included in that holder’s gross estate for U.S. federal income tax purposes unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated September 27, 2000, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Banc of America Securities LLC and Chase Securities Inc. are acting as representatives, the following respective numbers of shares of University of Phoenix Online common stock:

Number
Underwriter	of Shares

Credit Suisse First Boston Corporation	2,150,000

Banc of America Securities LLC	1,290,000

Chase Securities Inc.	860,000

Barrington Research Associates, Inc.	50,000

William Blair & Company, L.L.C.	50,000

Deutsche Bank Securities Inc.	50,000

E*Offering Corp.	50,000

First Union Securities, Inc.	50,000

Gerard Klauer Mattison & Co., Inc.	50,000

W.R. Hambrecht + Co., LLC	50,000

Invemed Associates LLC	50,000

Merrill Lynch, Pierce, Fenner & Smith Incorporated	50,000

Pacific Crest Securities, Inc.	50,000

Prudential Securities Incorporated	50,000

Salomon Smith Barney Inc.	50,000

U.S. Bancorp Piper Jaffray Inc.	50,000

Thomas Weisel Partners LLC	50,000

Total	5,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of University of Phoenix Online common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of University of Phoenix Online common stock may be terminated.

      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 750,000 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of University of Phoenix Online common stock.

      The underwriters propose to offer the shares of University of Phoenix Online common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $0.59 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

      The following table summarizes the compensation and estimated expenses University of Phoenix Online will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$0.98	$0.98	$4,900,000	$5,635,000

Expenses payable by us	$0.21	$0.18	$1,050,000	$1,050,000

      The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of University of Phoenix Online common stock being offered.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of University of Phoenix Online common stock or securities convertible into or exchangeable or exercisable for any shares of University of Phoenix Online common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

      Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of University of Phoenix Online common stock or securities convertible into or exchangeable or exercisable for any shares of University of Phoenix Online common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of University of Phoenix Online common stock, whether any such aforementioned transaction is to be settled by delivery of University of Phoenix Online common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

      The underwriters have reserved for sale, at the public offering price, up to 250,000 shares of University of Phoenix Online common stock for employees, directors and some other persons associated with University of Phoenix Online who have expressed an interest in purchasing University of Phoenix Online common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

      We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments which the underwriters may be required to make in that respect.

      The shares of University of Phoenix Online common stock have been approved for listing on The Nasdaq Stock Market’s National Market, subject to official notice of issuance, under the symbol “UOPX.”

      Prior to this offering, there has been no public market for University of Phoenix Online common stock. The public offering price has been determined by negotiation between us and the representatives. The principal factors considered in determining the public offering price include the following:

•	the information included in this prospectus and otherwise available to the representatives;

•	market conditions for initial public offerings;

•	the history and the prospects for the industry in which University of Phoenix Online will compete;

•	the ability of University of Phoenix Online’s management;

•	the prospects for University of Phoenix Online’s future earnings;

•	the present state of University of Phoenix Online’s development and University of Phoenix Online’s current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

      In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-alloted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/ or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of University of Phoenix Online common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option — a naked short position — that position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when University of Phoenix Online common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of University of Phoenix Online common stock or preventing or retarding a decline in the market price of University of Phoenix Online common stock. As a result, the price of the University of Phoenix Online common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the Web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations.

      Other than the prospectus in electronic format, the information contained on any underwriter’s Web site and any information contained on any other Web site maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by University of Phoenix Online, us, or any underwriter in its capacity as an underwriter and should not be relied upon by investors.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of University of Phoenix Online common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of University of Phoenix Online common stock are effected. Accordingly, any resale of University of Phoenix Online common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of University of Phoenix Online common stock.

Representations of Purchasers

      Each purchaser of University of Phoenix Online common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such University of Phoenix Online common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under “Resale Restrictions.”

Rights of Action (Ontario Purchasers)

      The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

      All of the issuer’s directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

      A purchaser of University of Phoenix Online common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any University of Phoenix Online common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of University of Phoenix Online common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

      Canadian purchasers of University of Phoenix Online common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in University of Phoenix Online common stock in their particular circumstances and with respect to the eligibility of University of Phoenix Online common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the issuance of the shares of University of Phoenix Online common stock offered hereby will be passed upon for Apollo Group, Inc. by Snell & Wilmer L.L.P., Phoenix, Arizona; and Mayer, Brown & Platt, Chicago, Illinois will serve as legal counsel for the underwriters. Mayer, Brown & Platt will rely on the opinion of Snell & Wilmer L.L.P. as to all matters of Arizona law.

EXPERTS

      The financial statements of University of Phoenix Online as of August 31, 1999 and 1998 and for each of the three years in the period ended August 31, 1999 included in this document have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      Our consolidated financial statements as of August 31, 1999 and 1998 and for each of the three years in the period ended August 31, 1999 included in this document have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      With respect to the unaudited financial information of Apollo Group, Inc. for the three-month period ended November 30, 1999, the three- and six-month periods ended February 29, 2000, and the three- and nine-month periods ended May 31, 2000, incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for reviews of such information. However, their related reports, incorporated by reference herein, state that they did not audit and they do not express opinions on that unaudited financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.

      The federal income tax consequences of the treatment of shares of University of Phoenix Online common stock in connection with this offering have been opined on by PricewaterhouseCoopers LLP, our Tax Advisors, given on authority of said firm as experts in federal income tax matters.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements, and other information with the SEC. Those reports, proxy statements, and other information can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us. Our Apollo Education Group Class A common stock is listed on The Nasdaq National Market under the symbol “APOL”.

      This prospectus is part of a registration statement filed with the SEC by us. The full registration statement can be obtained from the SEC as indicated above, or from us.

      The SEC allows us to “incorporate by reference” the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this prospectus, and any information filed with the SEC by us after the date of this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents that have been filed with the SEC:

Apollo Group, Inc. SEC Filings
(File No. 0-25232)	Period

• Quarterly Report on Form 10-Q	Quarter ended May 31, 2000
• Quarterly Report on Form 10-Q, as amended	Quarter ended February 29, 2000
• Quarterly Report on Form 10-Q	Quarter ended November 30, 1999
• Annual Report on Form 10-K, as amended	Year ended August 31, 1999

      We are also incorporating by reference any future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus.

      We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, other than exhibits which are specifically incorporated by reference into such documents. Requests should be directed to Apollo Group, Inc. 4615 E. Elwood Street, Phoenix, Arizona 85040, Attention: Chief Financial Officer (Telephone: (480) 966-5394).

      We intend to provide you with annual reports containing financial statements relating to University of Phoenix Online audited by independent public accountants and quarterly reports relating to University of Phoenix Online for the first three fiscal quarters of each fiscal year containing unaudited interim financial information, in each case, accompanied by a discussion of such financial information and, in the case of the annual report, including a summary of University of Phoenix Online’s business.

ANNEX A

ILLUSTRATION OF TERMS

Part I — Apollo Education Group’s Retained Interest in University of Phoenix Online

      The illustrations in this Part I show how to calculate:

•	Apollo Education Group’s retained interest in University of Phoenix Online;

•	the “Outstanding Interest Fraction”;

•	the “Retained Interest Fraction”;

•	the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online; and

•	the number of shares of University of Phoenix Online common stock outstanding,

in each case, after giving effect to hypothetical dividends, issuances, repurchases, and transfers.

      In these illustrations, the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online is initially assumed to be 100. Unless otherwise specified, each illustration below should be read independently as if none of the other transactions referred to had occurred. Actual calculations may be slightly different due to rounding.

General Concepts

      The Outstanding Interest Fraction. At any given time, the percentage interest in respect of University of Phoenix Online intended to be represented by the outstanding shares of University of Phoenix Online common stock is equal to:

Number of Shares of University of Phoenix Online Common Stock Outstanding

Number of Shares of University of Phoenix Online Common Stock Outstanding +
Number of Shares Issuable with Respect to Apollo Education Group’s Retained Interest in University of Phoenix Online

      The Retained Interest Fraction. At any given time, the percentage interest in respect of University of Phoenix Online intended to be represented by Apollo Education Group’s retained interest in University of Phoenix Online is equal to:

Number of Shares Issuable with Respect to Apollo Education Group’s Retained Interest in University of Phoenix Online

Number of Shares of University of Phoenix Online Common Stock Outstanding +
Number of Shares Issuable with Respect to Apollo Education Group’s Retained Interest in University of Phoenix Online

      The sum of the Outstanding Interest Fraction and the Retained Interest Fraction in respect of University of Phoenix Online will always equal 100%.

      In our example, before the first issuance, the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online is 100, the Retained Interest Fraction is 100%, and the Outstanding Fraction is 0%.

The Offering

      The following illustration reflects an assumed issuance by us of 15 shares of University of Phoenix Online common stock in the offering. Assume the issuance is attributed to University of Phoenix Online as an increase in the equity of University of Phoenix Online, with the net proceeds credited solely to University of Phoenix Online.

Shares of University of Phoenix Online common stock previously issued and outstanding	0

Newly issued shares of University of Phoenix Online common stock for the account of University of Phoenix Online	15

Total shares of University of Phoenix Online common stock issued and outstanding after the offering	15

      The number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online (100) would remain unchanged.

      As a result, the issued and outstanding shares (15) would represent an Outstanding Interest Fraction of approximately 13%, calculated as follows:

15

15 + 100

      The Retained Interest Fraction would accordingly be approximately 87%

      In this case, in the event of any dividend or other distribution paid on the outstanding shares of University of Phoenix Online common stock, other than a dividend or other distribution payable in shares of University of Phoenix Online common stock, Apollo Education Group would be credited, and University of Phoenix Online would be charged, with an amount equal to 667%, representing the ratio of the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online (100) to the total number of shares of University of Phoenix Online common stock issued and outstanding following the offering (15), of the aggregate amount of such dividend or distribution.

Additional Offerings of University of Phoenix Online Common Stock

      The following illustrations reflect an assumed issuance of an additional 15 shares of University of Phoenix Online common stock after the assumed initial issuance of 15 shares attributed to University of Phoenix Online as an increase in the equity of University of Phoenix Online.

      Additional Offerings for the Account of Apollo Education Group. Assume the issuance is attributed to Apollo Education Group in respect of Apollo Education Group’s retained interest in University of Phoenix Online, with the net proceeds credited solely to Apollo Education Group.

Shares of University of Phoenix Online common stock previously issued and outstanding	15

Newly issued shares of University of Phoenix Online common stock for the account of Apollo Education Group	15

Total shares issued and outstanding after additional offering	30

      The number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online would decrease by the number of shares of University of Phoenix Online common stock issued for the account of Apollo Education Group.

Number of shares of University of Phoenix Online common stock issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online prior to the additional offering	100

Newly issued shares of University of Phoenix Online common stock for the account of Apollo Education Group	(15)

Number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online after the additional offering	85

      As a result, the total issued and outstanding shares of University of Phoenix Online common stock (30) would in the aggregate represent an Outstanding Interest Fraction of approximately 26%, calculated as follows:

30

30 + 85

      The Retained Interest Fraction would accordingly be reduced to approximately 74%.

      In this case, in the event of any dividend or other distribution paid on University of Phoenix Online common stock, other than a dividend or other distribution payable in shares of University of Phoenix Online common stock, Apollo Education Group would be credited, and University of Phoenix Online would be charged, with an amount equal to 283%, representing the ratio of the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online (85) to the total number of shares of University of Phoenix Online common stock issued and outstanding following the additional offering (30), of the aggregate amount of such dividend or distribution.

      Additional Offering for the Account of University of Phoenix Online. Assume the issuance is attributed to University of Phoenix Online as an increase in the equity of University of Phoenix Online, with the net proceeds credited solely to University of Phoenix Online.

Shares of University of Phoenix Online common stock previously issued and outstanding	15

Newly issued shares of University of Phoenix Online common stock for the account of University of Phoenix Online	15

Total shares of University of Phoenix Online common stock issued and outstanding after additional offering	30

      The number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online (100) would remain unchanged.

      As a result, the total issued and outstanding shares (30) would in the aggregate represent an Outstanding Interest Fraction of approximately 23%, calculated as follows:

30

30 + 100

      The Retained Interest Fraction would accordingly be reduced to approximately 77%.

      In this case, in the event of any dividend or other distribution paid on University of Phoenix Online common stock, other than a dividend or other distribution payable in shares of University of Phoenix Online common stock, Apollo Education Group would be credited, and University of Phoenix Online would be charged, with an amount equal to 333%, representing the ratio of the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online (100) to the total number of shares of University of Phoenix Online common stock issued and outstanding following the additional offering (30), of the aggregate amount of such dividend or distribution.

      Offerings of Convertible Securities. If we were to issue any securities convertible into or exercisable for shares of University of Phoenix Online common stock, the Outstanding Interest Fraction and the Retained Interest Fraction would be unchanged at the time of such issuance. If any shares of University of Phoenix Online common stock were subsequently issued upon conversion or exercise of such securities, however, the Outstanding Interest Fraction and the Retained Interest Fraction would be affected as shown above under “Additional Offerings for the Account of Apollo Education Group,” if such securities were attributed to Apollo Education Group, or under “Additional Offerings for the Account of University of Phoenix Online,” if such securities were attributed to University of Phoenix Online.

Repurchases of University of Phoenix Online Common Stock.

      The following illustrations reflect an assumed repurchase by us of 5 shares of University of Phoenix Online common stock after the assumed initial issuance of 15 shares of University of Phoenix Online common stock attributed to University of Phoenix Online as an increase in its equity.

      Repurchases for the Account of Apollo Education Group. Assume the repurchase is attributed to Apollo Education Group as an increase in its retained interest in University of Phoenix Online, with the cost charged solely against Apollo Education Group.

Shares of University of Phoenix Online common stock previously issued and outstanding	15

Shares of University of Phoenix Online common stock repurchased for the account of Apollo Education Group	(5)

Total shares of University of Phoenix Online common stock issued and outstanding after repurchase	10

      The number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online would be increased by the number of shares of University of Phoenix Online common stock repurchased for the account of Apollo Education Group.

Number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online prior to repurchase	100

Number of shares of University of Phoenix Online common stock repurchased for the account of Apollo Education Group	5

Number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online after repurchase	105

      As a result, the total issued and outstanding shares (10) would in the aggregate represent an Outstanding Interest Fraction of approximately 9%, calculated as follows:

10

10 + 105

      The Retained Interest Fraction would accordingly be increased to approximately 91%.

      Repurchases for the Account of University of Phoenix Online without Participation by Apollo Education Group. Assume the repurchase is attributed to University of Phoenix Online, with the cost being charged solely against University of Phoenix Online. Further assume that our board of directors does not determine to transfer assets from University of Phoenix Online to Apollo Education Group to hold the Outstanding Interest Fraction and the Retained Interest Fraction constant.

Shares of University of Phoenix Online common stock previously issued and outstanding	15

Shares of University of Phoenix Online common stock repurchased for the account of University of Phoenix Online	(5)

Total shares of University of Phoenix Online common stock issued and outstanding after repurchase	10

      The number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online (100) would remain unchanged.

      As a result, the total issued and outstanding shares (10) would in the aggregate represent an Outstanding Interest Fraction of approximately 9%, calculated as follows:

10

10 + 100

      The Retained Interest Fraction would accordingly be increased to approximately 91%.

      Repurchase for the Account of University of Phoenix Online with Participation by Apollo Education Group. Assume the repurchase is attributed to University of Phoenix Online, with the cost being charged solely against University of Phoenix Online. Further, assume that the repurchase is made in connection with a tender offer for 5, or 33%, of the then outstanding shares at a price of $20 per share, and that our board of directors determines to transfer cash or other assets from University of Phoenix Online to Apollo Education Group to hold the Outstanding Interest Fraction and Retained Interest Fraction constant.

Shares of University of Phoenix Online common stock previously issued and outstanding	15

Shares of University of Phoenix Online common stock repurchased for the account of University of Phoenix Online	(5)

Total shares of University of Phoenix Online common stock issued and outstanding after repurchase	10

      In order to hold constant the Outstanding Interest Fraction and the Retained Interest Fraction, our board of directors could determine that the market value of a share of University of Phoenix Online common stock in this context is $20 and transfer from University of Phoenix Online to Apollo Education Group an amount of cash or other assets equal to 667%, representing the ratio of the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online (100) to the total number of shares of University of Phoenix Online common stock issued and outstanding (15), in each case immediately prior to the repurchase, of the aggregate amount of the cash paid in the tender offer to holders of outstanding shares of University of Phoenix Online common stock ($100), or $667.

      In that case, the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online (100) would decrease by the amount of cash so transferred ($667), divided by the market value per share of University of Phoenix Online common stock ($20).

Number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online prior to transfer	100

Adjustment in respect of Apollo Education Group’s retained interest in University of Phoenix Online to reflect transfer to Apollo Education Group of funds theretofore allocated to University of Phoenix Online	(33)

Number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online after transfer	67

      As a result, the total issued and outstanding shares (10) would in the aggregate continue to represent an Outstanding Interest Fraction of approximately 13%, calculated as follows:

10

10 + 67

      The Retained Interest Fraction would accordingly continue to be approximately 87%.

      Assuming that our board of directors transferred only half of the $667 amount, or $333.50, from University of Phoenix Online to Apollo Education Group, the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online (100) would decrease by the amount of cash so transferred ($333.50), divided by the market value per share of University of Phoenix Online common stock ($20).

Number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online prior to transfer	100

Adjustment in respect of Apollo Education Group’s retained interest in University of Phoenix Online to reflect transfer to Apollo Education Group of cash theretofore allocated to University of Phoenix Online	(17)

Number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online after transfer	83

      As a result, the total shares issued and outstanding shares (10) would in the aggregate represent an Outstanding Interest Fraction of approximately 11%, calculated as follows:

10

10 + 83

      The Retained Interest Fraction would accordingly be increased to approximately 89%.

University of Phoenix Online Stock Dividends

      The following illustrations reflect assumed dividends of University of Phoenix Online common stock on outstanding shares of Apollo Education Group common stock and outstanding shares of University of Phoenix Online common stock, respectively, after the assumed initial issuance of 15 shares of University of Phoenix Online common stock attributable to University of Phoenix Online as an increase in the equity of University of Phoenix Online.

      University of Phoenix Online Stock Dividend on Apollo Education Group Common Stock.  Assume 1,000 shares of Apollo Education Group common stock are outstanding and our board of directors declares a dividend of 1/20 of a share of University of Phoenix Online common stock on each outstanding share of Apollo Education Group common stock, payable equally on Apollo Education Group Class A common stock and Apollo Education Group Class B common stock.

Shares of University of Phoenix Online common stock previously issued and outstanding	15

Newly issued shares of University of Phoenix Online common stock for the account of Apollo Education Group	50

Total shares of University of Phoenix Online common stock issued and outstanding after dividend	65

      Any dividend of shares of University of Phoenix Online common stock to the holders of shares of Apollo Education Group common stock would be treated as a reduction in the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online.

Number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online prior to dividend	100

Number of shares of University of Phoenix Online common stock distributed on outstanding shares of Apollo Education Group common stock for the account of Apollo Education Group	(50)

Number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online after dividend	50

      As a result, the total issued and outstanding shares (65) would in the aggregate represent an Outstanding Interest Fraction of approximately 57%, calculated as follows:

65

65 + 50

      The Retained Interest Fraction would accordingly be reduced to approximately 43%. Note, however, that after the dividend, the holders of shares of Apollo Education Group common stock would also hold 50 shares of University of Phoenix Online common stock, which would be intended to represent the 43% of the interest in the value attributable to University of Phoenix Online.

      University of Phoenix Online Stock Dividend on University of Phoenix Online Common Stock. Assume our board of directors declares a dividend of 1/5 of a share of University of Phoenix Online common stock on each outstanding share of University of Phoenix Online common stock.

Shares of University of Phoenix Online common stock previously issued and outstanding	15

Newly issued shares of University of Phoenix Online common stock for the account of University of Phoenix Online	3

Total shares of University of Phoenix Online common stock issued and outstanding after dividend	18

      The number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online would reflect the stock dividend payable in shares of University of Phoenix Online common stock to holders of shares of University of Phoenix Online common stock. That is, the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online would be increased by a number equal to 667%, representing the ratio of the number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online (100) to the number of shares of University of Phoenix Online stock issued and outstanding (15), in each case immediately prior to such dividend, of the aggregate number of shares issued in connection with such dividend (3), or 20.

Number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online prior to dividend	100

Adjustment in respect of Apollo Education Group’s retained interest in University of Phoenix Online to reflect shares distributed on outstanding shares of University of Phoenix Online common stock	20

Number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online after dividend	120

      As a result, the total issued and outstanding shares (18) would in the aggregate continue to represent an Outstanding Interest Fraction of approximately 13%, calculated as follows:

18

18 + 120

      The Retained Interest Fraction would accordingly continue to be about 87%.

Transfers of Assets Between Apollo Education Group and University of Phoenix Online

      Capital Contribution of Assets from Apollo Education Group to University of Phoenix Online. The following illustration reflects the assumed contribution by Apollo Education Group to University of Phoenix Online, after the assumed initial issuance of 15 shares of University of Phoenix Online common stock attributable to University of Phoenix Online as an increase in the equity of University of Phoenix Online, of $40 of assets allocated from Apollo Education Group at a time when the market value of the University of Phoenix Online common stock is $20 per share.

Shares of University of Phoenix Online common stock previously issued and outstanding	15

Newly issued shares of University of Phoenix Online common stock	(0)

Total shares of University of Phoenix Online common stock issued and outstanding after contribution	15

      The number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online would be increased to reflect the contribution to University of Phoenix Online of the assets theretofore allocated to Apollo Education Group by a number equal to the value of the assets contributed ($40) divided by the market value of University of Phoenix Online common stock at that time ($20), or 2 shares.

Number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online prior to contribution	100

Increase to reflect contribution to University of Phoenix Online of assets allocated to Apollo Education Group	2

Number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online after contribution	102

      As a result, the total issued and outstanding shares (15) would in the aggregate represent an Outstanding Interest Fraction of approximately 13%, calculated as follows:

15

15 + 102

      The Retained Interest Fraction would accordingly be increased to approximately 87%.

      Return of Capital Transfer of Assets from University of Phoenix Online to Apollo Education Group. The following illustration reflects the assumed transfer by University of Phoenix Online to Apollo Education Group, after the assumed initial issuance of 15 shares of University of Phoenix Online common stock attributable to University of Phoenix Online as an increase in the equity of University of Phoenix Online, of $40 of assets previously allocated to University of Phoenix Online on a date on which the market value of University of Phoenix Online common stock is $20 per share.

Shares of University of Phoenix Online common stock previously issued and outstanding	15

Newly issued shares of University of Phoenix Online common stock	0

Total shares of University of Phoenix Online common stock issued and outstanding after contribution	15

      The number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online would be decreased to reflect the transfer to Apollo Education Group of assets theretofore allocated to University of Phoenix Online by a number equal to the value of the assets transferred ($40) divided by the market value of University of Phoenix Online common stock at that time ($20), or 2 shares.

Number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online prior to contribution	100

Decrease to reflect transfer to Apollo Education Group of assets allocated to University of Phoenix Online	(2)

Number of shares issuable with respect to Apollo Education Group’s retained interest in University of Phoenix Online after contribution	98

      As a result, the total issued and outstanding shares (15) would in the aggregate represent an Outstanding Interest Fraction of approximately 13%, calculated as follows:

15

15 + 98

      The Retained Interest Fraction would accordingly be decreased to approximately 87%.

Part II — Mandatory Dividend, Redemption, or Conversion of University of Phoenix Online Common Stock

      As described above at “Description of Capital Stock — Mandatory Dividend, Redemption, or Conversion of Common Stock,” we would, in the event of a disposition of 80% or more of the assets allocated to University of Phoenix Online, other than an “exempt disposition,” have three options available to us: (1) we could pay a dividend to holders of University of Phoenix Online common stock, (2) we could redeem a specified portion of the outstanding shares of University of Phoenix common stock, or (3) we could convert shares of University of Phoenix Online common stock to shares of Apollo Education Group Class A common stock. The following illustration demonstrates more fully the three options in the event of a hypothetical disposition of substantially all of the assets of University of Phoenix Online.

      If:

•	100 shares of University of Phoenix Online common stock were outstanding;

•	the net proceeds of the disposition of substantially all, but not all, of the assets of University of Phoenix Online were $18,000;

•	the average market values of the University of Phoenix Online common stock and Apollo Education Group Class A common stock over the applicable 20-day period were $20 and $40, respectively;

•	the Outstanding Interest Fraction with respect to University of Phoenix Online was 10%; and

•	the disposition occurred more than two years after the issuance of University of Phoenix Online common stock;

      then we could do any of the following:

(1) pay a dividend to holders of University of Phoenix Online common stock equal to:

Net Proceeds x Outstanding Interest Fraction

Number of Outstanding Shares of

University of Phoenix Online Common Stock

$18,000 x 10% 100	= $18 per share

(2) redeem for $20 per share a number of shares of University of Phoenix Online common stock equal to:

Net Proceeds x Outstanding Interest Fraction

Average Market Value of

University of Phoenix Online Common Stock

$18,000 x 10% $20 per share	= 90 shares

(3) convert each outstanding share of University of Phoenix Online common stock into a number of shares of Apollo Education Group Class A common stock equal to:

Average Market Value of

University of Phoenix Online Common Stock

Average Market Value of Apollo Education Group

Class A Common Stock

$20 per share $40 per share	= 0.50000 shares

Part III — Optional Conversion of University of Phoenix Online Common Stock

      As described above at “Description of Capital Stock” — “Conversions of Stock at our Option” — “Conversion of University of Phoenix Online Common Stock Generally,” we have the right, at any time to convert each share of University of Phoenix Online common stock outstanding to shares of Apollo Education Group Class A common stock. The following illustration demonstrates the calculation of the number of shares issuable upon a hypothetical conversion of University of Phoenix Online common stock to shares of Apollo Education Group Class A common stock at our option.

      If

•	the conversion occurs 18 months after the issuance of University of Phoenix Online common stock (and hence the applicable premium were 20%);

•	no “tax event” has occurred; and

•	the average market values of the University of Phoenix Online common stock and Apollo Education Group Class A common stock over the applicable 20-day period were $20 and $40, respectively;

then each share of University of Phoenix Online common stock could be converted into 0.60000 shares of Apollo Education Group Class A common stock based on the following calculation:

$20

1.20 x		= 0.60000
$40

APOLLO GROUP, INC.

INDEX TO FINANCIAL STATEMENTS

UNIVERSITY OF PHOENIX ONLINE

Introductory Note to Financial Statements	F-2

Report of Independent Accountants	F-3

Balance Sheets at August 31, 1999, August 31, 1998 and May 31, 2000 (unaudited)	F-4

Statements of Operations for the years ended August 31, 1999, 1998, and 1997 and the nine months ended May 31, 2000 and 1999 (unaudited)	F-5

Statements of Cash Flows for the years ended August 31, 1999, 1998, and 1997 and the nine months ended May 31, 2000 and 1999 (unaudited)	F-6

Notes to Financial Statements	F-7
APOLLO GROUP, INC. AND SUBSIDIARIES

Report of Independent Accountants	F-14

Consolidated Balance Sheets at August 31, 1999, August 31, 1998 and May 31, 2000 (unaudited)	F-15

Consolidated Statements of Operations for the years ended August 31, 1999, 1998, and 1997 and the nine months ended May 31, 2000 and 1999 (unaudited)	F-16

Consolidated Statements of Comprehensive Income for the years ended August 31, 1999, 1998, and 1997 and the nine months ended May 31, 2000 and 1999 (unaudited)	F-17

Consolidated Statements of Changes in Shareholders’ Equity for the years ended August 31, 1999, 1998, and 1997 and for the nine months ended May 31, 2000 (unaudited)	F-18

Consolidated Statements of Cash Flows for the years ended August 31, 1999, 1998, and 1997 and the nine months ended May 31, 2000 and 1999 (unaudited)	F-19

Notes to Consolidated Financial Statements	F-20

INTRODUCTORY NOTE TO FINANCIAL STATEMENTS

The accompanying financial statements for University of Phoenix Online are being presented to supply additional disclosures to investors regarding University of Phoenix Online. Even though from a financial reporting standpoint we have allocated all of our consolidated assets, liabilities, revenues, and expenses between University of Phoenix Online and Apollo Education Group, that allocation has not changed the legal title to any assets or responsibility for any liabilities and will not affect the rights of any of our creditors. Further, in any liquidation, holders of University of Phoenix Online common stock will not have any rights to any specific assets of University of Phoenix Online, but will receive a share of the net assets of Apollo Group, Inc. based on the relative market values of University of Phoenix Online and Apollo Education Group common stock, rather than on any assessment of the actual value of University of Phoenix Online or Apollo Education Group. We intend for University of Phoenix Online common stock to reflect or track the performance of University of Phoenix Online, but there is no assurance that it will do so. Holders of University of Phoenix Online common stock will be common stockholders of Apollo Group, Inc. and will be subject to risks associated with an investment in Apollo Group, Inc. as a whole.

We intend, for so long as the University of Phoenix Online common stock remains outstanding, to include in our filings under the Securities Exchange Act of 1934 financial statements of University of Phoenix Online, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online,” as of the same dates and for the same periods as our consolidated financial statements. These financial statements will be prepared in accordance with generally accepted accounting principles, and in the case of annual financial statements, will be audited. These financial statements are not legally required under current law or SEC regulations.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Apollo Group, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations and of cash flows present fairly, in all material respects, the financial position of University of Phoenix Online at August 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Apollo Group, Inc.’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As described in Note 1, University of Phoenix Online is a division of the University of Phoenix, Inc., a wholly-owned subsidiary of Apollo Group, Inc. Accordingly, the financial statements of University of Phoenix Online should be read in conjunction with the audited financial statements of Apollo Group, Inc.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Phoenix, Arizona
June 30, 2000

UNIVERSITY OF PHOENIX ONLINE

(a division of the University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)

BALANCE SHEET

	August 31, 1999	August 31, 1998	May 31, 2000

			(unaudited)

(In thousands)

Assets:
Current assets

Receivables, net	$11,133	$6,543	$15,456

Other current assets	147	16	161

Total current assets	11,280	6,559	15,617

Property and equipment, net	3,575	1,941	5,456

Other assets	16	16	367

Total assets	$14,871	$8,516	$21,440

Liabilities and Divisional Net Worth:
Current liabilities

Current portion of long-term liabilities	$—	$18	$—

Accounts payable	140	360	261

Accrued liabilities	1,626	1,472	1,878

Student deposits and deferred tuition revenue	10,023	7,763	12,084

Total current liabilities	11,789	9,613	14,223

Long-term liabilities, less current portion	—	42	—

Commitments and contingencies	—	—	—

Divisional net worth

Funds allocated to/from Apollo Education Group	(9,031)	(5,443)	(16,342)

Accumulated earnings	12,113	4,304	23,559

Total divisional net worth	3,082	(1,139)	7,217

Total liabilities and divisional net worth	$14,871	$8,516	$21,440

The accompanying notes are an integral part of these financial statements.

UNIVERSITY OF PHOENIX ONLINE

(a division of the University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)

STATEMENT OF OPERATIONS

				Nine Months Ended
	Year Ended August 31,			May 31,

	1999	1998	1997	2000	1999

				(unaudited)

(In thousands)

Revenues:

Tuition and other, net	$69,582	$45,081	$28,550	$70,952	$50,250

Costs and expenses:

Instructional costs and services	39,628	25,826	17,416	36,229	27,894

Selling and promotional	11,378	7,863	6,028	10,453	7,936

General and administrative	5,444	3,631	2,486	5,082	3,798

	56,450	37,320	25,930	51,764	39,628

Income from operations	13,132	7,761	2,620	19,188	10,622

Provision for income taxes	5,323	3,151	1,078	7,742	4,306

Net income	$7,809	$4,610	$1,542	$11,446	$6,316

The accompanying notes are an integral part of these financial statements.

UNIVERSITY OF PHOENIX ONLINE

(a division of the University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)

STATEMENT OF CASH FLOWS

				Nine Months Ended
	Year Ended August 31,			May 31,

	1999	1998	1997	2000	1999

				(unaudited)

(In thousands)

Cash flows provided by (used for) operating activities:

Net income	$7,809	$4,610	$1,542	$11,446	$6,316

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	922	571	457	991	632

Provision for uncollectible accounts	2,411	784	374	1,757	1,494

Decrease (increase) in assets:

Receivables, net	(7,001)	(3,681)	(2,078)	(6,080)	(4,844)

Other assets	(131)	33	164	(365)	(208)

Increase (decrease) in liabilities:

Accounts payable and accrued liabilities	(66)	1,041	81	373	(482)

Student deposits and deferred tuition revenue	2,260	2,130	2,629	2,061	2,006

Other liabilities	(60)	(17)	(18)	—	(42)

Net cash provided by operating activities	6,144	5,471	3,151	10,183	4,872

Cash flows used for investing activities:

Net additions to property and equipment	(2,556)	(814)	(854)	(2,872)	(1,823)

Net cash used for investing activities	(2,556)	(814)	(854)	(2,872)	(1,823)

Cash flows used for financing activities:

Funds allocated to/from Apollo Education Group	(3,588)	(4,657)	(2,297)	(7,311)	(3,049)

Net cash used for financing activities	(3,588)	(4,657)	(2,297)	(7,311)	(3,049)

Net change in cash	—	—	—	—	—

Cash at beginning of period	—	—	—	—	—

Cash at end of period	$—	$—	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

UNIVERSITY OF PHOENIX ONLINE

(a division of the University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)

NOTES TO FINANCIAL STATEMENTS

Note 1.  Nature of Operations and Basis of Presentation

On March 24, 2000, the board of directors of Apollo Group, Inc. authorized, subject to shareholder approval, the issuance of a new class of stock, University of Phoenix Online common stock, that is intended to reflect the separate performance of University of Phoenix Online, a division of the University of Phoenix, Inc., a wholly-owned subsidiary of Apollo Group, Inc. Apollo Group, Inc.’s other businesses and its retained interest in University of Phoenix Online are referred to as “Apollo Education Group.”

University of Phoenix Online is the online division of University of Phoenix which is a regionally accredited, private institution of higher education offering Associates, Bachelors, Masters, and Doctoral degree programs in business, management, computer information systems, education, and health care. University of Phoenix Online offers its educational programs worldwide through its computerized educational delivery system. University of Phoenix is accredited by the Commission on Institutions of Higher Education of the North Central Association of Colleges and Schools which is located at 30 North LaSalle Street, Suite 2400, Chicago, Illinois 60602.

The accompanying financial statements provide financial information regarding the underlying business of University of Phoenix Online. Even though Apollo Group, Inc. has separated its assets, liabilities, revenues, and expenses between Apollo Education Group and University of Phoenix Online for purposes of tracking the economic performance of each of University of Phoenix Online and Apollo Education Group, that separation will not change the legal title to any assets or the responsibility for any liabilities and will not affect the rights of creditors. Holders of University of Phoenix Online stock will be common stockholders of Apollo Group, Inc. and will be subject to all the risks associated with an investment in Apollo Group, Inc. assets and liabilities. Material financial events which may occur at Apollo Education Group may affect University of Phoenix Online’s results of operations or financial position. Accordingly, University of Phoenix Online’s financial statements should be read in conjunction with Apollo Group, Inc.’s consolidated financial statements.

The accompanying unaudited financial statements as of May 31, 2000 and for the nine months ended May 31, 2000 and 1999 have been prepared in accordance with generally accepted accounting principles for interim financial information and on the same basis of presentation as the audited financial statements. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for financial statements. In the opinion of Apollo Group, Inc.’s management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods.

The provision of services and other matters between University of Phoenix Online and Apollo Education Group, including the right to use the curriculum, trademarks and copyrights of Apollo Group, Inc. and its subsidiaries, will be governed by corporate expense, income tax and license allocation policies, which are described in Note 3, Related Party Transactions. These policies were not in place prior to March 24, 2000. However, in order to prepare financial statements that include charges and benefits of the types provided for under these polices, the accompanying financial statements reflect charges and benefits that would have applied if these policies had been in effect during the periods presented.

University of Phoenix Online’s fiscal year is from September 1 to August 31. Unless otherwise stated, references to the years 1999, 1998 and 1997 relate to the fiscal years ended August 31, 1999, 1998 and 1997, respectively.

UNIVERSITY OF PHOENIX ONLINE
(a division of the University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 2.  Significant Accounting Policies

Property and equipment

Property and equipment is recorded at cost less accumulated depreciation. University of Phoenix Online capitalizes the cost of software used for internal operations once technological feasibility of the software has been demonstrated. Such costs consist primarily of custom-developed and packaged software and the direct labor costs of internally-developed software. Depreciation is provided on all furniture, equipment, and software using the straight-line method over the estimated useful lives of the related assets which range from three to seven years, except software which is depreciated over three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the related assets. Maintenance and repairs are expensed as incurred.

Revenues, receivables, and related liabilities

Tuition and other revenues are shown net of discounts relating to a variety of promotional programs. University of Phoenix Online’s educational degree programs last up to four years. Students in degree programs enroll in a program of study that encompasses a series of five to six weeks courses that are taken consecutively over the length of the program. Students are billed on a course-by-course basis, when the student first attends a session, resulting in the recording of a receivable from the student and deferred tuition revenue in the amount of the billing. The revenue for each course is recognized on a pro rata basis over the period of instruction.

Many of University of Phoenix Online’s students participate in government sponsored financial aid programs under Title IV of the Higher Education Act of 1965. These financial aid programs generally consist of: guaranteed student loans and direct grants to students. Guaranteed student loans are issued directly to the student by external financial institutions, to whom the student is obligated, and are non-recourse to University of Phoenix.

Student deposits consist of payments made in advance of billings. As the student is billed, the student deposit is applied against the resulting student receivable.

Earnings per share

Earnings per share for University of Phoenix Online has been omitted from the accompanying statement of operations since University of Phoenix Online common stock is a class of stock of Apollo Group, Inc. and is not part of the capital structure of University of Phoenix Online.

After the public issuance of University of Phoenix Online common stock, the consolidated financial statements of Apollo Group, Inc. will present basic and diluted earnings per share for Apollo Education Group common stock and University of Phoenix Online common stock using the two-class method. The two-class method is an earnings allocation formula that determines the earnings per share for Apollo Education Group common stock and University of Phoenix Online common stock according to participation rights in undistributed earnings. In the future, the financial statements of University of Phoenix Online will not present earnings per share since University of Phoenix Online common stock is a class of common stock of Apollo Group, Inc. and is not part of the capital structure of University of Phoenix Online.

Basic earnings per share for Apollo Education Group common stock will be calculated by dividing Apollo Education Group earnings (including its retained interest in University of Phoenix Online earnings) by the weighted average number of shares of Apollo Education Group common stock outstanding. Diluted earnings per share will be calculated similarly, except that it will include the dilutive effect of the assumed exercise of

UNIVERSITY OF PHOENIX ONLINE
(a division of the University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)

NOTES TO FINANCIAL STATEMENTS — (Continued)

options, including the effects of shares issuable under Apollo Group, Inc. incentive plans, exclusive of options granted with respect to University of Phoenix Online common stock.

Basic earnings per share for University of Phoenix Online common stock will be calculated by dividing University of Phoenix Online earnings (excluding Apollo Education Group’s retained interest in University of Phoenix Online earnings) by the weighted average number of shares of University of Phoenix Online common stock outstanding. Diluted earnings per share will be calculated similarly, except that it will include the dilutive effect of the assumed exercise of options with respect to University of Phoenix Online common stock.

Fair value of financial instruments

The carrying amount reported in the balance sheet for accounts receivable, accounts payable, accrued liabilities, and student deposits and deferred tuition revenue approximates fair value because of the short-term nature of these financial instruments.

Selling and promotional costs

University of Phoenix Online expenses selling and promotional costs as incurred. Selling and promotional costs include marketing salaries, direct-response and other advertising, promotional materials, and related marketing costs.

New accounting pronouncements

During December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 — Revenue Recognition in Financial Statements (“SAB No. 101”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. University of Phoenix Online was originally required to implement SAB No. 101 in the first quarter of its fiscal year ending August 31, 2001; however, in June 2000, the SEC amended SAB No. 101 to delay the required implementation date. As a result, University of Phoenix Online must now implement the related guideline in the fourth quarter of its fiscal year ending August 31, 2001. Although the analysis of the impact of SAB No. 101 has not been completed, it is not expected to have a material effect on University of Phoenix Online’s results of operations.

During 1999, University of Phoenix Online adopted the American Institute of Certified Public Accountants Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). The adoption of SOP 98-1 did not have a material impact on these financial statements.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

UNIVERSITY OF PHOENIX ONLINE
(a division of the University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Comprehensive income

Comprehensive income includes all changes in divisional net worth during a period from non-owner sources. University of Phoenix Online has not had any transactions, other than net income, that are required to be reported in comprehensive income.

Note 3.  Related Party Transactions

University of Phoenix Online’s financial statements reflect the application of certain expense allocation and treasury activity policies summarized below. Although it has no present intention to do so, the board of directors of Apollo Group, Inc. may rescind, modify, or add to any of these policies. While management believes that these allocation methods are reasonable, the allocated expenses are not necessarily indicative of, and it is not practicable for us to estimate, the levels of expenses that would have been incurred if University of Phoenix Online had been operating as an independent company.

Corporate expenses

In order to prepare the accompanying financial statements, certain costs incurred by Apollo Group, Inc. and University of Phoenix were allocated to University of Phoenix Online on the basis of its revenues in relation to those of Apollo Group, Inc. and University of Phoenix. The allocation of such expenses to University of Phoenix Online during the years ended August 31 was as follows, in thousands:

	1999	1998	1997

Instructional costs and services	$4,973	$3,599	$1,259

Selling and promotional	131	119	72

General and administrative	5,444	3,631	2,486

Total	$10,548	$7,349	$3,817

License fee

Apollo Group, Inc. charges University of Phoenix Online a license fee equal to 4% of University of Phoenix Online’s net revenues for the use of curriculum, trademarks, and copyrights owned by Apollo Group, Inc. and its subsidiaries. The license fee, which is included in instructional costs and services in the accompanying statement of operations, was $2,783,000, $1,803,000, and $1,142,000 for the years ended August 31, 1999, 1998, and 1997, respectively.

Income taxes

University of Phoenix Online’s results, along with those of University of Phoenix’s other divisions, are included in Apollo Group, Inc.’s consolidated federal income tax return. State taxes are paid based upon apportioned taxable income or loss of Apollo Group, Inc., with the exception of certain state taxes that are based upon an apportionment of University of Phoenix taxable income or loss.

The provision for income taxes included in the accompanying statement of operations has been calculated on a separate company basis. The related current and deferred tax assets and liabilities are settled with University of Phoenix at the end of each period through the funds allocated to/from Apollo Education Group component of divisional net worth.

University of Phoenix Online’s effective income tax rate differs from the federal statutory tax rate primarily as a result of state income taxes.

UNIVERSITY OF PHOENIX ONLINE
(a division of the University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Treasury Activities

Since its inception, Apollo Group Inc. has financed University of Phoenix Online’s operations internally and has not incurred any related third party debt. University of Phoenix Online does not maintain a bank account; rather all of its cash receipts and disbursements are processed by Apollo Group, Inc. on University of Phoenix Online’s behalf. Currently all amounts are settled through the funds allocated to/from Apollo Education Group component of University of Phoenix Online’s divisional net worth. Whenever University of Phoenix Online generates cash from operations, that cash is deemed to be transferred to Apollo Education Group and is accounted for as a return of capital. Whenever University of Phoenix Online has a cash need, that cash need is deemed to be transferred from Apollo Education Group and is accounted for as a capital contribution. As a result of this policy, the accompanying statement of operations does not reflect any inter-group interest income or expense. Subsequent to the issuance of the tracking stock, additional cash management policies will apply which may result in inter-group interest income and expense charges. Accordingly, University of Phoenix Online’s operating results may not be comparable to those prior to the issuance of the tracking stock.

Note 4.  Balance Sheet Components

Receivables consist of the following at August 31, in thousands:

	1999	1998

Trade receivables	$12,657	$7,126

Less allowance for doubtful accounts	(1,524)	(583)

Total receivables, net	$11,133	$6,543

Bad debt expense was $2,411,000, $784,000, and $374,000 in 1999, 1998, and 1997, respectively.

Property and equipment consists of the following at August 31, in thousands:

	1999	1998

Furniture and equipment	$5,190	$3,196

Software	507	175

Leasehold improvements	257	205

	5,954	3,576

Less accumulated depreciation and amortization	(2,379)	(1,635)

Property and equipment, net	$3,575	$1,941

Depreciation and amortization expense was $922,000, $571,000, and $457,000 in 1999, 1998, and 1997, respectively.

Accrued liabilities consist of the following at August 31, in thousands:

	1999	1998

Salaries, wages, and benefits	$981	$1,038

Other accrued liabilities	645	434

Total accrued liabilities	$1,626	$1,472

UNIVERSITY OF PHOENIX ONLINE
(a division of the University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Student deposits and deferred tuition revenue consist of the following at August 31, in thousands:

	1999	1998

Student deposits	$6,363	$5,570

Deferred tuition revenue	3,660	2,193

Total student deposits and deferred tuition revenue	$10,023	$7,763

Divisional net worth activity for the years ended August 31, is as follows, in thousands:

	Funds
	Allocated to/from	Accumulated
	Apollo Education	Earnings
	Group	(Losses)	Total

Balance at August 31, 1997	$(786)	$(306)	$(1,092)

Net income		4,610	4,610

Funds allocated to/from Apollo Education Group	(4,657)		(4,657)

Balance at August 31, 1998	(5,443)	4,304	(1,139)

Net income		7,809	7,809

Funds allocated to/from Apollo Education Group	(3,588)		(3,588)

Balance at August 31, 1999	$(9,031)	$12,113	$3,082

University of Phoenix Online and Apollo Education Group had no intercompany purchases or cash transfers for the fiscal years ended August 31, 1999 and 1998.

Note 5.  Benefit Plans

Employees of University of Phoenix Online are eligible to participate in Apollo Group, Inc.’s various health, welfare, and disability benefit programs offered to its full-time, salaried employees which are funded primarily by Apollo Education Group contributions. Additionally, eligible employees also participate in Apollo Group, Inc.’s 401(k) plan as well as its employee stock option and stock purchase plans. Apollo Group, Inc. does not provide post-employment or post-retirement health care and life insurance benefits to University of Phoenix Online’s employees.

Note 6.  Commitments and Contingencies

University of Phoenix Online is obligated under facility and equipment leases that are classified as operating leases. Following is a schedule of future minimum lease commitments as of August 31, 1999, in thousands:

Operating Leases

2000	$785

2001	714

2002	705

2003	703

2004	703

Thereafter	3,690

$7,300

UNIVERSITY OF PHOENIX ONLINE
(a division of the University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Facility and equipment rent expense totaled $1.4 million, $1.1 million, and $968,000 for 1999, 1998, and 1997, respectively.

There are no legal proceedings to which Apollo Group, Inc. is a party pertaining to the business and operations of University of Phoenix Online, other than those occurring in the normal course of business. Management believes that the disposition of these cases will not have a material adverse impact on the financial position or results of operations of Apollo Education Group or University of Phoenix Online.

In January 1998, the Department of Education Office of the Inspector General (“OIG”) began performing an audit of University of Phoenix’s administration of the Title IV Programs. The team previously presented questions regarding University of Phoenix’s interpretation of the “12-hour rule”, distance education programs, and institutional refund obligations. University of Phoenix reached an agreement with the Department of Education which acknowledges no admission that there were any issues of non-compliance or errors by University of Phoenix. To bring this audit to closure and settle all outstanding issues prior to the final OIG report, which was issued on March 31, 2000, University of Phoenix agreed to modify its physical campus study group attendance log to track the sites of study group meetings and record the hours attended. This modification is not expected to have a negative impact on either University of Phoenix or its students. This modification does not require any change to University of Phoenix Online’s study group attendance log. Part of the agreement, dated March 27, 2000, reached with the Department of Education requires University of Phoenix to pay the Department of Education $6.0 million as a negotiated settlement in full satisfaction of all monetary findings arising under the final OIG audit report. Approximately $1.1 million of this amount will be allocated to University of Phoenix Online during the third quarter of the fiscal year ending August 31, 2000 in accordance with the corporate expense allocation policy. This amount will be reflected in University of Phoenix Online’s instructional costs and services.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Apollo Group, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Apollo Group, Inc. and its subsidiaries at August 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Apollo Group, Inc.’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Phoenix, Arizona
September 30, 1999, except for Note 14,
as to which the date is June 30, 2000

APOLLO GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	August 31,		May 31,

	1999	1998	2000

			(Unaudited)

(Dollars in thousands)

Assets:
Current assets

Cash and cash equivalents	$51,534	$52,326	$51,150

Restricted cash	25,798	22,713	37,612

Marketable securities	31,064	27,538	42,885

Receivables, net	75,664	61,282	73,587

Deferred tax assets, net	7,346	6,203	10,133

Other current assets	6,807	3,945	3,817

Total current assets	198,213	174,007	219,184

Property and equipment, net	74,826	46,618	84,224

Marketable securities	8,507	17,929	8,576

Investment in IDL	10,701	10,807	11,888

Cost in excess of fair value of assets purchased, net	39,917	41,398	38,890

Other assets	16,178	14,401	13,918

Total assets	$348,342	$305,160	$376,680

Liabilities and Shareholders’ Equity:
Current liabilities

Current portion of long-term liabilities	$300	$333	$295

Accounts payable	12,105	11,807	13,494

Accrued liabilities	14,340	19,188	24,283

Income taxes payable	535	1,007	85

Student deposits and current portion of deferred revenue	81,507	63,239	89,464

Total current liabilities	108,787	95,574	127,621

Deferred tuition revenue, less current portion	2,139	4,592	1,063

Long-term liabilities, less current portion	4,222	3,750	9,819

Deferred tax liabilities, net	2,074	1,436	2,661

Commitments and contingencies	—	—	—

Shareholders’ equity

Preferred stock, no par value, 1,000,000 shares authorized; none issued	—	—	—

Class A common stock, no par value, 400,000,000 shares authorized; 76,628,000, 77,112,000, and 74,728,000 issued and outstanding at August 31, 1999, August 31, 1998, and May 31, 2000, respectively	102	101	103

Class B common stock, no par value, 3,000,000 shares authorized; 512,000 issued and outstanding at August 31, 1999, August 31, 1998, and May 31, 2000	1	1	1

Additional paid-in capital	99,190	80,677	96,475

Treasury stock, at cost, 1,876,000, 0, and 3,814,000 shares at August 31, 1999, August 31, 1998, and May 31, 2000	(46,197)		(88,984)

Retained earnings	178,028	119,023	227,911

Accumulated other comprehensive income (loss)	(4)	6	10

Total shareholders’ equity	231,120	199,808	235,516

Total liabilities and shareholders’ equity	$348,342	$305,160	$376,680

The accompanying notes are an integral part of these consolidated financial statements.

APOLLO GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

				Nine Months Ended
	Year Ended August 31,			May 31,

	1999	1998	1997	2000	1999

				(Unaudited)

(In thousands, except per share amounts)

Revenues:

Tuition and other, net	$498,846	$384,877	$279,195	$444,989	$363,161

Costs and expenses:

Instructional costs and services	291,062	232,592	167,720	263,092	212,160

Selling and promotional	75,205	49,035	35,187	66,417	55,232

General and administrative	39,826	33,064	25,481	35,272	28,695

	406,093	314,691	228,388	364,781	296,087

Income from operations	92,753	70,186	50,807	80,208	67,074

Interest income, net	5,229	6,086	4,174	4,186	3,939

Income before income taxes	97,982	76,272	54,981	84,394	71,013

Provision for income taxes	38,977	29,975	21,602	34,511	28,360

Net income	$59,005	$46,297	$33,379	$49,883	$42,653

Basic net income per share	$.76	$.60	$.44	$.66	$.55

Diluted net income per share	$.75	$.59	$.43	$.65	$.54

Basic weighted average shares outstanding	77,683	77,245	75,625	75,938	77,831

Diluted weighted average shares outstanding	78,834	79,086	77,726	76,700	79,089

The accompanying notes are an integral part of these consolidated financial statements.

APOLLO GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

				Nine Months Ended
	Year Ended August 31,			May 31,

	1999	1998	1997	2000	1999

				(Unaudited)

(In thousands)

Net income	$59,005	$46,297	$33,379	$49,883	$42,653

Other comprehensive income, net of income taxes:

Currency translation gain (loss)	(10)	3	3	14	(18)

Unrealized gain on security				8

Reclassification adjustment for gains included in net income				(8)

Comprehensive income	$58,995	$46,300	$33,382	$49,897	$42,635

The accompanying notes are an integral part of these consolidated financial statements.

APOLLO GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock

	Class A		Class B					Accum.
					Additional			Other
		Stated		Stated	Paid-In	Treasury	Retained	Comprehensive
	Shares	Value	Shares	Value	Capital	Stock	Earnings	Income

(In thousands)

Balance at August 31, 1996	49,476	$65	576	$1	$41,201	$—	$39,347	$—

Stock issued under stock purchase plan	80				1,834

Stock issued under stock option plans	643	1			978

Exchange Class A shares for Class B shares	28		(28)

Tax benefits of stock options exercised					7,508

Other comprehensive income								3

Net income							33,379

Balance at August 31, 1997	50,227	66	548	1	51,521	—	72,726	3

Stock issued for College acquisition	445				15,944

Stock issued under stock purchase plan	75				2,457

Stock issued under stock option plans	475	1			3,542

Exchange Class A shares for Class B shares	36		(36)

Tax benefits of stock options exercised					7,249

3-for-2 stock split	25,854	34			(34)

Fractional shares paid out					(2)

Other comprehensive income								3

Net income							46,297

Balance at August 31, 1998	77,112	101	512	1	80,677	—	119,023	6

Stock issued under stock purchase plan	159				3,374

Stock issued under stock option plans	1,233	1			5,456

Tax benefits of stock options exercised					9,683

Treasury stock purchase	(1,876)					(46,197)

Other comprehensive income								(10)

Net income							59,005

Balance at August 31, 1999	76,628	$102	512	$1	$99,190	$(46,197)	$178,028	$(4)

Stock issued under stock purchase plan (unaudited)	146				(959)	3,475

Stock issued under stock option plans (unaudited)	307	1			(3,792)	6,394

Tax benefits of stock options exercised (unaudited)					2,036

Treasury stock purchase (unaudited)	(2,353)					(52,656)

Other comprehensive income (unaudited)								14

Net income (unaudited)							49,883

Balance at May 31, 2000 (unaudited)	74,728	$103	512	$1	$96,475	$(88,984)	$227,911	$10

[Additional columns below]

[Continued from above table, first column(s) repeated]

Total
Shareholders’
Equity

(In thousands)

Balance at August 31, 1996	$80,614

Stock issued under stock purchase plan	1,834

Stock issued under stock option plans	979

Exchange Class A shares for Class B shares	—

Tax benefits of stock options exercised	7,508

Other comprehensive income	3

Net income	33,379

Balance at August 31, 1997	124,317

Stock issued for College acquisition	15,944

Stock issued under stock purchase plan	2,457

Stock issued under stock option plans	3,543

Exchange Class A shares for Class B shares	—

Tax benefits of stock options exercised	7,249

3-for-2 stock split	—

Fractional shares paid out	(2)

Other comprehensive income	3

Net income	46,297

Balance at August 31, 1998	199,808

Stock issued under stock purchase plan	3,374

Stock issued under stock option plans	5,457

Tax benefits of stock options exercised	9,683

Treasury stock purchase	(46,197)

Other comprehensive income	(10)

Net income	59,005

Balance at August 31, 1999	$231,120

Stock issued under stock purchase plan (unaudited)	2,516

Stock issued under stock option plans (unaudited)	2,603

Tax benefits of stock options exercised (unaudited)	2,036

Treasury stock purchase (unaudited)	(52,656)

Other comprehensive income (unaudited)	14

Net income (unaudited)	49,883

Balance at May 31, 2000 (unaudited)	$235,516

The accompanying notes are an integral part of these consolidated financial statements.

APOLLO GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

				Nine Months Ended
	Year Ended August 31,			May 31,

	1999	1998	1997	2000	1999

(In thousands)				(Unaudited)

Cash flows provided by (used for) operating activities:

Net income	$59,005	$46,297	$33,379	$49,883	$42,653

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	20,588	12,786	8,291	19,984	14,473

Provision for uncollectible accounts	6,906	5,479	2,523	6,163	7,368

Deferred income taxes	(505)	(2,599)	145	(2,200)	(459)

Tax benefits of stock options exercised	9,683	7,249	7,508	2,036	9,398

Decrease (increase) in assets:

Restricted cash	(3,085)	(2,786)	(8,642)	(11,814)	(5,350)

Receivables, net	(21,288)	(29,733)	(8,578)	(4,086)	(19,221)

Other assets	(5,902)	(2,491)	970	4,861	(5,617)

Increase (decrease) in liabilities:

Accounts payable and accrued liabilities	(5,022)	9,542	488	10,882	(4,526)

Student deposits and deferred revenue	15,815	12,955	11,947	6,881	13,023

Other liabilities	(633)	192	927	5,692	379

Net cash provided by operating activities	75,562	56,891	48,958	88,282	52,121

Cash flows provided by (used for) investing activities:

Net additions to property and equipment	(44,732)	(30,855)	(12,699)	(27,296)	(32,901)

Purchase of marketable securities	(24,644)	(43,277)	(51,634)	(31,563)	(7,351)

Maturities of marketable securities	29,922	38,556	22,983	19,385	12,335

Purchase of other assets	(3,642)	(3,685)	(3,427)	(1,030)	(1,835)

Proceeds from sale of land	4,212			648	1,622

Investment in IDL	106	(10,807)		(1,187)	106

Cash paid for acquisition, net of cash acquired		(19,378)

Net cash used for investing activities	(38,778)	(69,446)	(44,777)	(41,043)	(28,024)

Cash flows provided by (used for) financing activities:

Purchase of common stock	(46,197)			(52,655)	(39,855)

Payments on long-term debt	(200)	(50)	(50)	(100)	(200)

Issuance of common stock	8,831	6,000	2,812	5,118	7,754

Net cash provided by (used for) financing activities	(37,566)	5,950	2,762	(47,637)	(32,301)

Currency translation gain (loss)	(10)	3	3	14	(18)

Net increase (decrease) in cash and cash equivalents	(792)	(6,602)	6,946	(384)	(8,222)

Cash and cash equivalents at beginning of period	52,326	58,928	51,982	51,534	52,326

Cash and cash equivalents at end of period	$51,534	$52,326	$58,928	$51,150	$44,104

Supplemental disclosure of cash flow information

Cash paid during the year for:

Income taxes	$30,224	$24,235	$13,953

Interest	$48	$9	$11

The accompanying notes are an integral part of these consolidated financial statements.

APOLLO GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Nature of Operations

Apollo Group, Inc. (“Apollo” or the “Company”), through its wholly-owned subsidiaries, The University of Phoenix, Inc. (“UOP”), the Institute for Professional Development (“IPD”), the College for Financial Planning Institutes Corporation (the “College”), and Western International University, Inc. (“WIU”), has been providing higher education to working adults for over 25 years.

UOP is a regionally accredited, private institution of higher education offering bachelor’s and master’s degree programs in business, management, computer information systems, education, and health care. UOP currently has 28 campuses and 53 learning centers located in Arizona, California, Colorado, Florida, Hawaii, Louisiana, Maryland, Michigan, Nevada, New Mexico, Oklahoma, Oregon, Pennsylvania, Utah, Washington, Puerto Rico, and Vancouver, British Columbia. UOP also offers its educational programs worldwide through Online, its computerized educational delivery system. UOP is accredited by the Commission on Institutions of Higher Education of the North Central Association of Colleges and Schools (“NCA”).

IPD provides program development and management services under long-term contracts to 21 regionally accredited private colleges and universities. IPD currently operates at 21 campuses and 25 learning centers in 22 states. IPD has contracted to develop online degree programs for the United States Marine Corps.

The College, located in Denver, Colorado, was acquired in September 1997 and provides financial planning education programs, as well as a regionally accredited graduate degree program in financial planning.

WIU, which is accredited by NCA, currently offers undergraduate and graduate degree programs in Phoenix, Chandler, and Fort Huachuca, Arizona.

The Company’s fiscal year is from September 1 to August 31. Unless otherwise stated, references to the years 1999, 1998, and 1997 relate to the fiscal years ended August 31, 1999, 1998, and 1997, respectively.

The accompanying unaudited financial statements as of May 31, 2000 and for the nine months ended May 31, 2000 and 1999 have been prepared in accordance with generally accepted accounting principles for interim financial information and on the same basis of presentation as the audited financial statements. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for financial statements. In the opinion of Apollo Group Inc.’s management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods.

Note 2.  Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include the accounts of Apollo and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted cash

The U.S. Department of Education requires that Title IV Program funds collected in advance of student billings be kept in a separate cash or cash equivalent account until the students are billed for that portion of their program. In addition, all Title IV Program funds received by the Company through electronic funds transfer are subject to certain holding period restrictions. These funds generally remain in these separate

APOLLO GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accounts for an average of 60-75 days from date of receipt. Restricted cash is excluded from cash and cash equivalents in the Consolidated Statement of Cash Flows until the cash is transferred from these restricted accounts to the Company’s operating accounts. The Company’s restricted cash is invested primarily in U.S. Agency-backed securities and auction market preferred stock with maturities of ninety days or less.

Investments

Investments in marketable securities such as municipal bonds and U.S. agency obligations are stated at amortized cost, which approximates fair value. It is the Company’s intention to hold its marketable securities until maturity. Investments in joint ventures and other long-term investments are carried at cost.

Property and equipment

Property and equipment is recorded at cost less accumulated depreciation. The Company capitalizes the cost of software used for internal operations once technological feasibility of the software has been demonstrated. Such costs consist primarily of custom-developed and packaged software and the direct labor costs of internally developed software. Depreciation is provided on all buildings, furniture, equipment, and related software using the straight-line method over the estimated useful lives of the related assets which range from three to seven years, except software which is depreciated over three to five years and buildings which are depreciated over 30 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the related assets. Maintenance and repairs are expensed as incurred.

Revenues, receivables, and related liabilities

The Company’s educational programs range in length from one-day seminars to degree programs lasting up to four years. Students in the Company’s degree programs generally enroll in a program of study that encompasses a series of five to six week courses that are taken consecutively over the length of the program. Students are billed on a course-by-course basis when the student first attends a session, resulting in the recording of a receivable from the student and deferred tuition revenue in the amount of the billing. The related revenue for each course, including that portion of tuition revenues to which the Company is entitled under the terms of its revenue-sharing contracts with IPD client institutions, are recognized on a pro rata basis over the period of instruction for each course. Seminars, continuing education programs, and many of the College’s non-degree programs are usually billed in one installment with the related revenue also recognized on a pro rata basis over the period of instruction.

Tuition and other revenues are shown net of discounts relating to a variety of promotional programs. Such discounts totaled $7.0 million, $6.7 million, and $6.7 million in 1999, 1998, and 1997, respectively.

Many of the Company’s students participate in government sponsored financial aid programs under Title IV of the Higher Education Act of 1965. These financial aid programs generally consist of guaranteed student loans and direct grants to students. Guaranteed student loans are issued directly to the student by external financial institutions, to whom the student is obligated, and are non-recourse to the Company.

Student deposits consist of payments made in advance of billings. As the student is billed, the student deposit is applied against the resulting student receivable.

Cost in excess of fair value of assets purchased

The Company amortizes cost in excess of fair value of assets purchased on a straight-line method over the estimated useful life. At August 31, 1999, the Company’s cost in excess of fair value of assets purchased related primarily to the acquisition of certain assets of the College for Financial Planning and Western International University, which are being amortized over 35 years and 15 years, respectively.

APOLLO GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Statement of Financial Accounting Standards 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” requires that long-lived assets, including cost in excess of fair value of assets purchased, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. The carrying value of cost in excess of fair value of assets purchased is assessed for any permanent impairment by evaluating the operating performance and future undiscounted cash flows of the underlying businesses. Adjustments are made if the sum of the expected future net cash flows is less than book value. As of August 31, 1999, there have been no impairment adjustments recognized.

Fair value of financial instruments

The carrying amount reported in the Consolidated Balance Sheet for cash and cash equivalents, restricted cash, marketable securities, accounts receivable, accounts payable, accrued liabilities, and student deposits and deferred revenue approximate fair value because of the short-term nature of these financial instruments.

Earnings per share

Basic net income per share is computed using the weighted average number of Class A and Class B common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of Class A and Class B common and common equivalent shares outstanding during the period. Both basic and diluted weighted average shares have been retroactively restated for stock splits effected in the form of stock dividends. The amount of any tax benefit to be credited to capital related to the exercise of options is included when applying the treasury stock method to stock options in the computation of earnings per share.

Deferred rental payments and deposits

The Company records rent expense using the straight-line method over the term of the lease agreement. Accordingly, deferred rental liabilities are provided for lease agreements that specify scheduled rent increases over the lease term. Rental deposits are provided for lease agreements that specify payments in advance or scheduled rent decreases over the lease term.

Selling and promotional costs

The Company expenses selling and promotional costs as incurred. Selling and promotional costs include marketing salaries, direct-response and other advertising, promotional materials, and related marketing costs.

Start-up costs

Costs related to the start-up of new campuses and learning centers are expensed as incurred.

Stock-based compensation

The Company has elected to continue to account for its stock-based awards in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and has provided the pro forma disclosures as required by Statement of Financial Accounting Standards 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), for the years ended August 31, 1999, 1998, and 1997.

New accounting pronouncements

During 1999, the Company adopted the American Institute of Certified Public Accountants Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). The adoption of SOP 98-1 did not have a material impact on its financial statements.

APOLLO GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Comprehensive income

The Company adopted Statement of Financial Accounting Standards 130, “Reporting Comprehensive Income” (“SFAS 130”), which requires additional reporting with respect to certain changes in assets and liabilities that previously were reported in shareholders’ equity. Accordingly, the Company has included a Consolidated Statement of Comprehensive Income for the years ended August 31, 1999, 1998, and 1997.

Reclassifications

Certain amounts reported for the years ended August 31, 1998 and 1997, have been reclassified to conform to the 1999 presentation, having no effect on net income.

Note 3.  Acquisitions

In September 1997, the Company acquired the assets and related business operations of the College for Financial Planning and related divisions that include the Institute for Wealth Management, the Institute for Retirement Planning, the American Institute for Retirement Planners, Inc., and the Institute for Tax Studies. The adjusted purchase price consisted of $19.4 million in cash, $15.9 million in stock, and the assumption of approximately $11.4 million in liabilities. The excess of cost over the value of tangible assets of $40.0 million is being amortized over 35 years.

The acquisition was accounted for under the purchase method and, accordingly, the results of operations related to this new subsidiary has been included with those of the Company for periods subsequent to the date of the acquisition. Results of operations for the College for Financial Planning prior to the acquisition were not material in relation to the Company’s operations as a whole.

Note 4.  Balance Sheet Components

Marketable securities consist of the following, in thousands:

	August 31, 1999		August 31, 1998

	Estimated	Amortized	Estimated	Amortized
Type	Market Value	Cost	Market Value	Cost

Classified as current:

Municipal bonds	$22,507	$22,497	$26,969	$26,898

U.S. agency obligations	7,863	7,881	640	640

Commercial paper	684	686

Total current marketable securities	31,054	31,064	27,609	27,538

Classified as noncurrent:

Municipal bonds due in 1-2 years	8,232	8,259	17,975	17,929

U.S. agency obligations	246	248

Total noncurrent marketable securities	8,478	8,507	17,975	17,929

Total marketable securities	$39,532	$39,571	$45,584	$45,467

APOLLO GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Receivables consist of the following, in thousands:

	August 31,

	1999	1998

Trade receivables	$84,743	$67,160

Interest receivable	533	671

Income tax refunds receivable	32	79

	85,308	67,910

Less allowance for doubtful accounts	(9,644)	(6,628)

Total receivables, net	$75,664	$61,282

Bad debt expense was $6.9 million, $5.5 million, and $2.5 million for 1999, 1998, and 1997, respectively.

Property and equipment consist of the following, in thousands:

	August 31,

	1999	1998

Furniture and equipment	$79,363	$52,698

Software	19,394	11,061

Leasehold improvements	16,549	7,432

Land and buildings	350	350

	115,656	71,541

Less accumulated depreciation and amortization	(40,830)	(24,923)

Property and equipment, net	$74,826	$46,618

Depreciation and amortization expense was $16.5 million, $9.9 million, and $6.4 million for 1999, 1998, and 1997, respectively.

Cost in excess of fair value of assets purchased consist of the following, in thousands:

	August 31,

	1999	1998

Cost in excess of fair value of assets purchased	$42,831	$42,831

Less accumulated amortization	(2,914)	(1,433)

Total cost in excess, net	$39,917	$41,398

Total amortization expense was $1.5 million, $1.2 million, and $176,000 in 1999, 1998, and 1997, respectively.

Accrued liabilities consist of the following, in thousands:

	August 31,

	1999	1998

Salaries, wages, and benefits	$9,355	$9,816

Other accrued liabilities	4,985	9,372

Total accrued liabilities	$14,340	$19,188

APOLLO GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Student deposits and current portion of deferred revenue consist of the following, in thousands:

	August 31,

	1999	1998

Student deposits	$44,260	$35,794

Current portion of deferred tuition revenue	35,399	26,067

Other deferred revenue	1,848	1,378

Total student deposits and current portion of deferred revenue	$81,507	$63,239

Note 5.  Investment in IDL

In August 1998, the Company together with Hughes Network Systems and Hermes Onetouch LLC (“Hermes”) formed Interactive Distance Learning, Inc. (“IDL”), a new corporation to acquire One Touch Systems, a leading provider of interactive distance learning solutions. The Company contributed $10.8 million and provided a $1.2 million letter of credit which will be paid in October 1999, in exchange for a 19% interest in the newly formed corporation. This investment is accounted for under the cost method of accounting. Hermes is wholly-owned by the Company’s Chairman and a Senior Vice President.

Note 6.  Short-Term Borrowings

At August 31, 1999, the Company had no outstanding borrowings on its $10.0 million line of credit. Borrowings under the line of credit bear interest at LIBOR plus .75% or prime at the Company’s election. At August 31, 1999, availability under the line of credit was reduced by outstanding letters of credit of $4.0 million. Any amounts borrowed under the line are payable upon its termination in February 2001. The Company’s line of credit agreement prohibits the Company from paying cash dividends or making other cash distributions without the lender’s consent.

Note 7.  Long-Term Liabilities

Long-term liabilities consist of the following, in thousands:

	August 31,

	1999	1998

Deferred compensation and note agreements discounted at 7.5% to 12%	$1,350	$1,495

Deferred rent	1,900	1,436

Other long-term liabilities	1,272	1,152

Total long-term liabilities	4,522	4,083

Less current portion	(300)	(333)

Total long-term liabilities, net	$4,222	$3,750

The undiscounted deferred compensation liability was $1.6 million at August 31, 1999 and 1998. The undiscounted note payable related to the WIU acquisition was $400,000 and $600,000 at August 31, 1999 and 1998, respectively. The discount rates for these agreements were determined at the date of each respective agreement based on the estimated long-term rate of return on high-quality fixed income investments with cash flows similar to the respective agreements.

The aggregate maturities of the deferred compensation and note agreements for each of the five fiscal years subsequent to August 31, 1999, are as follows: 2000 — $300,000; 2001 — $298,000; 2002 — $384,000; 2003 — $317,000; 2004 — $292,000.

APOLLO GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8. Income Taxes

The related components of the income tax provision are as follows, in thousands:

	Year Ended August 31,

	1999	1998	1997

Current:
Federal	$32,304	$26,546	$17,877

State and other	7,178	6,028	3,870

Total current	39,482	32,574	21,747

Deferred:

Federal	(361)	(2,004)	(123)

State and other	(144)	(595)	(22)

Total deferred	(505)	(2,599)	(145)

Total provision for income taxes	$38,977	$29,975	$21,602

The income tax provision differs from the tax that would result from application of the statutory federal and state corporate tax rates. The rates for the tax provision are as follows:

	Year Ended August 31,

	1999	1998	1997

Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%

State income taxes, net of federal benefit	5.2	5.1	5.0

Other, net	(.4)	(.8)	(.7)

Effective income tax rate	39.8%	39.3%	39.3%

Deferred tax assets and liabilities consist of the following, in thousands:

	August 31,

	1999	1998

Gross deferred tax assets:

Allowance for doubtful accounts	$4,502	$2,869

Deferred tuition revenue	1,299	2,264

Other	3,124	2,096

Total gross deferred tax assets	8,925	7,229

Gross deferred tax liabilities:

Depreciation and amortization of property and equipment	2,286	1,542

Amortization of goodwill	1,289	674

Other	78	246

Total gross deferred tax liabilities	3,653	2,462

Net deferred tax assets	$5,272	$4,767

APOLLO GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net deferred tax assets are reflected in the accompanying balance sheet as follows, in thousands:

	August 31,

	1999	1998

Current deferred tax assets, net	$7,346	$6,203

Noncurrent deferred tax liabilities, net	(2,074)	(1,436)

Net deferred tax assets	$5,272	$4,767

In light of the Company’s history of profitable operations, management has concluded that it is more likely than not that the Company will ultimately realize the full benefit of its deferred tax assets related to future deductible items. Accordingly, the Company believes that a valuation allowance is not required for its net deferred tax assets.

Note 9.  Common Stock

On September 25, 1998, the Company’s Board of Directors authorized a program allocating up to $40 million in Company funds to repurchase shares of its Class A Common Stock. On May 13, 1999, an additional $20 million was authorized by the Board of Directors to repurchase shares of its Class A Common Stock. As of August 31, 1999, the Company had repurchased approximately 1,876,000 shares at a total cost of approximately $46.2 million.

Note 10.  Earnings Per Share

A reconciliation of the basic and diluted per share computations for 1999, 1998, and 1997 are as follows:

	For the Year Ended August 31,

	1999			1998			1997

		Weighted			Weighted			Weighted	Per
		Average	Per Share		Average	Per Share		Average	Shares
	Income	Shares	Amount	Income	Shares	Amount	Income	Share	Amount

	(In thousands, except per share amounts)

Basic net income per share	$59,005	77,683	$.76	$46,297	77,245	$.60	$33,379	75,625	$.44

Effect of dilutive securities:

Stock options		1,151			1,841			2,101

Diluted net income per share	$59,005	78,834	$.75	$46,297	79,086	$.59	$33,379	77,726	$.43

Note 11.  Segment Information

The Company adopted Statement of Financial Accounting Standards 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). SFAS 131 establishes standards for the way that public business enterprises report certain information about operating segments in the financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers.

The Company’s operations are aggregated into a single reportable segment based upon their similar economic and operating characteristics. The Company’s educational operations are conducted in similar markets and produce similar economic results. These operations provide higher education programs for working adults. The Company’s operations are also subject to a similar regulatory environment, which includes licensing and accreditation.

APOLLO GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 12.  Employee and Director Benefit Plans

The Company provides various health, welfare, and disability benefits to its full-time, salaried employees which are funded primarily by Company contributions. The Company does not provide post-employment or post-retirement health care and life insurance benefits to its employees.

401(k) Plan

The Company sponsors a 401(k) plan which is available to all employees who have completed one year and at least 1,000 hours of continuous service. The Company matches 100% of the contributions from the first $10,000 of a participant’s annual pre-tax earnings. Contributions from the participant’s earnings in excess of $10,000 are matched by the Company at 18.5%. Participant contributions are subject to certain restrictions as set forth in the Internal Revenue Code. The Company’s matching contributions totaled $2.2 million, $1.8 million, and $1.3 million for 1999, 1998, and 1997, respectively.

Stock-Based Compensation Plans

The Company has three stock-based compensation plans that were adopted in 1994: the Apollo Group, Inc., Director Stock Plan (“Director Stock Plan”), the Apollo Group, Inc., Long-Term Incentive Plan (“LTIP”), and the Apollo Group, Inc., 1994 Employee Stock Purchase Plan (“Purchase Plan”).

The Director Stock Plan currently provides for an annual grant to the Company’s non-employee directors of options to purchase shares of the Company’s Class A Common Stock on September 1 of each year. Under the LTIP, the Company may grant options, incentive stock options, stock appreciation rights, and other stock-based awards to certain officers or key employees of the Company. Many of the options granted under the LTIP vest 25% per year starting at the end of the year 2002. The vesting may be accelerated for individual employees if the stock price reaches defined goals for at least three trading days, and if certain profit goals, defined for groups of individuals, are also achieved. The Purchase Plan allows employees of the Company to purchase shares of the Company’s Class A Common Stock at quarterly intervals through periodic payroll deductions. The purchase price per share, in general, is 85% of the lower of 1) the fair market value (as defined in the Purchase Plan) on the enrollment date into the respective quarterly offering period or 2) the fair market value on the purchase date.

The Company applies APB 25 and related interpretations in accounting for its stock-based compensation, and has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation cost has been recognized for these plans. Had compensation cost for the plans been determined based on the fair value at the grant date consistent with SFAS 123, the Company’s net income, income per share, and weighted average shares outstanding would have been as follows, in thousands except per share amounts:

	Year Ended August 31,

	1999	1998	1997

Pro forma:

Net income	$55,395	$43,986	$31,551

Diluted income per share	$.71	$.55	$.40

Diluted weighted average shares outstanding	77,634	79,889	78,365

As reported:

Net income	$59,005	$46,297	$33,379

Diluted income per share	$.75	$.59	$.43

Diluted weighted average shares outstanding	78,834	79,086	77,726

The effects of applying SFAS 123 in the above pro forma disclosure are not necessarily indicative of future amounts. The fair value of each option grant is estimated on the date of grant using the Black-Scholes

APOLLO GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

method with the following weighted-average assumptions for grants in 1999, 1998, and 1997, respectively: (1) dividend yield of 0.00% in all years; (2) expected volatility of 73.0%, 40.0%, and 37.0%; (3) risk-free interest rates of 4.5%, 5.9%, and 6.0%, and (4) expected lives of 7.5, 5.4, and 6.9 years.

A summary of the activity related to the stock options granted under the Director Stock Plan and the LTIP is as follows, in thousands except per share amounts:

		Weighted
		Average
		Exercise Price
	Shares	per Share

Outstanding at August 31, 1996	5,162	$4.913

Granted	314	17.336

Exercised	(965)	1.014

Canceled	(264)	9.158

Outstanding at August 31, 1997	4,247	6.453

Granted	370	26.101

Exercised	(694)	5.100

Canceled	(42)	13.650

Outstanding at August 31, 1998	3,881	8.492

Granted	1,171	25.981

Exercised	(1,233)	4.426

Canceled	(384)	10.324

Outstanding at August 31, 1999	3,435	15.709

Exercisable at August 31, 1999	1,611

Available for issuance at August 31, 1999	1,243

The following table summarizes information about the Company’s stock options at August 31, 1999:

	Options Outstanding			Options Exercisable

			Weighted Avg.		Weighted Avg.
		Contractual	Exercise		Exercise
Range of	Number	Years	Price	Number	Price
Exercise Prices	Outstanding	Remaining	per Share	Exercisable	per Share

	(In thousands)			(In thousands)
$ 1.630 to $ 5.975	124	5.45	$2.691	124	$2.691
$ 7.532 to $ 7.532	1,684	6.06	$7.532	1,027	$7.532
$17.000 to $23.792	237	6.97	$19.407	167	$19.739
$25.625 to $33.313	1,390	9.05	$26.152	293	$27.584

$ 1.630 to $33.313	3,435	7.31	$15.709	1,611	$12.068

APOLLO GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 13.  Commitments and Contingencies

The Company is obligated under facility and equipment leases that are classified as operating leases. Following is a schedule of future minimum lease commitments as of August 31, 1999, in thousands:

	Operating Leases

		Equipment &
	Facilities	Other

2000	$42,173	$973

2001	41,060	676

2002	40,396	188

2003	37,826

2004	28,167

Thereafter	55,893

	$245,515	$1,837

Facility and equipment rent expense totaled $44.8 million, $32.1 million, and $23.4 million for 1999, 1998, and 1997, respectively.

In January 1998, the Department of Education Office of the Inspector General (“OIG”) began performing an audit of UOP’s administration of the Title IV Programs. The team previously presented questions regarding UOP’s interpretation of the “12-hour rule,” UOP’s distance education programs, and UOP’s institutional refund obligations. UOP has received a draft report addressing these issues and is currently in discussions with the OIG and ED. Although the Company believes that the OIG audit will be resolved without any negative impact on UOP’s teaching/learning model, as with any program review or audit, no assurance can be given as to the final outcome since the matters are not yet resolved. Depending on the interpretation of the various regulatory requirements, any resulting liability to the Company from the final audit results will be recorded as an expense. Management believes that an estimate of the possible amount or range of liability cannot be made.

The Company is involved in various legal proceedings occurring in the normal course of business. The Company believes that the disposition of these cases will not have a material adverse impact on the financial position or results of operations of the Company.

Note 14.  Consolidating Statement of Operations Data

The following schedules present statement of operations data of Apollo Education Group, University of Phoenix Online, and Apollo Group, Inc. We have presented this information to illustrate the respective operating results of Apollo Education Group and University of Phoenix Online, including the impact of the inter-group license fee and inter-group allocated expenses, and how the operating results of those groups relate to the consolidated operating results of Apollo Group, Inc.

The information presented below for Apollo Education Group excludes its retained interest in University of Phoenix Online, which is currently 100%. This retained interest will decline to reflect issuances of University of Phoenix Online Common Stock and may be further adjusted to reflect other events.

Since its inception, the Company has financed University of Phoenix Online’s operations internally and has not incurred any related third-party debt. University of Phoenix Online does not maintain a bank account; rather all of its cash receipts and disbursements are processed by the Company on University of Phoenix Online’s behalf. Currently, all amounts are settled through the funds allocated to/from Apollo Education Group component of University of Phoenix Online’s divisional net worth. Whenever University of Phoenix Online generates cash from operations, that cash is deemed to be transferred to Apollo Education Group and

APOLLO GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is accounted for as a return of capital. Whenever University of Phoenix Online has a cash need, that cash is deemed to be transferred from Apollo Education Group and is accounted for as a capital contribution. As a result of this policy, the accompanying consolidating statement of operations data do not reflect any inter-group interest income or expense. Additionally, this policy will not change prior to the completion of this offering.

The Company currently expects that following this offering, the difference between the net proceeds of this offering and outlays attributable to University of Phoenix Online following this offering will be accounted for as a revolving credit allowance from University of Phoenix Online to Apollo Education Group requiring the reflection of interest expense by Apollo Education Group and interest income by University of Phoenix Online at the rate of interest determined by the board of directors. Any other cash transfers accounted for as revolving credit advances will not bear interest unless the board of directors determines otherwise. As a result of this change in policy, the consolidating statement of operations data for periods subsequent to the offering may reflect inter-group interest income and expense. Accordingly, operating results for Apollo Education Group and University of Phoenix Online for periods subsequent to this offering may not be comparable to such operating results prior to this offering.

	Year Ended August 31, 1999

	Apollo	University		Apollo
	Education	of Phoenix		Group,
	Group	Online	Eliminations	Inc.

(In thousands)

Revenues:

Tuition and other, net(1)	$429,264	$69,582	$—	$498,846

Inter-group license fee revenue(2)	2,783		(2,783)	—

	432,047	69,582	(2,783)	498,846

Costs and expenses:
Instructional costs and services

External expenses(3)	259,190	31,872		291,062

Inter-group allocated expenses(4)	(4,973)	4,973		—

Inter-group license fee expense(2)		2,783	(2,783)	—
Selling and promotional

External expenses(3)	63,958	11,247		75,205

Inter-group allocated expenses(4)	(131)	131		—
General and administrative

External expenses(3)	39,826			39,826

Inter-group allocated expenses(4)	(5,444)	5,444		—

	352,426	56,450	(2,783)	406,093

Income from operations	79,621	13,132		92,753

Interest income, net	5,229			5,229

Income before income taxes	84,850	13,132		97,982

Provision for income taxes(5)	33,654	5,323		38,977

Net income	$51,196	$7,809	$—	$59,005

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year Ended August 31, 1998

	Apollo	University		Apollo
	Education	of Phoenix		Group,
	Group	Online	Eliminations	Inc.

(In thousands)

Revenues:

Tuition and other, net(1)	$339,796	$45,081	$—	$384,877

Inter-group license fee revenue(2)	1,803		(1,803)	—

	341,599	45,081	(1,803)	384,877

Costs and expenses:
Instructional costs and services

External expenses(3)	212,168	20,424		232,592

Inter-group allocated expenses(4)	(3,599)	3,599		—

Inter-group license fee expense(2)		1,803	(1,803)	—
Selling and promotional

External expenses(3)	41,291	7,744		49,035

Inter-group allocated expenses(4)	(119)	119		—
General and administrative

External expenses(3)	33,064			33,064

Inter-group allocated expenses(4)	(3,631)	3,631		—

	279,174	37,320	(1,803)	314,691

Income from operations	62,425	7,761		70,186

Interest income, net	6,086			6,086

Income before income taxes	68,511	7,761		76,272

Provision for income taxes(5)	26,824	3,151		29,975

Net income	$41,687	$4,610	$—	$46,297

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year Ended August 31, 1997

	Apollo	University		Apollo
	Education	of Phoenix		Group,
	Group	Online	Eliminations	Inc.

(In thousands)

Revenues:

Tuition and other, net(1)	$250,645	$28,550	$—	$279,195

Inter-group license fee revenue(2)	1,142		(1,142)	—

	251,787	28,550	(1,142)	279,195

Costs and expenses:
Instructional costs and services

External expenses(3)	152,705	15,015		167,720

Inter-group allocated expenses(4)	(1,259)	1,259		—

Inter-group license fee expense(2)		1,142	(1,142)	—
Selling and promotional

External expenses(3)	29,231	5,956		35,187

Inter-group allocated expenses(4)	(72)	72		—
General and administrative

External expenses(3)	25,481			25,481

Inter-group allocated expenses(4)	(2,486)	2,486		—

	203,600	25,930	(1,142)	228,388

Income from operations	48,187	2,620		50,807

Interest income, net	4,174			4,174

Income before income taxes	52,361	2,620		54,981

Provision for income taxes(5)	20,524	1,078		21,602

Net income	$31,837	$1,542	$—	$33,379

APOLLO GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Nine Months Ended May 31, 2000

	Apollo	University		Apollo
	Education	of Phoenix		Group,
	Group	Online	Eliminations	Inc.

		(unaudited)
(In thousands)

Revenues:

Tuition and other, net(1)	$374,037	$70,952	$—	$444,989

Inter-group license fee revenue(2)	2,838		(2,838)	—

	376,875	70,952	(2,838)	444,989

Costs and expenses:
Instructional costs and services

External expenses(3)	236,643	26,449		263,092

Inter-group allocated expenses(4)	(6,942)	6,942		—

Inter-group license fee expense(2)		2,838	(2,838)	—
Selling and promotional

External expenses(3)	56,425	9,992		66,417

Inter-group allocated expenses(4)	(461)	461		—
General and administrative

External expenses(3)	35,272			35,272

Inter-group allocated expenses(4)	(5,082)	5,082		—

	315,855	51,764	(2,838)	364,781

Income from operations	61,020	19,188		80,208

Interest income, net	4,186			4,186

Income before income taxes	65,206	19,188		84,394

Provision for income taxes(5)	26,769	7,742		34,511

Net income	$38,437	$11,446	$—	$49,883

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Nine Months Ended May 31, 1999

	Apollo	University		Apollo
	Education	of Phoenix		Group,
	Group	Online	Eliminations	Inc.

		(unaudited)
(In thousands)

Revenues:

Tuition and other, net(1)	$312,911	$50,250	$—	$363,161

Inter-group license fee revenue(2)	2,010		(2,010)	—

	314,921	50,250	(2,010)	363,161

Costs and expenses:
Instructional costs and services

External expenses(3)	190,107	22,053		212,160

Inter-group allocated expenses(4)	(3,831)	3,831		—

Inter-group license fee expense(2)		2,010	(2,010)	—
Selling and promotional

External expenses(3)	47,423	7,809		55,232

Inter-group allocated expenses(4)	(127)	127		—
General and administrative

External expenses(3)	28,695			28,695

Inter-group allocated expenses(4)	(3,798)	3,798		—

	258,469	39,628	(2,010)	296,087

Income from operations	56,452	10,622		67,074

Interest income, net	3,939			3,939

Income before income taxes	60,391	10,622		71,013

Provision for income taxes(5)	24,054	4,306		28,360

Net income	$36,337	$6,316	$—	$42,653

      (1)  Tuition and other revenues are shown net of discounts from a variety of promotional programs and represent amounts earned from students of Apollo Education Group and University of Phoenix Online, respectively. There are no tuition or other revenues that have been allocated between Apollo Education Group and University of Phoenix Online.

      (2)  Apollo Group, Inc. charges University of Phoenix Online a license fee equal to 4% of University of Phoenix Online’s net revenues for the use of curriculum, trademarks, and copyrights owned by Apollo Group, Inc. and its subsidiaries. The license fee, which is included in University of Phoenix Online’s instructional costs and services, totalled $2.8 million, $1.8 million and $1.1 million for the years ended August 31, 1999, 1998, and 1997, respectively, and $2.8 million and $2.0 million for the nine months ended May 31, 2000 and 1999, respectively. The inter-group license fee revenue of Apollo Education Group eliminates against the inter-group license fee expense of University of Phoenix Online in consolidation at the Apollo Group, Inc. level.

      The related license policy was not in place prior to March 24, 2000; however, in order to prepare financial statements that include the charges and benefits of the types provided for under this policy, the accompanying consolidating statement of operations data reflect charges and benefits that would have applied if this policy had been in effect during the periods presented. Although it has no present intention to do so, Apollo Group, Inc.’s board of directors may at any time in its sole discretion modify, rescind, or supplement this policy.

APOLLO GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      (3)  External expenses represent costs incurred directly by Apollo Education Group and University of Phoenix Online and do not include any inter-group allocations.

      (4)  Certain costs incurred by Apollo Group, Inc. and the University of Phoenix, Inc. including legal, accounting, corporate office and centralized student services costs, have been allocated to University of Phoenix Online on the basis of its revenues in relation to those of Apollo Group, Inc. and the University of Phoenix, Inc. The allocation of such expenses to University of Phoenix Online was as follows:

	Year ended August 31,			Nine months ended

	1999	1998	1997	May 31, 2000	May 31, 1999

				(unaudited)

Instructional costs and services	$4,973	$3,599	$1,259	$6,942	$3,831

Selling and promotional	131	119	72	461	127

General and administration	5,444	3,631	2,486	5,082	3,798

	$10,548	$7,349	$3,817	$12,485	$7,756

      The related corporate expense allocation policy was not in place prior to March 24, 2000; however, in order to prepare financial statements that include the charges and benefits of the types provided for under this policy, the accompanying consolidating statement of operations data reflect charges and benefits that would have applied if this policy had been in effect during the periods presented. Although it has no present intention to do so, Apollo Group, Inc.’s board of directors may at any time in its sole discretion modify, rescind, or supplement this policy.

      (5)  University of Phoenix Online’s results, along with other divisions of the University of Phoenix, Inc., are included in the Apollo Group, Inc. consolidated federal income tax return. State taxes are paid based upon apportioned taxable income or loss of Apollo Group, Inc., with the exception of certain state taxes that are based upon an apportionment of University of Phoenix taxable income or loss. The provision for income taxes included in the accompanying consolidating statement of operations data has been calculated on a separate company basis.